     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 12, 1996

                                                      REGISTRATION NO. 333-05241
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              OBJECT DESIGN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

             DELAWARE                            7372                           02-0424252
   (STATE OR OTHER JURISDICTION      (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                                  25 MALL ROAD
                        BURLINGTON, MASSACHUSETTS 01803
                                 (617) 674-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ROBERT N. GOLDMAN
                                   PRESIDENT
                              OBJECT DESIGN, INC.
                                  25 MALL ROAD
                        BURLINGTON, MASSACHUSETTS 01803
                                 (617) 674-5000
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

           JOHN D. PATTERSON, JR., ESQ.                           MARK J. MACENKA, ESQ.
            ROBERT W. SWEET, JR., ESQ.                       TESTA, HURWITZ & THIBEAULT, LLP
              FOLEY, HOAG & ELIOT LLP                               HIGH STREET TOWER
              ONE POST OFFICE SQUARE                                 125 HIGH STREET
            BOSTON, MASSACHUSETTS 02109                        BOSTON, MASSACHUSETTS 02110
                  (617) 832-1000                                     (617) 248-7000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /
/  ____________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                              OBJECT DESIGN, INC.
                            ------------------------


              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
             OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

        FORM S-1 ITEM NUMBER AND HEADING                       LOCATION IN PROSPECTUS
        --------------------------------                       ----------------------
 1.   Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.....    Outside Front Cover Page of Prospectus

 2.   Inside Front and Outside Back Cover Pages
      of Prospectus..............................    Inside Front and Outside Back Cover Pages
                                                     of Prospectus

 3.   Summary Information, Risk Factors and Ratio
      of Earnings to Fixed Charges...............    Prospectus Summary; Risk Factors

 4.   Use of Proceeds............................    Prospectus Summary; Use of Proceeds;
                                                     Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations

 5.   Determination of Offering Price............    Outside Front Cover Page of Prospectus;
                                                     Underwriting

 6.   Dilution...................................    Dilution

 7.   Selling Security Holders...................    Principal Stockholders

 8.   Plan of Distribution.......................    Outside Front Cover Page of Prospectus;
                                                     Underwriting

 9.   Description of Securities to be                Description of Capital Stock
      Registered.................................

10.   Interests of Named Experts and Counsel.....    Legal Matters; Experts

11.   Information with Respect to the Registrant:
      (a)   Description of Business..............    Summary; Risk Factors; Business
      (b)   Description of Property..............    Business -- Facilities
      (c)   Legal Proceedings....................    Business -- Legal Proceedings
      (d)   Market Price of and Dividends on the
            Registrant's Common Equity and
            Related Stockholders Matters.........    Outside Front Cover Page of Prospectus;
                                                     Dividend Policy; Management -- Executive
                                                     Compensation; Description of Capital
                                                     Stock; Shares Eligible for Future Sale
      (e)   Financial Statements.................    Summary; Capitalization; Consolidated
                                                     Financial Statements
      (f)   Selected Financial Data..............    Selected Financial Data
      (g)   Supplementary Financial
            Information..........................    Not Applicable
      (h)   Management's Discussion and Analysis
            of Financial Condition and Results of
            Operations...........................    Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations
      (i)   Changes in and Disagreements with
            Accountants on Accounting and
            Financial Disclosure.................    Not Applicable

        FORM S-1 ITEM NUMBER AND HEADING                       LOCATION IN PROSPECTUS
        --------------------------------                       ----------------------
      (j)   Directors, Executive Officers,
            Promoters and Control Persons........    Management -- Directors and Executive
                                                     Officers; Certain Transactions
      (k)   Executive Compensation...............    Management -- Executive Compensation
      (l)   Security Ownership of Certain
            Beneficial Owners and Management.....    Principal Stockholders
      (m)   Certain Relationships and Related
            Transactions.........................    Certain Transactions

12.   Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                      SUBJECT TO COMPLETION, JULY 12, 1996


PROSPECTUS

                                3,000,000 SHARES
                                      LOGO

                                  COMMON STOCK


     All of the 3,000,000 shares of Common Stock offered hereby are being sold by Object Design, Inc. ("Object Design" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "ODIS."

                               ------------------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.

                         SEE "RISK FACTORS" ON PAGE 6.
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================

                                                    PRICE TO      UNDERWRITING    PROCEEDS TO
                                                     PUBLIC       DISCOUNT(1)      COMPANY(2)
- ------------------------------------------------------------------------------------------------
Per Share.......................................        $              $               $
- ------------------------------------------------------------------------------------------------
Total(3)........................................        $              $               $
============================================================================================

(1) See "Underwriting" for indemnification arrangements with the several Underwriters.

(2) Before deducting expenses payable by the Company estimated at $1,000,000.

(3) Certain stockholders of the Company (the "Selling Stockholders") have granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to Public and Underwriting
    Discount will be $          and $          , respectively, and the Selling
    Stockholders will receive proceeds of $          . See "Underwriting."
                               ------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery on or about             , 1996 at the office of the agent of
Hambrecht & Quist LLC in New York, New York.

HAMBRECHT & QUIST

                               ALEX. BROWN & SONS
                                    INCORPORATED

                                                     WESSELS, ARNOLD & HENDERSON

            , 1996

                            DESCRIPTION OF GRAPHICS

     1) Company logo in upper left corner, accompanied by text:
       "The Database for the Web."

     2) Color art: four screen shots of World Wide Web home pages of several customers of the Company, who are using the Company's products to build Web applications.

        Text accompanying screen shots:

        "The World Wide Web is changing the way leading corporations do business. . .
       . . . "Object Design is changing the way Web Developers build business applications."

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Object Design develops, markets and supports the ObjectStore database management system and related tools, used to build and deploy Internet, Intranet and other applications. The Company's database products are designed to handle the data types and data relationships found on the rapidly expanding World Wide Web. ObjectStore provides support for extended data types such as image, free text, video, audio, HTML, and Java software objects, as well as for the extended relationships among data exemplified by the non-tabular unstructured data found on the Internet.

     Over time, new types of database management systems have been adopted as new computing platforms have emerged. The Company believes that the computer industry is presently undergoing such a fundamental platform shift with the rapid adoption of the Internet and the World Wide Web. This latest platform shift is creating a new set of requirements for database management systems. As the World Wide Web expands, developers are increasingly building applications that include multimedia content, require the ability to rapidly search and browse diverse types of data and provide greater interactivity and more dynamic context-sensitive and user-sensitive behavior.

     The Company's ObjectStore database, Internet Solution Suite, and related tools provide a powerful data management solution for building Internet applications. ObjectStore, in conjunction with the Internet Solution Suite, provides native support for extended data types and is readily extensible to accommodate new data types. Unlike relational and extended-relational database management systems, ObjectStore provides the ability both to store these new data types and to encapsulate the functions that define their behavior. In addition, ObjectStore allows customers to directly model the complex and extended data relationships common to emerging Internet applications, which provides a performance advantage over relational and object-relational systems. ObjectStore natively supports object oriented programming languages, allowing JAVA, C++, and other programming language objects to be stored in the database exactly as they are represented in programs, eliminating the time and effort needed to convert the objects to relational tables for storage.

     Customers that have recently built Internet applications using the Company's products include Southwest Airlines and GTE Directories Corporation. Southwest Airlines recently introduced a Web-based electronic ticketing system using ObjectStore. GTE used ObjectStore and the Internet Solution Suite to deploy its Superpages(SM) application, a listing of over ten million businesses nationwide that can be rapidly searched over the Web.

     The Company has yet to recognize material revenues from its new Internet products, which were introduced in March 1996. However, since the introduction of ObjectStore in 1990, the Company has licensed over 20,000 copies of its software to an installed base of more than 700 customers. The Company's customers have used ObjectStore to build high-performance applications in a variety of challenging computing environments where relational databases were unable to provide adequate functionality.

     The open architecture of the Company's products provides compatibility with a wide range of third party applications, tools and programming languages. The Company's products operate on standard industry hardware platforms and operating systems such as Windows 95, Windows NT and UNIX.

     The Company employs a multi-channel sales and marketing strategy, using direct sales, systems integrators, independent software vendors, distributors and other channel partners to address its global market.

                                  THE OFFERING


Common Stock offered by the Company........................  3,000,000 shares
Common Stock to be outstanding after the offering..........  26,283,673 shares(1)
Use of proceeds............................................  Working capital and other general corporate purposes, including
                                                             repayment of debt
Nasdaq National Market Symbol..............................  ODIS


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       THREE MONTHS
                                                                                          ENDED
                                            YEAR ENDED DECEMBER 31,                     MARCH 31,
                               -------------------------------------------------     ----------------
                                1991      1992      1993       1994       1995        1995      1996
                               -------   -------   -------   --------   --------     -------   ------
STATEMENT OF OPERATIONS DATA:
  Revenues:
     Software................  $ 3,322   $ 8,607   $ 8,688   $ 15,706   $ 18,700     $ 4,972   $5,612
     Services................      706     1,989     4,155      6,731     10,928       2,647    2,369
     Related party software
       and services..........       --        --    11,807      3,052      3,078         402    1,015
                               -------   -------   -------   --------   ---------    -------   ------
       Total revenues........    4,028    10,596    24,650     25,489     32,706       8,021    8,996
  Gross profit...............    2,815     8,511    19,333     18,513     23,786       5,857    6,589
  Operating income
     (loss)(2)...............   (3,856)   (2,262)      565    (12,387)   (10,406)     (2,116)     191
  Net income (loss)(2).......   (3,868)   (2,342)      627    (12,021)   (10,282)     (1,996)     145
  Pro forma net income (loss)
     per common and common
     equivalent share(3).....                                           $  (0.40)              $ 0.01
  Pro forma weighted average
     common and common
     equivalent shares
     outstanding(3)..........                                             25,837               26,427

                                                                  MARCH 31, 1996
                                                    ------------------------------------------
                                                                                  PRO FORMA
                                                                                      AS
                                                     ACTUAL      PRO FORMA(3)   ADJUSTED(3)(4)
                                                    --------     ------------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.......................  $  3,382        $3,382         $ 29,414
  Marketable securities, current..................     4,949         4,949            4,949
  Working capital.................................     4,274         4,274           30,830
  Total assets....................................    21,805        21,805           47,837
  Long-term obligations...........................       344           344               --
  Redeemable convertible preferred stock..........    41,232            --               --
  Total stockholders' equity (deficit)............   (32,835)        8,397           35,297

- ---------------

(1) Based on shares outstanding at June 30, 1996. Includes 2,899,702 shares of Common Stock issued upon the exercise of stock options between March 31, 1996 and June 30, 1996. Assumes the issuance of 49,758 shares of Common Stock upon the cashless exercise of an outstanding warrant to purchase 57,858 shares of Common Stock at an exercise price of $1.40 per share (the "Warrant"). The holder of the Warrant has notified the Company of its intention to exercise the Warrant at the closing of this offering. Excludes
    (i) 3,542,059 shares of Common Stock issuable upon exercise of outstanding options outstanding at June 30, 1996, at a weighted average exercise price of $1.20 per share, (ii) 2,589,000 shares of Common Stock reserved for issuance upon exercise of stock options that may be granted after June 30, 1996 under the Company's 1996 Incentive and Nonqualified Stock Option Plan (the "1996 Stock Option Plan") and 300,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan (the "Stock Purchase Plan"). See "Management -- Stock Option Plans" and "-- Employee Stock Purchase Plan" and "Description of Capital Stock -- Warrant."


(2) The Company's results of operations for 1995 include restructuring charges of approximately $2.7 million, consisting principally of severance costs and expenses related to consolidation of the Company's facilities in connection with a strategic realignment of the Company's business undertaken during the second half of 1995.

(3) Pro forma information reflects the conversion to Common Stock at the closing of this offering of all outstanding preferred stock of the Company. See Note B of Notes to Consolidated Financial Statements.

(4) As adjusted, reflects the sale of the 3,000,000 shares offered hereby at an assumed public offering price of $10.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors." Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and has been adjusted to give effect to (i) the conversion upon the closing of this offering of all outstanding shares of the preferred stock, $0.01 par value, of the Company ("Preferred Stock") into an aggregate of 17,891,654 shares of Common Stock and (ii) the amendment of the Company's Certificate of Incorporation on or before the closing of this offering to, among other things, increase the number of authorized shares of Common Stock to 200,000,000 and create a class of 5,000,000 shares of undesignated preferred stock. See "Description of Capital Stock" and "Underwriting."

                                  THE COMPANY

     The Company was incorporated under the laws of Delaware in 1988. The Company's principal executive offices are located at 25 Mall Road, Burlington, Massachusetts 01803 and its telephone number is (617) 674-5000. As used in this Prospectus, "Object Design" or the "Company" refer to Object Design, Inc. and its wholly-owned subsidiaries, unless the context otherwise requires.

     Object Design and ObjectStore are registered trademarks of the Company. Internet Solution Suite, Object Forms, Webconnect, ObjectForms Engine, Image Object Manager, Text Object Manager, Video Object Manager, Audio Object Manager, HTML Object Manager, Java Object Manager, ObjectStore Inspector, ObjectStore Performance Expert, ObjectStore OpenAccess and DBconnect are trademarks of the Company. This Prospectus also includes trademarks of companies other than the Company.

                                  RISK FACTORS

     The following factors should be considered carefully before purchasing the Common Stock offered hereby:

     History of Losses; Strategic Realignment. Despite increasing revenues in every year since its inception, the Company has incurred substantial losses and negative cash flow, and at March 31, 1996 had an accumulated deficit of $33.9 million. The Company had net income of $627,000 in 1993. However, it incurred losses of $12.0 million and $10.3 million in 1994 and 1995, respectively.

     In late 1995, the Company appointed a new Chief Executive Officer and Chief Operating Officer and replaced several other members of its senior management team, and in April 1996 appointed a new Chief Financial Officer. In the second half of 1995, the Company also embarked upon a Company-wide program of expense reduction, including layoffs, and commenced a fundamental realignment of the Company's business strategy. Historically, the Company had marketed its ObjectStore database management system primarily to customers in certain industries, such as telecommunications, finance and engineering design and analysis, that required specialized database management capabilities unavailable from relational database management systems. In early 1996, the Company shifted its strategy to focus on providing database management solutions for the emerging Internet and Intranet computing market.

     In March 1996 the Company released the Internet Solution Suite, its first group of products designed specifically to address the Internet and Intranet computing market. Although the Company had net income of $145,000 in the three months ended March 31, 1996, the Company has yet to recognize material revenues from its new Internet and Intranet products. There can be no assurance that the Company's strategic realignment to focus on the Internet and Intranet computing market will be successful or result in sustained profitability.

     As a result of the Company's strategic realignment and reallocation of its research and development, sales and marketing and technical support resources, it is likely that the Company's revenues from its historical business base will experience a lower rate of growth, or will decline. Also, the Company in the past has derived a substantial portion of its revenue from fee-based consulting services. Recently the Company has reduced its emphasis on consulting services as a source of revenue in favor of concentrating its technical support staff on its recently implemented key account management program and other non-billable activities designed to ensure customer satisfaction and success in deployment of applications based on ObjectStore. A reduction in the rate of growth of, or decline in, the Company's revenues from its historical business base, if not offset by revenue from sales of the Company's products for Internet and Intranet applications, would have a material adverse effect on the business, results of operations and financial condition of the Company. There can be no assurance that the Company's revenues will not decline in the short or long term, or that the Company will be able to achieve or sustain profitability or positive cash flow at any time in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Fluctuations in Operating Results. The Company's quarterly operating results have varied significantly and are expected to vary significantly in the future. These fluctuations may be caused by many factors, including, among others, the size and timing of individual orders; customer order deferrals in anticipation of new products; timing of introduction or enhancement of products by the Company or its competitors; market acceptance of new products; technological changes in database management, networking or communications technology; competitive pricing pressures; changes in the Company's operating expenses; personnel changes; foreign currency exchange rates; mix of products sold; quality control of products sold; and general economic conditions.

     Sales cycles for the Company's customers have historically been up to six months or longer. Although the Company believes that its sales cycles will grow shorter as a result of its strategic realignment, there can be no assurance that this will be the case. In addition, like many software companies, the Company has generally recognized a substantial portion of its revenues in the last month of each quarter, with these revenues concentrated in the last weeks of the quarter. To the extent this trend continues, the failure to achieve such revenues in the last weeks of a given quarter may have a material adverse effect on the Company's financial results for that quarter. Accordingly, the cancellation or deferral of even a small number of purchases of the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition in any particular quarter. To the extent that significant sales occur earlier than expected, operating results for subsequent quarters may fail to keep pace or even decline.

     Because the Company generally ships software products within a short period after receipt of an order, the Company has not typically had a material backlog of unfilled orders, and revenues in any quarter have been substantially dependent on orders booked in that quarter. Product revenues are also difficult to forecast because the market for database management solutions for the Internet is uncertain and evolving. The Company's expense levels are based, in part, on its expectations as to future revenues and to a large extent are fixed. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders would have an almost immediate adverse affect on the Company's results of operations and on the Company's ability to achieve or sustain profitability.

     As a result of the foregoing and other factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of the shares of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

     Dependence on the Internet. The Company's future success will depend to a substantial degree on continued expansion of use of the Internet and the World Wide Web, and on increased adoption by businesses and organizations of Intranets. Although currently new users and Web sites are proliferating rapidly on the Internet, there can be no assurance that the Internet will develop as a viable medium for business communications and activity in the long term. Failure of the Internet to develop as such a medium could result from, among other things, inadequate development of the infrastructure, such as the reliable network backbone necessary to support increased volumes of traffic, delayed development of complementary products and technologies such as high speed modems and security procedures for financial transactions, delays in the development or adoption of new standards and protocols or other factors that could inhibit the Internet's ability to handle increased levels of activity. There can be no assurance that the infrastructure, complementary products or protocols necessary to make the Internet a viable medium for business communications and activity will develop, and, if they do not, demand for the Company's products could be materially adversely affected. Moreover, critical issues concerning the commercial use of, distribution of information on, and government regulation of the Internet (including security, cost, ease of use and access, property ownership and other legal liability issues) remain unresolved and may affect both the growth of the Internet and the Company's business, results of operations and financial condition.

     Developing Market; Unproven Acceptance of the Company's Products. The Company has recently changed its strategic focus to concentrate on the Internet and Intranet market. In March 1996, the Company introduced the Internet Solution Suite, its first group of products developed specifically for use in developing and deploying Internet and Intranet applications. The market for database management systems and tools designed specifically for the Internet has only recently begun to develop, is rapidly evolving, and is characterized by an increasing number of market entrants offering solutions based on a variety of technologies. Database management systems in general, including object oriented database management systems such as ObjectStore, have not commonly been used as the basis for developing and deploying Web applications, and only a limited number of the Company's customers have used ObjectStore to build and deploy such applications. As is typical in the case of a new and evolving industry, demand for and market acceptance of newly introduced products are subject to a high degree of uncertainty. There can be no assurance that the Company's Internet-related products and services will achieve market acceptance.

     Management of Transition and Growth. The Company is experiencing a period of transition. The Company's Chief Executive Officer, Robert N. Goldman, its Executive Vice President and Chief Operating Officer, Justin J. Perreault, its Chief Financial Officer, Lacey P. Brandt, and other members of the Company's senior management team have been employed by the Company for less than one year. The Company's recent strategic realignment and new product introductions have placed, and will continue to place, a significant strain on its resources and personnel. In order for the Company's new strategy to succeed, the Company must continue to extend its core database management technology to develop new product offerings for the Internet and Intranet market, and must redirect its research and development, sales and marketing and technical support staffs to focus on this market. Between the commencement of the Company's expense reduction program in August 1995, and May 31, 1996, the Company's workforce was reduced by layoffs and attrition by approximately 23%. Continuity of personnel is an important factor in the success of the Company's product development and sales and marketing activities. The Company believes that its ability to attract and retain qualified individuals at all levels in the Company will be essential to its success, and there can be no assurance that the Company will be successful in attracting and retaining the necessary personnel. If Company management is unable to effectively manage its planned transition or any subsequent growth, identify opportunities in a timely fashion, and evaluate and manage the Company's business, the Company's business, results of operations and financial condition will be materially and adversely affected.

     To manage any future growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Although the Company believes that it has made adequate allowances for the costs and risks associated with this expansion, there can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that Company management will be able to carry out the rapid execution necessary to fully exploit the market for the Company's products and services. The Company's future operating results will also depend on its ability to expand its sales and marketing organizations, establish distribution channels to address the Internet and Intranet computing market and expand its support organization commensurately with the increasing base of its installed products. If the Company is unable to manage its growth effectively, the Company's business, results of operations and financial condition will be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products," "-- Services" and "-- Employees".

     Recent Change in Relationship with IBM. In April 1993, International Business Machines Corporation ("IBM") purchased shares of the Company's Preferred Stock convertible into an aggregate of 3,750,695 shares of Common Stock, which will represent approximately 14.3% of the Company's issued and outstanding Common Stock immediately following this offering. (If the Underwriters' over-allotment option is exercised in full, IBM will sell an aggregate of 426,949 shares of Common Stock, reducing its holdings to 12.7% of the Company's issued and outstanding Common Stock.) In 1993, the Company and IBM entered into certain business agreements (the "IBM Agreements") under which

IBM is entitled to develop and market products in which the Company's ObjectStore database management system is embedded, and the parties undertook certain joint product development and marketing activities. During 1993, 1994, 1995 and the three months ended March 31, 1996, revenues attributable to IBM were $9.9 million, $1.7 million, $3.1 million and $980,000, and constituted 40.2%, 6.9%, 9.4% and 10.9% of the Company's total revenues for such periods, respectively. Under the IBM Agreements, either party has the option (the "Break-Up Option") of terminating certain of the IBM Agreements and modifying the terms of certain others, upon nine months' advance notice. In March 1996, the Company exercised the Break-Up Option by giving written notice to IBM, to become effective in January 1997. As a result of its exercise of the Break-Up Option, the Company's revenues from IBM are likely to decline, and the Company's joint product development and marketing efforts with IBM may be curtailed or eliminated. There can be no assurance that the change in the Company's relationship with IBM, and any related loss of revenue, will not have a material adverse effect on the business, results of operations and financial condition of the Company. See "Certain Transactions -- Relationship with International Business Machines Corporation."

     International Operations. A significant portion of the Company's revenues are derived from sales by its international subsidiaries and to distributors outside the United States. Revenues from foreign sales accounted for 9.3%, 28.8%, 36.9% and 44.5% of total revenues in 1993, 1994 and 1995 and in the three months ended March 31, 1996, respectively. The Company anticipates that international revenues will continue to account for a significant portion of total revenues in the foreseeable future. International operations are subject to various risks, including fluctuations in currency exchange rates, political and economic instability, unexpected changes in regulatory requirements, including export regulations, import and export duties and restrictions, tariffs and other trade barriers, difficulties in managing distributors or representatives, difficulties in staffing and managing foreign subsidiary operations, potentially adverse tax consequences, long payment cycles, uncertainties in connection with collecting accounts receivable, and logistical difficulties in managing multinational operations. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, results of operations and financial condition. The Company does not hedge any of its transactions denominated in foreign currencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Sales and Marketing."

     Competition. The market in which the Company competes is intensely competitive, highly fragmented, and characterized by rapidly changing technology and standards. The Company's current and prospective competitors offer a variety of database solutions, including: object databases available from Computer Associates, GemStone, Objectivity, Poet, O2 and Versant; relational databases available from Computer Associates, IBM, Informix, Microsoft, Oracle and Sybase; extended-relational and object-relational databases available from IBM, Informix, Oracle and UniSQL; and other specialized databases such as on-line analytical processing databases. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing, and other resources than the Company, and many of which have well established relationships with current and potential customers of the Company. In the future, the Company expects to experience increased competition from established vendors of relational database systems that may seek to offer extended-relational, object-relational or object oriented database solutions. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. The Company also believes that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance the Company will be able to compete effectively against current and future competitors. See "Business -- Competition."

     Risks Associated with Product Development and Introduction. The computer software industry is subject to rapid technological change, changing customer requirements, frequent new product introductions and evolving industry standards that may render existing products and services obsolete.

As a result, the Company's position in its existing markets or other markets that it may enter could be eroded rapidly by product advancements by competitors. The life cycles of the Company's products are difficult to estimate. The Company's future success will depend, in part, upon its ability to enhance existing products and to develop new products on a timely basis. In addition, its products must keep pace with technological developments and conform to evolving industry standards, including new extended data types, new electronic publishing formats and new client/server and Internet communication protocols. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, or that new products and product enhancements will meet the requirements of the marketplace or achieve market acceptance. If the Company is unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, the Company's business, results of operations and financial condition would be materially and adversely affected. In addition, the Company or its competitors may announce enhancements to existing products or services, or new products or services embodying new technologies, industry standards or customer requirements that have the potential to supplant or provide lower cost alternatives to the Company's existing products and services. The introduction of such enhancements or new products and services could render the Company's existing products and services obsolete and unmarketable. There can be no assurance that the announcement or introduction of new products or services by the Company or its competitors or any change in industry standards will not cause customers to defer or cancel purchases of existing products or services, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company has from time to time experienced delays in introducing new products and product enhancements and there can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products or product enhancements. In addition, there can be no assurance that such new products or product enhancements will meet the requirements of the marketplace and achieve market acceptance. Any such failure could have a material adverse effect on the Company's business, results of operations and financial condition. Furthermore, software products as complex as those offered by the Company may contain errors or bugs that may be detected at any point in the products' life cycles. The Company has in the past discovered software errors in certain of its products and has experienced delays in shipment of products during the period required to correct these errors. There can be no assurance that, despite testing and quality assurance efforts by the Company and by current and potential customers, errors will not be found, or product shipment delays will not occur, resulting in loss of or delay in market acceptance and sales, diversion of development resources, injury to the Company's reputation or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview" and "Business -- Research, Development and Quality Assurance."

     Reliance on Proprietary Technology. The Company relies on a combination of trademark, copyright, trade secret laws, employee and third-party non-disclosure agreements, confidentiality procedures and contractual provisions to protect its proprietary technology. The Company seeks to protect its software, documentation, and other written materials under trade secret and copyright laws, which offer limited protection. The Company currently has one United States patent. There can be no assurance that the Company's patent will not be invalidated, circumvented, or challenged, that the rights granted thereunder will provide competitive advantage to the Company or that any future patent applications will be issued with the scope of the claims sought by the Company. There can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. There can also be no assurance that the measures taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of the technology or independent development of similar technology by others. Certain of the Company's software products are licensed to customers under "shrink wrap" licenses included as part of the product packaging. Although in larger sales the Company's shrink wrap licenses are generally accompanied by specifically negotiated agreements signed by the licensee, in many cases its shrink wrap licenses are not negotiated with or signed by individual licensees. Certain provisions of the Company's shrink wrap licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of various countries in which the Company's products may be sold may not protect the Company's products and intellectual property rights to the same degree as the laws of the United States. There can be no assurance that third parties will not assert intellectual property infringement claims against the Company or that any such claims will not require the Company to enter into royalty arrangements or result in costly litigation. The Company is not aware of any patent infringement charge or any violation of other proprietary rights claimed by any third party relating to the Company or to the Company's products. However, the computer software industry is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. The Company believes that, due to the rapid pace of technological innovation for database software products, the Company's ability to establish and maintain a position of technology leadership in the industry is dependent more upon the skills of its development personnel than upon the legal protections afforded its existing technology. See "Business -- Proprietary Technology."

     Reliance on Third-Party Software. The Company relies upon certain software that it licenses from third parties, including software that is integrated with the Company's internally developed software and used to perform key functions such as the relational database engine licensed from Dharma Systems and incorporated in the Company's DBconnect and OpenAccess products. Certain of these licenses are for limited terms, can be renewed only by mutual consent and may be terminated if the Company breaches the terms of the license and fails to cure the breach within a specified period of time. There can be no assurance that such licenses will continue to be available to the Company on commercially reasonable terms, if at all. The loss of or inability to maintain any of these licenses could result in the discontinuation of, or delays or reductions in, product shipments unless and until equivalent technology is identified, licensed and integrated with the Company's software. Any such discontinuation, delay or reduction would have a material adverse effect on the Company's business, results of operations and financial condition. Most of the Company's third-party licenses are non-exclusive, and there can be no assurance that the Company's competitors will not obtain licenses to and utilize such technology in competition with the Company. There can be no assurance that the vendors of technology utilized in the Company's products will continue to support such technology in its current form, nor can there be any assurance that the Company will be able to modify its own products to adapt to changes in such technology. In addition, there can be no assurance that financial or other difficulties that may be experienced by such third-party vendors will not have a material adverse effect upon the technologies incorporated in the Company's products, or that, if such technologies become unavailable, the Company will be able to find suitable alternatives. The loss of, or inability to maintain, any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, and could materially adversely affect the Company's business, results of operations and financial condition. See "Business -- Proprietary Technology."

     Dependence on Key Personnel. The Company's future success depends to a significant extent on its executive officers and certain technical, managerial and marketing personnel. The loss of the services of any of these individuals or groups of individuals could have a material adverse effect on the Company's business, results of operations and financial condition. None of the Company's current executive officers, other than Robert N. Goldman and Justin J. Perreault, the Company's Chief Executive Officer and Executive Vice President and Chief Operating Officer, respectively, has entered into an employment agreement with the Company. The Company believes that its future success also will depend significantly upon its ability to attract, motivate and retain additional highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, assimilating and retaining the personnel it requires. See "Management -- Executive Officers and Directors" and "Business -- Employees."

     Concentration of Stock Ownership. Upon completion of this offering, the Company's officers and directors and entities with which they are affiliated and six other entities which hold 5% or more of the Company's outstanding securities will beneficially own 72.6% of the Company's outstanding Common Stock. These stockholders, if acting together, will be in a position to elect the Company's directors and control other corporate actions requiring stockholder approval. See "Management" and "Principal Stockholders."

     Antitakeover Considerations; Effect of Charter Provisions, By-Laws and Delaware Law. The Company's Amended and Restated By-laws (the "Restated By-laws") will require that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing, and will require specified advance notice by a stockholder of a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or, if none, the President of the Company or by the Board of Directors. The Restated By-laws will provide for a classified Board of Directors, and members of the Board of Directors may be removed by the stockholders only upon the affirmative vote of holders of a least two-thirds of the shares of capital stock of the Company entitled to vote. The affirmative vote of the holders of 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote is required to amend or repeal these provisions. In addition, under the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") the Board of Directors will have the authority, without further action by the stockholders, to fix the rights and preferences of, and issue shares of, preferred stock. In addition, following this offering the Company will become subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change of control of the Company and may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. The foregoing and other provisions of the Restated Certificate of Incorporation and the Restated By-laws and the application of
Section 203 of the Delaware General Corporation Law could have the effect of deterring certain takeovers or delaying or preventing certain changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. See "Management," "Description of Capital Stock -- Preferred Stock" and "-- Delaware Law and Certain Provisions of the Company's Certificate of Incorporation and By-Laws."

     No Prior Public Market; Possible Volatility of Stock Price. Prior to this offering there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the offering. The initial public offering price will be determined by negotiation between the Company and the representatives of the Underwriters based upon several factors and may not be indicative of future market prices. The market price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, trends in, usage of and regulatory actions affecting the Internet, and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for many high technology companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. See "Underwriting."


     Significant Unallocated Proceeds As of the date of this Prospectus, the Company has no specific plans as to the use of the net proceeds from this offering and management will have broad discretion in the application of the proceeds. Pending such application, the Company intends to invest such net proceeds in short-term, investment-grade, interest-bearing securities. The Investment Company Act of 1940 ("1940 Act") requires registration of, and imposes substantial restrictions on, certain companies that engage, or propose to engage, primarily in the business of investing, reinvesting or trading in securities, or that fail certain statistical tests concerning a company's asset composition and sources of income and that are not primarily engaged in businesses other than investing, reinvesting, owning, holding or trading in securities. The Company believes that it is, and intends to remain, primarily engaged in businesses other than investing, reinvesting, owning, holding or trading in securities. Pending their use for other specific business purposes, the proceeds of this offering will be invested primarily in government securities or cash items so as to avoid subjecting the Company to the registration requirements of the 1940 Act. Such investment is likely to result in the Company obtaining lower yields on the funds than might be available in the securities markets generally. If the Company were required to register as an investment company under the 1940 Act, it would become subject to substantive regulations which could have a material adverse impact on its business. See "Use of Proceeds."



     Shares Eligible for Future Sale. Sales of substantial amounts of shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. Upon completion of this offering, the Company will have outstanding 26,283,673 shares of Common Stock, of which the 3,000,000 shares offered hereby will be freely tradeable. A total of 22,939,817 other outstanding shares are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Hambrecht & Quist LLC. In its sole discretion and at any time without notice, Hambrecht & Quist LLC may release all or any portion of the shares subject to lock-up agreements. Immediately following the close of this offering, 79,550 shares of Common Stock will become eligible for sale without restriction under Rule 144(k), and an additional 241,806 shares of Common Stock will become eligible for sale subject to the restrictions of Rule 144 or, in some cases, Rule 701 under the Securities Act. In addition, following this offering, the holders of 18,294,432 shares of Common Stock have certain rights with respect to the registration of such shares of Common Stock for sale to the public. If such holders, by exercising their registration rights, cause a large number of shares to be sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. In addition, if the Company is required to include such shares in Company-initiated registration statements, this could have an adverse effect on the Company's ability to raise needed capital. Further, the Company may use stock for acquisitions, which may have a dilutive effect. See "Shares Eligible for Future Sale" and "Underwriting." At June 30, 1996 there were outstanding options and the Warrant to purchase a total of 3,542,059 and 57,858 shares of Common Stock, respectively. Approximately 90 days following this offering, the Company intends to file a registration statement on Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), covering the sale of an aggregate of 6,431,059 shares reserved for issuance pursuant to options that are outstanding or may hereafter be granted under the Company's stock option plans and its employee stock purchase plan. See "Management -- Stock Option Plans" and " -- Employee Stock Purchase Plan."


     Dilution. Investors purchasing shares of Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price and will incur additional dilution upon the exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 3,000,000 shares of Common Stock offered hereby, after deducting estimated underwriting discounts and estimated offering expenses payable by the Company, are estimated to be approximately $26.9 million, assuming an initial public offering price of $10.00 per share. The Company will not receive any proceeds from the exercise, if any, of the Underwriters' over-allotment option.

     The primary purposes of this offering are to increase the Company's equity capital and to create a public market for the Common Stock. The Company intends to use the net proceeds of this offering for working capital and other general corporate purposes, including repayment of debt. The debt to be repaid out of the proceeds of the offering consists of installment notes payable to a bank in the aggregate principal amount of $868,000 at March 31, 1996. The installment notes are due on various dates through May 1, 1998 and bear interest at floating rates of interest equal to the bank's prime rate per annum plus 0.75% to 1.0% (9.0% to 9.25% at March 31, 1996). The installment notes are collateralized by substantially all the assets of the Company. See "Management's Discussion and Analysis of Results of Operation and Financial Condition -- Liquidity and Capital Resources" and Note E of Notes to Consolidated Financial Statements.

     The Company may also use a portion of the net proceeds of this offering to acquire businesses, products or technologies complementary to the Company's business. Although the Company has from time to time engaged in discussions with respect to possible acquisitions, it has no present understandings, commitments or agreements, nor is it currently engaged in any negotiations, with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. The Company has no other specific uses for the proceeds of this offering, and the exact use of such proceeds will be subject to the discretion of management.

                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently intends to retain its earnings to fund its business and therefore does not anticipate paying cash dividends in the foreseeable future. In addition, the terms of the Company's existing borrowing arrangements with its bank prohibit the payment of cash dividends on the Common Stock before the payment in full of all outstanding indebtedness to the bank. In the future, the terms of the Company's line of credit are likely to prohibit the payment of cash dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996, on a pro forma basis giving effect to the conversion to Common Stock of all outstanding Preferred Stock, and pro forma as adjusted to reflect the receipt of net proceeds from the sale by the Company of 3,000,000 shares of Common Stock pursuant to this offering at an assumed price of $10.00 per share, after deducting estimated underwriting discounts and offering expenses payable by the Company, and the application of the estimated net proceeds therefrom:

                                                                          MARCH 31, 1996
                                                                ----------------------------------
                                                                                     PRO FORMA
                                                                PRO FORMA(1)     AS ADJUSTED(1)(2)
                                                                ------------     -----------------
                                                                (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of long-term obligations......................    $    645                 121
Long-term obligations.........................................         344            --
                                                                    ------              ------
Stockholders' equity:
  Preferred stock, par value $0.01 per share, 5,000,000 shares
     authorized; no shares issued and outstanding.............      --                --
  Common stock, par value $0.001 per share, 200,000,000 shares authorized; 20,353,113 shares issued, pro forma and
     23,353,113 shares issued, pro forma as adjusted(1)(3)....          20                  23
  Additional paid-in capital..................................      42,592              69,489
  Accumulated deficit.........................................     (33,908)            (33,908)
  Net unrealized holding loss on marketable securities........         (29)                (29)
  Cumulative translation adjustment...........................          36                  36
  Treasury stock of 18,900 shares, at cost....................           0                   0
  Advances to shareholders....................................        (200)               (200)
  Unearned compensation.......................................        (114)               (114)
                                                                    ------              ------
Total stockholders' equity....................................       8,397              35,297
                                                                    ------              ------
     Total capitalization.....................................    $  9,386           $  35,418
                                                                    ======              ======

- ---------------
(1) Assumes (i) the conversion to Common Stock of all outstanding shares of Preferred Stock at the closing of this offering and (ii) the amendment of the Restated Certificate of Incorporation of the Company to authorize the issuance of up to 200,000,000 shares of Common Stock and up to 5,000,000 shares of undesignated preferred stock.

(2) As adjusted to give effect to the receipt of net proceeds from the sale by the Company of 3,000,000 shares of Common Stock pursuant to this offering, after deducting estimated underwriting discounts and offering expenses payable by the Company, and the application of the estimated net proceeds therefrom. See "Use of Proceeds."


(3) Excludes (i) 2,899,702 shares of Common Stock issued upon the exercise of stock options between March 31, 1996 and June 30, 1996, (ii) 49,758 shares of Common Stock issuable upon the cashless exercise of the Warrant, (iii) 3,542,059 shares of Common Stock issuable upon exercise of options outstanding at June 30, 1996 at a weighted average exercise price of $1.20 per share and (iv) 2,589,000 and 300,000 shares of Common Stock reserved for issuance upon exercise of stock options that may be granted after June 30, 1996 under the 1996 Stock Option Plan and the Stock Purchase Plan, respectively. See "Management -- Stock Option Plans" and "-- Employee Stock Purchase Plan" and "Description of Capital Stock -- Warrant."

                                    DILUTION

     The pro forma net tangible book value of the Common Stock as of March 31, 1996, was $8.2 million or approximately $0.40 per share. Pro forma net tangible book value per share represents the amount of the Company's pro forma stockholders' equity, less intangible assets, divided by 20,353,113 shares of Common Stock outstanding at March 31, 1996 after giving effect to the conversion to Common Stock of all then outstanding shares of Preferred Stock.

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the offering made hereby and the pro forma as adjusted net tangible book value per share of Common Stock immediately after completion of this offering. After giving effect to the sale of 3,000,000 shares of Common Stock in this offering at an assumed offering price of $10.00 per share and the application of the estimated net proceeds therefrom, the pro forma as adjusted net tangible book value of the Company as of March 31, 1996 would have been $35.1 million or $1.50 per share. This represents an immediate increase in net tangible book value of $1.10 per share to existing stockholders and an immediate dilution in net tangible book value of $8.50 per share to purchasers of Common Stock in this offering, as illustrated in the following table:

Assumed public offering price per share.....................................            $10.00
  Pro forma net tangible book value per share at March 31, 1996.............  $0.40
  Increase per share attributable to new investors..........................   1.10
                                                                              -----
Pro forma as adjusted net tangible book value per share after the
  offering..................................................................              1.50
                                                                                         -----
Net tangible book value dilution per share to new investors.................            $ 8.50
                                                                                         =====

     The following table sets forth on a pro forma basis as of March 31, 1996 the difference between the existing stockholders and the purchasers of shares in this offering (at an assumed offering price of $10.00 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                      SHARES PURCHASED          TOTAL CONSIDERATION
                                   ----------------------     -----------------------     AVERAGE PRICE
                                     NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                   ----------     -------     -----------     -------     -------------
Existing stockholders............  20,353,113       87.2%     $41,137,386       57.8%        $  2.02
New investors....................   3,000,000       12.8       30,000,000       42.2         $ 10.00
                                    ---------       ----       ----------       ----
  Total..........................  23,353,113      100.0%     $71,137,386      100.0%
                                    =========       ====       ==========       ====


     The foregoing computations assume no exercise of the Warrant and do not give effect to the issuance of an aggregate of 2,899,702 shares of Common Stock issued upon exercise of options between March 31, 1996 and June 30, 1996 resulting in aggregate proceeds to the Company of $742,482 (of which $687,000 was received in the form of promissory notes and has been excluded from the computations below). The pro forma net tangible book value per share as of March 31, 1996 giving effect to the exercise of these options and the issuance of 49,758 shares of Common Stock upon the cashless exercise of the Warrant would have been $0.35 per share, and the pro forma as adjusted net tangible book value after the offering would have been $1.34, resulting in an immediate increase per share attributable to new investors of $0.99 and net tangible book value dilution per share to new investors of $8.66. Giving effect to such exercises, the average price per share paid by existing stockholders for the shares purchased by them from the Company on a pro forma basis as of March 31, 1996 would have been $1.77.



     The foregoing computations also assume no exercise of (i) the Underwriters' over-allotment option, or (ii) options to purchase an aggregate of 3,542,059 shares of Common Stock at a weighted average exercise price of $1.20 per share outstanding at June 30, 1996. To the extent that any of these options or warrants are exercised, new investors will experience further dilution. See "Capitalization," "Management -- Stock Option Plans" and "Description of Capital Stock -- Warrant."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated balance sheet data as of December 31, 1994 and 1995 and the selected consolidated statement of operations data for the years ended December 31, 1993, 1994 and 1995 have been derived from the Company's consolidated financial statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants, and which are included elsewhere in this Prospectus. The selected consolidated balance sheet data as of December 31, 1991, 1992 and 1993 and the selected consolidated statement of operations data for the years ended December 31, 1991 and 1992 have been derived from the Company's consolidated financial statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants, and which are not included in this Prospectus. The selected consolidated balance sheet data as of March 31, 1996 and the selected consolidated statement of operations data for the three months ended March 31, 1995 and 1996 have been derived from the Company's unaudited consolidated financial statements, which have been prepared on a basis substantially consistent with the audited consolidated financial statements and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of future results. The following selected consolidated financial data are qualified in their entirety by the more detailed information in the Company's consolidated financial statements, including the notes thereto, included elsewhere in this Prospectus, and should be read in conjunction with such financial statements and notes and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                           THREE MONTHS
                                                                                                               ENDED
                                                                  YEAR ENDED DECEMBER 31,                    MARCH 31,
                                                     -------------------------------------------------   -----------------
                                                      1991      1992      1993       1994       1995      1995      1996
                                                     -------   -------   -------   --------   --------   -------   -------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Software.......................................  $ 3,322   $ 8,607   $ 8,688   $ 15,706   $ 18,700   $ 4,972   $ 5,612
    Services.......................................      706     1,989     4,155      6,731     10,928     2,647     2,369
    Related party software and services............    --        --       11,807      3,052      3,078       402     1,015
                                                     -------   -------   -------   --------   --------   -------   -------
         Total revenues............................    4,028    10,596    24,650     25,489     32,706     8,021     8,996
  Cost of revenues:
    Cost of software...............................      166       243       430      1,533      1,088       343       499
    Cost of services...............................    1,047     1,842     4,297      4,267      6,928     1,657     1,698
    Cost of related party software and services....    --        --          590      1,176        904       164       210
                                                     -------   -------   -------   --------   --------   -------   -------
         Total cost of revenues....................    1,213     2,085     5,317      6,976      8,920     2,164     2,407
  Gross profit.....................................    2,815     8,511    19,333     18,513     23,786     5,857     6,589
  Operating expenses:
    Selling and marketing..........................    3,801     6,214    11,632     18,245     19,596     4,831     3,683
    Research and development.......................    1,957     2,966     4,727      9,514      8,298     2,223     1,804
    General and administrative.....................      913     1,593     2,409      3,141      3,589       919       911
    Restructuring charges(1).......................    --        --        --         --         2,709     --        --
                                                     -------   -------   -------   --------   --------   -------   -------
         Total operating expenses..................    6,671    10,773    18,768     30,900     34,192     7,973     6,398
  Operating income (loss)..........................   (3,856)   (2,262)      565    (12,387)   (10,406)   (2,116)      191
  Other income (expense):
    Interest income................................    --           86       263        516        278       126        57
    Interest expense...............................      (12)      (90)      (99)      (121)      (136)      (39)      (36)
    Other expense, net.............................    --          (76)      (72)       (11)       (20)       33       (43)
                                                     -------   -------   -------   --------   --------   -------   -------
         Total other income (expense)..............      (12)      (80)       92        384        122       120        22
                                                     -------   -------   -------   --------   --------   -------   -------
  Income (loss) before provision for income
    taxes..........................................   (3,868)   (2,342)      657    (12,003)   (10,284)   (1,996)      169
  Provision (benefit) for income taxes.............    --        --           30         18         (2)    --           24
                                                     -------   -------   -------   --------   --------   -------   -------
  Net income (loss)................................  $(3,868)  $(2,342)  $   627   $(12,021)  $(10,282)  $(1,996)  $   145
                                                     =======   =======   =======   ========   ========   =======   =======
  Pro forma net income (loss) per common and common
    equivalent share(2)............................                                           $  (0.40)            $  0.01
  Pro forma weighted average number of common and
    common equivalent shares outstanding(2)........                                             25,837              26,427

                                                                   DECEMBER 31,                                  PRO FORMA
                                                --------------------------------------------------   MARCH 31,   MARCH 31,
                                                 1991      1992       1993       1994       1995       1996       1996(2)
                                                -------   -------   --------   --------   --------   ---------   ---------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents...................  $   930   $ 3,422   $  2,643   $  3,225   $  2,465   $  3,382     $ 3,382
  Marketable securities, current..............    --        --         3,617      1,924      1,488      4,949       4,949
  Working capital (deficit)...................    1,361     2,868      8,503        790       (991)     4,274       4,274
  Total assets................................    4,253     8,248     25,484     25,429     17,154     21,805      21,805
  Long-term obligations.......................      508       549        708        858        476        344         344
  Redeemable convertible preferred stock......   11,912    16,377     29,041     35,982     35,982     41,232       --
  Total stockholders' equity (deficit)........  (10,033)  (12,371)   (11,698)   (24,314)   (32,756)   (32,835 )     8,397

- ---------------
(1) Restructuring charges consist principally of severance costs and expenses related to consolidation of the Company's facilities in connection with a strategic realignment of the Company's business undertaken in 1995.

(2) Pro forma data assume the conversion to Common Stock of all outstanding Preferred Stock. See Note B of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was founded in 1988, and first shipped its ObjectStore database management system in 1990. Initially, the Company concentrated on marketing its products for use in computer assisted design and other engineering design and analysis applications. The Company subsequently expanded its customer base to include customers in telecommunications, finance and other industries that required specialized database management capabilities not readily available from conventional relational database management systems. Despite increasing revenues in every year since its inception, the Company incurred substantial losses and negative cash flow, and at March 31, 1996 had an accumulated deficit of $33.9 million. The Company had net income of $627,000 in 1993. However, it incurred losses of $12.0 million and $10.3 million in 1994 and 1995, respectively.

     In late 1995, the Company elected Robert N. Goldman as its new Chief Executive Officer and Justin J. Perreault as its Chief Operating Officer and replaced several other members of its senior management team. In April 1996, Lacey P. Brandt joined the Company as its Chief Financial Officer.

     In late 1995, the Company also commenced a fundamental reappraisal of its business strategy of concentrating on a limited number of vertical industry markets, and in early 1996 shifted its strategy to focus on providing database management solutions for the emerging Internet and Intranet computing market. In March 1996, the Company released the Internet Solution Suite, its first group of products designed specifically to address the Internet and Intranet computing market.

     In connection with its strategic realignment, the Company also embarked upon a Company-wide restructuring program, which included layoffs and other expense reduction measures. Restructuring charges in the aggregate amount of approximately $2.7 million, consisting principally of severance costs and expenses related to consolidation of the Company's facilities, were recorded in the second and third quarters of 1995.

     As a result of the Company's strategic realignment and reallocation of its research and development, sales and marketing and technical support resources to focus on the Internet market, it is likely that the Company's revenues from its historical business base will experience a lower rate of growth, or will decline. Also, the Company historically derived a substantial portion of its revenue from fee-based consulting services. In connection with its strategic realignment, the Company has reduced its emphasis on consulting services as a source of revenue in favor of concentrating the efforts of its technical support staff on a key account management program and other non-billable activities designed to ensure customer satisfaction and success in deployment of Internet and Intranet applications based on ObjectStore.

     In April 1993, the Company entered into a relationship with IBM. At that time IBM purchased shares of the Company's Preferred Stock convertible into an aggregate of 3,750,695 shares of Common Stock, which will represent 14.3% of the Company's outstanding Common Stock immediately following this offering. (If the Underwriters' over-allotment option is exercised in full, IBM will sell 426,949 shares of Common Stock in the offering, reducing its holdings to 12.7% of the Company's issued and outstanding Common Stock.) The Company and IBM also signed certain business agreements (the "IBM Agreements") under which IBM would be entitled to develop and market products in which the Company's ObjectStore database management system would be embedded, and the parties would undertake certain joint product development and marketing activities. Under the IBM Agreements, either party has the option (the "Break-Up Option") of terminating certain of the IBM Agreements and modifying the terms of certain others, upon nine months' advance notice. In March 1996, the Company exercised the Break-Up Option by giving written notice to IBM, effective in January 1997. As a result of its exercise of the Break-Up Option, the Company's revenues from IBM are likely to decline. See "Certain Transactions -- Relationship with International Business Machines Corporation," "Principal Stockholders" and Note K of Notes to Consolidated Financial Statements. During 1993, 1994, 1995 and the three months ended March 31, 1996 revenues attributable to IBM were $9.9 million,

$1.7 million, $3.1 million and $980,000, and constituted 40.2%, 6.9%, 9.4% and 10.9% of the Company's total revenues for such periods, respectively.

     Revenues and accounts receivable from IBM are included in related party software and services, accounts receivable -- related party in the Company's consolidated financial statements for such periods. Related party revenues and accounts receivable also include amounts attributable to AT&T, Intel, Kodak, Olivetti and Zuken, each of which is also a stockholder of the Company. However, no customer other than IBM has accounted for more than 10% of the Company's revenues in any of the foregoing periods.

     The Company's revenues are derived from two sources, software license fees and fees for services complementary to its software products, including software maintenance, consulting and training. The Company recognizes revenue in accordance with American Institute of Certified Public Accountants Statement of Position No. 91-1, "Software Revenue Recognition." Software license revenue is recognized upon execution of a contract or purchase order and shipment of the software, provided that no significant obligations on the part of the Company remain outstanding and collection of the related receivable is deemed probable by management. Revenues from development contracts are recorded using the percentage of completion method based on contract milestones. Maintenance fees, which are generally payable in advance and non-refundable, are recognized ratably over the period of the maintenance contract, typically twelve months. Revenues from training and consulting services are recognized as the services are provided. Software license fees, consulting fees and training fees that have been prepaid or invoiced but that do not yet qualify for recognition as revenue under the Company's policy, and prepaid maintenance fees not yet recognized as revenue, are reflected as deferred revenue in the Company's Consolidated Financial Statements. See Note B of Notes to Consolidated Financial Statements.

     Research and development expenditures are charged to operations as incurred. In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company considers that technological feasibility has been established once a working model of a product has been produced and tested. To date, the Company has not capitalized software development costs after technological feasibility has been established since costs incurred subsequent to the establishment of technological feasibility have not been material. See Note B of Notes to Consolidated Financial Statements.

     At December 31, 1995, the Company had federal net operating loss carryforwards ("NOLs") and research and experimentation credit carryforwards ("R&E credits") of approximately $28.5 million and $1.4 million and foreign NOLs of approximately $1.9 million, respectively, available to offset future federal income tax liabilities, expiring at various dates through 2010. The utilization of federal NOLs and R&E credits is subject to limitation under Section 382 in the event of a "change in ownership" of the Company as defined in Section 382. The 1993 purchases of Preferred Stock by IBM, in combination with certain other transactions, constituted a change in ownership of the Company. As a result, the Company's utilization of NOLs and R&E credits in the aggregate amount of approximately $10.0 million that were available at the time of such change will be limited to a maximum of $2.3 million per year through 2008. No change of ownership within the meaning of Section 382 has occurred since 1993, and the Company does not expect the offering made hereby to result in such a change of ownership. Accordingly, federal NOLs and R&E credits in the aggregate amount of approximately $18.5 million at December 31, 1995 that have arisen since the 1993 change in ownership may be utilized by the Company through 2010 without limitation under Section 382. See Note I of Notes to Consolidated Financial Statements. As a result of these carryforwards, the Company's tax provision for the quarter ended March 31, 1996 as well as during 1993, 1994 and 1995, consists solely of state and foreign income taxes, and federal alternative minimum taxes.


     As required by Statement of Financial Accounting Standards No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of the Company's deferred tax assets, which consist principally of net operating loss and tax credit carryforwards. Management has considered the Company's history of losses and its short recent period of income and concluded that as of December 31, 1995 and March 31, 1996, it is more likely than not that the Company will not generate future taxable income prior to the expiration of the net operating losses and tax credits in 2010. Accordingly, the Company's deferred tax assets have been fully reserved. Management re-evaluates the positive and negative evidence on a quarterly basis. See Note I of Notes to Consolidated Financial Statements.


     This Prospectus, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" above.

RESULTS OF OPERATIONS

     The following table sets forth certain revenue and cost data as a percentage of the Company's total revenues for each period presented:

                                                                                    THREE MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,         MARCH 31,
                                                     -------------------------     ---------------
                                                     1993      1994      1995      1995      1996
                                                     -----     -----     -----     -----     -----
Revenues:
  Software.........................................   35.2%     61.6%     57.2%     62.0%     62.4%
  Services.........................................   16.9      26.4      33.4      33.0      26.3
  Related party software and services..............   47.9      12.0       9.4       5.0      11.3
                                                      ----      ----      ----      ----      ----
     Total revenues................................  100.0     100.0     100.0     100.0     100.0
                                                      ----      ----      ----      ----      ----
Cost of revenues:
  Cost of software.................................    1.7       6.0       3.3       4.3       5.5
  Cost of services.................................   17.4      16.8      21.2      20.7      18.9
  Cost of related party software and services......    2.4       4.6       2.8       2.0       2.4
                                                      ----      ----      ----      ----      ----
     Total cost of revenues........................   21.5      27.4      27.3      27.0      26.8
                                                      ----      ----      ----      ----      ----
Gross profit.......................................   78.5      72.6      72.7      73.0      73.2
Operating expenses:
  Selling and marketing............................   47.2      71.6      59.9      60.2      40.9
  Research and development.........................   19.2      37.3      25.4      27.7      20.1
  General and administrative.......................    9.8      12.3      10.9      11.5      10.1
  Restructuring charges............................     --        --       8.3        --        --
                                                      ----      ----      ----      ----      ----
     Total operating expenses......................   76.2     121.2     104.5      99.4      71.1
                                                      ----      ----      ----      ----      ----
Operating income (loss)............................    2.3     (48.6)    (31.8)    (26.4)      2.1
                                                      ----      ----      ----      ----      ----
Other income (expense):
  Interest income..................................    1.0       2.0       0.9       1.6       0.6
  Interest expense.................................   (0.4)     (0.5)     (0.4)     (0.5)     (0.4)
  Other expense, net...............................   (0.3)     (0.0)     (0.1)      0.4      (0.4)
                                                      ----      ----      ----      ----      ----
     Total other income (expense)..................    0.3       1.5       0.4       1.5      (0.2)
                                                      ----      ----      ----      ----      ----
Income (loss) before provision for income taxes....    2.6     (47.1)    (31.4)    (24.9)      1.9
Provision (benefit) for income taxes...............    0.1       0.1      (0.0)     (0.0)      0.3
                                                      ----      ----      ----      ----      ----
Net income (loss)..................................    2.5%    (47.2)%   (31.4)%   (24.9)%     1.6%
                                                      ====      ====      ====      ====      ====

     THREE MONTHS ENDED MARCH 31, 1996 AND 1995

     Software Revenue. Software revenue increased 12.9%, to $5.6 million for the three months ended March 31, 1996 compared with $5.0 million for the corresponding period in 1995. The increase resulted primarily from growth in volume of licenses of ObjectStore sold to customers in the Company's historical markets. Software revenue for the first quarter of 1995 included a single large order for $1.1 million for use in an engineering design application, while no order of that magnitude was received in the corresponding period of 1996. During the first quarter of 1996, the Company recognized no revenue from licenses of its Internet Solution Suite, which was released in March 1996. The Company expects that as a result of its strategic realignment, revenues from its historical business base will experience a lower rate of growth, or will decline.

     Services Revenue. Services revenue decreased 10.5%, to $2.4 million for the three months ended March 31, 1996 compared with $2.6 million for the corresponding period in 1995. The decrease was due to a reduction in billable consulting activity as a result of the Company's realignment of the focus of its technical support staff.

     Related Party Software and Services Revenue. Related party software and services revenue increased 152.6%, to $1.0 million for the three months ended March 31, 1996 compared with $402,000 for the corresponding period in 1995. The increase was due primarily to recognition in the first quarter of 1996 of $650,000 in revenue from IBM attributable to the discontinuation of a significant joint product development project with IBM, which was being accounted for by the percentage of completion method. The Company anticipates that a final $750,000 of revenue related to this discontinued project will be recognized by the Company in the second quarter of 1996. These amounts, which were prepaid by IBM, had been recorded as deferred revenue-related party. As a result of the Company's exercise of the Break-Up Option, the Company expects revenues from IBM to decline both in dollar amount and as a percentage of its total revenues in future periods.


     Revenues and Income from International Operations. Revenues from international operations increased as a percentage of the Company's total revenues to 44.5% for the three months ended March 31, 1996 compared with 36.2% in the corresponding period of 1995. The increase resulted primarily from a more established direct sales presence in certain markets in Europe and Asia. The Company expects that revenue from foreign operations will continue to be significant in future periods. Income from international operations for the period was $152,000 compared to a loss of $447,000 for the corresponding period in 1995. This increase reflects growth in sales of ObjectStore in the Asia Pacific market and expense reductions resulting from a consolidation of facilities in the Asia Pacific region.


     Cost of Software. Cost of software consists primarily of costs of product media, manuals, packaging materials, duplication and shipping, as well as royalties relating to third-party software included in the Company's products. Cost of software increased 45.3%, to $499,000 for the three months ended March 31, 1996 compared with $343,000 for the corresponding period in 1995, and represented 8.9% and 6.9% of software revenue for such periods, respectively. The increase in dollar amount was attributable primarily to increases in direct costs related to increased sales volume, as well as to an increase in royalties related to third-party software acquired in the first quarter of 1996. The increase as a percentage of software revenue was attributable primarily to increased sales of products containing royalty-bearing third-party software. The Company intends to continue its strategy of enhancing its product line through the incorporation of third-party software and, as a result, the cost of software as a percentage of software revenue may continue to fluctuate.

     Cost of Services. Cost of services consists primarily of personnel-related costs incurred in providing software maintenance and technical support, consulting, and training services, as well as maintenance fees payable by the Company associated with third-party software included in the Company's products. Cost of services was $1.7 million in each of the three month periods ended March 31, 1995 and 1996. Cost of services as a percentage of services revenue increased to 71.7% for the three month period ended March 31, 1996 compared with 62.6% for the corresponding period in 1995. The increase as a percentage of services revenue is primarily due to the Company's reduced emphasis on fee-based consulting and the increased focus of the Company's technical support staff on the Company's key account management program and other non-billable activities designed to ensure customer satisfaction and successful deployment of Internet and Intranet applications based on ObjectStore.

     Cost of Related Party Software and Services. Cost of related party software and services consists of the cost of software and the cost of services licensed or provided to related parties. Cost of related party software and services increased 27.8% to $210,000 in the three months ended March 31, 1996 compared with $164,000 in the corresponding period of 1995, and represented 20.7% and 40.9% of related party software and services revenue for such periods, respectively. The decrease as a percentage of related party software and services revenue is attributable to the recognition in the first quarter of 1996 of $650,000 in deferred software revenue from IBM for which there was little corresponding expense, and to a shift in the mix of related party revenues from lower-margin consulting services revenue to higher-margin software revenue.

     Selling and Marketing Expense. Selling and marketing expense, consisting primarily of costs associated with personnel involved in the sales and marketing process, sales commissions, seminars, sales facilities expense, trade shows, advertising and promotional materials, decreased 23.8% to $3.7 million for the three months ended March 31, 1996 compared with $4.8 million for the corresponding period in 1995, and decreased as a percentage of total revenues to 40.9% from 60.2% for such periods, respectively. The decrease in dollar amount and as a percentage of revenues reflects the effects of the Company's restructuring in the second half of 1995 and related headcount reductions in marketing, telesales and IBM sales, as well as the sale of the Company's Australian subsidiary to its employees. The Company intends to expand its direct sales force and significantly increase its expenditures on marketing focused specifically on the Internet opportunity throughout 1996.

     Research and Development Expense. Research and development expense, consisting primarily of costs of personnel, equipment and facilities, decreased 18.8%, to $1.8 million for the three months ended March 31, 1996 compared with $2.2 million for the corresponding period in 1995, and decreased as a percentage of total revenues to 20.1% from 27.7% in the corresponding periods of 1996 and 1995, respectively. The decreases reflect the effects of the Company's restructuring and headcount reductions, which included the disbanding of a separate product development group based in California. The Company expects that research and development expenses will increase in dollar amount in future periods as the Company continues to enhance its existing products and introduce new products.

     General and Administrative Expense. General and administrative expense consisting of expenses of the Company's administrative, finance and general management activities, including legal, accounting and other professional fees, decreased 0.9%, to $911,000 for the three months ended March 31, 1996 compared with $919,000 for the corresponding period in 1995, and decreased as a percentage of the Company's total revenues to 10.1% from 11.5% for such periods, respectively. The decrease as a percentage of total revenues is attributable to effects of the Company's expense reduction program in the second half of 1995, which were offset in part by increased consulting fees and some temporary duplication in personnel costs associated with the Company's strategic realignment and transition in senior management in late 1995 and early 1996.

     Total Other Income (Expense). Total other income (expense) consists primarily of interest income related to the Company's invested cash and interest expense related to bank term loans. The Company invests cash not required for operations in short-term investment grade interest-bearing securities. Interest income fluctuates based on the amount of funds available for investment and prevailing interest rates. Total other income (expense) changed to a net expense of $22,000 for the three months ended March 31, 1996 compared with net income of $120,000 for the corresponding period of 1995. This decrease was primarily a result of lower interest income related to the decline in invested cash balances in the March 31, 1996 quarter.

     Provision (Benefit) for Income Taxes. The Company's effective tax rate of 14.0% in the three months ended March 31, 1996 primarily reflected foreign taxes for which no NOLs were available.

     The Company believes that its operating expenses for the three months ended March 31, 1996, which generally reflect the effects of its strategic realignment and its restructuring efforts during 1995, are likely to be more indicative of future levels of such expenses, as a percentage of total revenues, than are its operating expenses in 1995 and prior periods.

     1995 COMPARED TO 1994

     Software Revenue. Software revenue increased 19.1% to $18.7 million in 1995 compared with $15.7 million in 1994. The increase was due to growth in volume of sales of ObjectStore as the Company continued to expand its customer base from the engineering industry to customers in the telecommunications, data communications, finance and other industries.

     Services Revenue. Services revenue increased 62.4% to $10.9 million in 1995 compared with $6.7 million in 1994. The increase was due primarily to an increase in consulting revenues and to an increase in maintenance revenues attributable to growth of the Company's installed base.

     Related Party Software and Services Revenue. Related party software and services revenue, primarily consisting of revenue from IBM, was $3.1 million in each of 1995 and 1994.


     Revenues and Income from International Operations. Revenues from international operations increased as a percentage of the Company's total revenues to 36.9% in 1995 compared with 28.8% in 1994. The increase resulted primarily from a more established direct sales presence in certain markets in Europe and Asia. As a result of costs related to its continued investment in Europe and Asia Pacific subsidiaries, the Company recorded a loss of $1,531,000 from international operations in 1995, compared to a loss of $2,075,000 in 1994. The larger loss in 1994 was attributable to start-up costs associated with the Company's establishment of a direct presence in Europe and the Asia Pacific region.


     Cost of Software. Cost of software decreased 29.0%, to $1.1 million for 1995 compared with $1.5 million for 1994, and decreased as a percentage of software revenue to 5.8% from 9.8% for such periods, respectively. The decrease in dollar amount and as a percentage of total revenues was primarily attributable to successful efforts by management to reduce the costs of media, manuals, packaging materials and duplication.

     Cost of Services. Cost of services increased 62.4%, to $6.9 million in 1995 compared with $4.3 million in 1994, and represented 63.4% of services revenue in each period. The increase in dollar amount was attributable to growth in the size of the Company's consulting staff in the first half of 1995.

     Cost of Related Party Software and Services. Cost of related party software and services decreased 23.1%, to $904,000 for 1995 compared with $1.2 million for 1994, and represented 29.4% and 38.5% of related party software and services revenue for such periods, respectively. The reduction as a percentage of revenue was attributable to a shift in the mix of revenues toward higher margin software revenue in 1995 from lower margin consulting revenue in 1994.

     Selling and Marketing Expense. Selling and marketing expense increased 7.4%, to $19.6 million in 1995 compared with $18.2 million in 1994, but decreased as a percentage of the Company's total revenues to 59.9% from 71.6% for such periods, respectively. The increase in dollar amount reflected expansion of the Company's direct sales force during the first half of 1995 and higher commission expense associated with increased software license revenues, which were partially offset by the effects of the Company's restructuring and related reductions in headcount and marketing expense in late 1995. The decrease as a percentage of revenue was attributable to higher productivity of the Company's sales force in 1995.

     Research and Development Expense. Research and development expense decreased 12.8%, to $8.3 million in 1995 compared with $9.5 million in 1994, and represented 25.4% and 37.3% of total revenues for such periods respectively. The decrease in dollar amount and as a percentage of total revenues was due primarily to the Company's restructuring in late 1995 and the related reduction in research and development headcount, as well as to the Company's suspension of certain non-strategic product development efforts.

     General and Administrative Expense. General and administrative expense increased 14.2%, to $3.6 million in 1995 compared with $3.1 million in 1994, but decreased as a percentage of the

Company's total revenues to 10.9% from 12.3% for such periods, respectively. The increase in dollar amount was attributable primarily to increased headcount to support the Company's expanding domestic and international operations.

     Restructuring Charges. Restructuring charges in 1995 consist primarily of severance payments and costs related to consolidation of the Company's facilities in connection with its restructuring and strategic realignment in the second and third quarters of 1995. See Note M of Notes to Consolidated Financial Statements.

     Total Other Income (Expense). Total other income (expense) decreased by 68.2% to net income of $122,000 in 1995 compared with net income of $384,000 in 1994. This decrease was largely the result of decreased interest income related to lower cash balances during 1995 as compared to 1994.

     Provision (Benefit) for Income Taxes. Differences between the Company's effective tax rates in 1995 and 1994 are attributable to the effect of foreign taxes.

     1994 COMPARED TO 1993

     Software Revenue. Software revenue increased 80.8%, to $15.7 million in 1994 compared with $8.7 million in 1993. The increase was due to growth in volume of sales of ObjectStore as the Company expanded its customer base from the engineering industry to customers in the telecommunications, data communications, finance and other industries.

     Services Revenue. Services revenue increased 62.0%, to $6.7 million in 1994 compared with $4.2 million in 1993. The increase was due primarily to an increase in consulting revenues and to an increase in maintenance revenues attributable to growth of the Company's installed base.

     Related Party Software and Services Revenue. Related party software and services revenue, primarily consisting of revenue from IBM, decreased 74.2%, to $3.1 million in 1994 compared with $11.8 million in 1993. In 1993, the Company and IBM entered into the business relationship which was reflected in the IBM Agreements entered into in April 1993, which resulted in the recognition by the Company of substantial revenue from IBM during 1993.


     Revenues and Income from International Operations. Revenues from international operations increased as a percentage of the Company's total revenues to 28.8% in 1994 compared with 9.3% in 1993, as a result of the expansion of the Company's international sales and marketing presence. The Company recorded a loss from international operations of $2,075,000 in 1994, compared to a loss of $361,000 in 1993. The larger loss in 1994 was attributable to start-up costs associated with the Company's establishment of a direct presence in Europe and the Asia Pacific region.


     Cost of Software. Cost of software increased 256.4%, to $1.5 million for 1994 compared with $430,000 for 1993, and increased as a percentage of software revenue to 9.8% from 4.9% for such periods, respectively. The dollar increase and increase as a percentage of software revenue in 1994 was attributable to increases in software license sales and increases in production and inventory management costs for the Company's expanding product line.

     Cost of Services. Cost of services was $4.3 million in each of 1994 and 1993, but represented 63.4% and 103.4% of services revenue in such periods, respectively. The decrease as a percentage of services revenue was attributable to the growth in the Company's consulting and maintenance revenues in 1994, resulting in higher utilization and productivity of personnel.

     Cost of Related Party Software and Services. Cost of related party software and services increased 99.3%, to $1.2 million for 1994 compared with $590,000 for 1993, and represented 38.5% and 5.0% of related party software and services revenue for such periods, respectively. The increase in dollar amount and as a percentage of related party software and services revenue was attributable to an increased percentage of lower margin consulting revenues in 1994, as well as to the Company's recognition in 1993 of approximately $9.9 million of fully paid software license fees from IBM, with which relatively little incremental cost was associated.

     Selling and Marketing Expense. Selling and marketing expense increased 56.9%, to $18.2 million in 1994 compared with $11.6 million in 1993, and increased as a percentage of the Company's total revenues to 71.6% from 47.2% for such periods, respectively. The increase in dollar amount reflected expansion of the Company's direct sales force and substantially increased marketing expense in anticipation of future growth, as well as higher commission expense associated with increased software license revenues.

     Research and Development Expense. Research and development expense increased 101.3%, to $9.5 million in 1994 compared with $4.7 million in 1993, and represented 37.3% and 19.2% of total revenues for such periods, respectively. The increase in dollar amount and as a percentage of total revenues was attributable to growth of the Company's research and development staff to support the continued development and enhancement of ObjectStore and related tools.

     General and Administrative Expense. General and administrative expense increased 30.4%, to $3.1 million in 1994 compared with $2.4 million in 1993, and increased as a percentage of the Company's total revenues to 12.3% from 9.8% for such periods, respectively. The increase in dollar amount and as a percentage of total revenues was attributable primarily to increased headcount to support the expected growth of Company's domestic and international operations and its business relationship with IBM.

     Total Other Income (Expense). Total other income (expense) increased by 318.7% to net income of $384,000 in 1994 compared with net income of $92,000 in 1993. This increase was the result of higher invested cash balances during 1994 compared with 1993.

     Provision (Benefit) for Income Taxes. The difference between the Company's effective tax rates in 1994 and 1993 is attributable to the effects of foreign taxes as well as of federal alternative minimum taxes in 1993.


QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth certain unaudited quarterly financial data for the five quarters ended March 31, 1996 in dollar amounts and as a percentage of total revenues. In the opinion of management, this information has been presented on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Prospectus, and includes all adjustments, consisting only of normal recurring adjustments and accruals, that the Company considers necessary for a fair presentation. Such quarterly results are not necessarily indicative of future results of operations and should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto.


                                                                THREE MONTHS ENDED
                                          --------------------------------------------------------------
                                          MARCH 31,     JUNE 30,     SEP. 30,     DEC. 31,     MARCH 31,
                                            1995          1995         1995         1995         1996
                                          ---------     --------     --------     --------     ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Software..............................   $ 4,972      $  4,198     $  4,421      $5,109       $ 5,612
  Services..............................     2,647         2,571        2,745       2,965         2,369
  Related party software and services...       402           317        1,190       1,169         1,015
                                            ------        ------       ------       -----         -----
     Total revenues.....................     8,021         7,086        8,356       9,243         8,996


Cost of revenues:
  Cost of software......................       343           263          127         355           499
  Cost of services......................     1,657         1,747        1,970       1,554         1,698
  Cost of related party software and
     services...........................       164           182          274         284           210
                                            ------        ------       ------       -----         -----
     Total cost of revenues.............     2,164         2,192        2,371       2,193         2,407
Gross profit............................     5,857         4,894        5,985       7,050         6,589
Operating expenses:
  Selling and marketing.................     4,831         4,998        5,475       4,292         3,683
  Research and development..............     2,223         2,218        1,971       1,886         1,804
  General and administrative............       919         1,077          785         808           911
  Restructuring charges.................        --         1,239        1,470          --            --
                                            ------        ------       ------       -----         -----
     Total operating expenses...........     7,973         9,532        9,701       6,986         6,398
Operating income (loss).................    (2,116)       (4,638)      (3,716)         64           191

                                                                THREE MONTHS ENDED
                                          MARCH 31,     JUNE 30,     SEP. 30,     DEC. 31,     MARCH 31,
                                            1995          1995         1995         1995         1996
                                          ---------     --------     --------     --------     ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Other income (expense):
  Interest income.......................       126            81           42          29            57
  Interest expense......................       (39)          (38)         (30)        (29)          (36)
  Other expense, net....................        33           (25)          (4)        (24)          (43)
                                            ------        ------       ------       -----         -----
     Total other income (expense).......       120            18            8         (24)          (22)
Income (loss) before provision for
  income taxes..........................    (1,996)       (4,620)      (3,708)         40           169
Provision (benefit) for income taxes....        --            --           --          (2)           24
                                            ------        ------       ------       -----         -----
Net income (loss).......................   $(1,996)     $ (4,620)    $ (3,708)     $   42       $   145
                                            ======        ======       ======       =====         =====
Revenues:
  Software...............................      62.0%         59.3%        52.9%       55.3%        62.4%
  Services...............................      33.0          36.3         32.9        32.1         26.3
  Related party software and services....       5.0           4.4         14.2        12.6         11.3
                                             ------        ------       ------       -----        -----
     Total revenues......................     100.0         100.0        100.0       100.0        100.0
Cost of revenues:
  Cost of software.......................       4.3           3.7          1.5         3.8          5.5
  Cost of services.......................      20.7          24.7         23.6        16.8         18.9
  Cost of related party software and
     services............................       2.0           2.6          3.3         3.1          2.4
                                             ------        ------       ------       -----        -----
     Total cost of revenues..............      27.0          31.0         28.4        23.7         26.8
Gross profit.............................      73.0          69.0         71.6        76.3         73.2
Operating expenses:
  Selling and marketing..................      60.2          70.5         65.5        46.5         40.9
  Research and development...............      27.7          31.2         23.6        20.4         20.1
  General and administrative.............      11.5          15.2          9.4         8.7         10.1
  Restructuring charges..................        --          17.5         17.6          --           --
                                             ------        ------       ------       -----        -----
     Total operating expenses............      99.4         134.4        116.1        75.6         71.1
Operating income (loss)..................     (26.4)        (65.4)       (44.5)        0.7          2.1
Other income (expense):
  Interest income........................       1.6           1.1          0.5         0.3          0.6
  Interest expense.......................      (0.5)         (0.5)        (0.4)       (0.3)        (0.4)
  Other expense, net.....................       0.4          (0.4)         0.0        (0.2)        (0.4)
                                             ------        ------       ------       -----        -----
  Total other income (expense)...........       1.5           0.2          0.1        (0.2)        (0.2)
Income (loss) before provision for income
  taxes..................................     (24.9)        (65.2)       (44.4)        0.5          1.9
  Provision (benefit) for income taxes...        --            --           --        (0.0)         0.3
                                             ------        ------       ------       -----        -----
Net income (loss)........................     (24.9)%       (65.2)%      (44.4)%       0.5%         1.6%
                                             ======        ======       ======       =====        =====

     The Company's quarterly operating results have varied significantly and are expected to vary significantly in the future. These fluctuations may be caused by many factors, including, among others, the size and timing of individual orders; customer order deferrals in anticipation of new products; timing of introduction or enhancement of products by the Company or its competitors; market acceptance of new products; technological changes in database management, networking, or communications technology; competitive pricing pressures; changes in the Company's operating expenses; personnel changes; foreign currency exchange rates; mix of products sold; quality control of products sold; and general economic conditions.

     For example, software revenue in the three months ended March 31, 1995 was high in comparison to the two succeeding quarters, as a result of a $1.1 million order from a single customer received in the first quarter. Related party software and service revenues in the third and fourth quarter of 1995 include an aggregate of $1.6 million in revenue attributable to a single license agreement with IBM, and in the first quarter of 1996 include $650,000 attributable to the recognition of deferred revenue related to a joint development project with IBM, being accounted for by the percentage of completion method, which was discontinued in the first quarter of 1996. Cost of software as a percentage of software revenues fluctuated during 1995 and the first quarter of 1996 as a result of costs associated with introduction of new versions of ObjectStore during 1995 and of several new products, including the Internet Solution Suite, in the last quarter of 1995 and the first quarter of 1996. Operating expenses also fluctuated as a result of the Company's restructuring and related reductions in personnel and facilities expenses in the second and third quarters of 1995.

     Sales cycles for the Company's customers have historically been up to six months or longer. In addition, like many software companies, the Company has generally recognized a substantial portion of its revenues in the last month of each quarter, with these revenues concentrated in the last weeks of the quarter. Although the Company believes that its sales cycles will grow shorter as a result of its strategic realignment, there can be no assurance that this will be the case. Accordingly, the cancellation or deferral of even a small number of purchases of the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition in any particular quarter. To the extent that significant sales occur earlier than expected, results of operations for subsequent quarters may fail to keep pace or even decline.

     Because the Company generally ships software products within a short period after receipt of an order, the Company has not typically had a material backlog of unfilled orders, and revenues in any quarter have been substantially dependent on orders booked in that quarter. Product revenues are also difficult to forecast because the market for database management solutions for the Internet is uncertain and evolving. The Company's expense levels are based, in part, on its expectations as to future revenues and to a large extent are fixed. Therefore, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders would have an almost immediate adverse affect on the Company's results of operations and on the Company's ability to achieve profitability.

     As a result of the foregoing and other factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Fluctuations in operating results may also result in volatility in the price of the shares of the Company's Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations through a combination of sales of Preferred Stock, bank lines of credit and capital and operating leases. At March 31, 1996, the Company had cash, cash equivalents and marketable securities of $9.1 million and working capital of $4.3 million.

     The Company's operating activities used cash of $2.0 million, $4.3 million, $6.2 million, and $205,000 in 1993, 1994, 1995, and the quarter ending March 31, 1996, respectively. Cash used in operations during 1993 was primarily due to an increase in accounts receivable as a result of increased sales. Cash used in operations in 1994 and 1995 was primarily the result of the Company's net losses. Cash used in operations during the quarter ending March 31, 1996 was primarily the result of increases in accounts receivable and decreases in accrued expenses.

     Cash used in investing activities was $11.8 million and $2.4 million in 1993 and 1994, respectively, and due primarily to purchases of marketable securities and capital expenditures, offset in part in 1994 by sales of marketable securities. Cash provided by investing activities was $5.9 million in 1995, primarily from sales of marketable securities, offset in part by capital expenditures. Cash used by investing activities was $3.7 million in the quarter ending March 31, 1996 and was attributable to purchases of marketable securities.

     Cash provided by financing activities was $13.0 million and $7.3 million in 1993 and 1994, respectively, due primarily to proceeds from issuance of Preferred Stock and long-term borrowings, offset in part by principal payments on long-term borrowings and capital leases. Cash used by financing activities was $486,000 in 1995, primarily due to principal payments on long-term borrowings and capital leases. Cash provided by financing activities was $4.7 million in the quarter ending March 31, 1996, primarily due to proceeds from issuance of Preferred Stock.

     Capital expenditures, including capital leases, were approximately $2.0 million, $2.7 million, $1.2 million, and $175,000 in 1993, 1994, 1995, and the quarter ending March 31, 1996, respectively. These expenditures consisted principally of purchases of property and equipment, primarily computer hardware and software.

     The Company's revolving credit agreement with Fleet Bank expired in April 1995. At March 31, 1996, the Company had no outstanding borrowings under the revolving credit line. However, letters of credit in the aggregate amount of $800,000 issued for the account of the Company under the revolving credit line were outstanding at that date. Additionally, installment notes in the aggregate principal amount of $868,000, payable to Fleet Bank at various dates through May 1998 and bearing interest at the Bank's prime rate of interest plus 0.75% to 1.0%, were outstanding at March 31, 1996. The Company intends to repay these installment notes in full out of the net proceeds of this offering. The letters of credit and installment notes are collateralized by substantially all the assets of the Company. The Company's agreements with the Bank contain various covenants, including financial covenants tested on a quarterly basis, that require maintenance of a specified quick ratio, leverage ratio and minimum capital base and prohibit losses in excess of a specified maximum. Upon the occurrence of an event of default under the Bank agreements that is not waived by the Bank or cured, the Bank is entitled to, among other things, demand payment of all outstanding amounts and terminate the letters of credit. The Company's noncompliance with certain of these covenants during 1995 was waived by the Bank. At March 31, 1996, the Company was in compliance with the Bank's covenants.

     The Company is in discussions with The First National Bank of Boston with respect to a new $2.0 million revolving credit facility. There can be no assurance, however, that the Company will enter into such a new credit facility.

     As of March 31, 1996, the Company's primary source of liquidity was its cash, cash equivalents and marketable securities of $9.1 million. The Company believes that the net proceeds from this offering, together with current cash, cash equivalents and marketable securities, its capital leases and funds generated from operations, if any, will provide adequate liquidity to meet the Company's capital and operating requirements through at least 1997. Thereafter, or if the Company's spending plans change, the Company may find it necessary to seek additional sources of financing to support its capital needs. There can be no assurance that such financing will be available on commercially reasonable terms, or at all. See "Risk Factors -- Fluctuations in Operating Results."

ACCOUNTING FOR STOCK OPTIONS

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees. Although expense recognition for employee stock-based compensation is not mandatory, SFAS No. 123 requires companies that choose not to adopt fair value accounting to disclose pro forma net income and earnings per share under that method. This accounting principle will be effective for the Company's financial statements for the full year ending December 31, 1996. The Company believes that adoption of SFAS No. 123 will not have a material impact on its financial condition or results of operations, as the Company will not use the fair value method of accounting for stock options, but will instead comply with the pro forma disclosure requirements.

                                    BUSINESS

OVERVIEW

     Object Design develops, markets, and supports the ObjectStore database management system and related tools, used to build and deploy Internet, Intranet and other applications. The Company's database products are designed to handle the data types and data relationships found on the rapidly expanding World Wide Web. ObjectStore supports extended data types such as image, free text, video, audio, HTML and Java software objects, as well as the extended relationships among data exemplified by the non-tabular, unstructured data found on the Internet.

     The Company's products include the ObjectStore database management system, Internet Solution Suite, DBconnect and related development and administration tools. ObjectStore has been designed to provide native support for extended data types and extended data relationships. As a result, the Company's products enable its customers to build applications that would be difficult or impossible to implement with conventional relational, extended-relational or object-relational database management systems, as well as to reduce development costs and shorten the time required to develop and deploy applications. The Company believes that the object oriented architecture, performance, reliability and extensibility of ObjectStore provide a powerful solution for the rapidly evolving data management needs of developers of emerging World Wide Web applications. Among the Company's customers for its new Internet products are Southwest Airlines and GTE Directories Corporation, each of which has recently deployed a World Wide Web application based on ObjectStore.

     Since its introduction in 1990, ObjectStore has become the market leader in object databases. ObjectStore has been widely deployed in telecommunications, finance and engineering design and analysis applications, where rigorous requirements for high performance, reliability, concurrency and scalability must be met and where conventional relational databases, due to their limited ability to accommodate complex, non-tabular data and multi-dimensional data relationships, have been unable to meet user requirements.

INDUSTRY BACKGROUND

     Businesses are continually expanding their use of information technology to manage their operations and deliver new goods and services to customers. This expansion has been driven by the need to increase efficiency and responsiveness in order to compete more effectively and by the rapid pace of innovation and reduction in cost of computer hardware and software. As a result, information systems are being used to manage more complex types of data and more varied types of interrelationships among data. Over time, these trends have resulted in a need for increasingly powerful and flexible database management systems.

     New types of database management systems have emerged as customer needs have evolved and new computing platforms have been adopted. In the 1970s, terminal-based on-line processing replaced batch-processing as the dominant mode of computing. As advances in technology made it feasible for multiple users to have concurrent access to the same data, database management systems such as Cullinet's IDMS, which provided data integrity and transaction management capabilities not available from the simple flat file systems used in batch-processing applications, achieved widespread acceptance. The minicomputer revolution in the early 1980s, which made departmental-level computing possible, created demand for easier access to data, and relational database systems providing ad hoc query and reporting capabilities proliferated. The shift to the client/server model of computing created the need for new relational database management systems optimized for access by desktop clients over heterogeneous networks. Each of these major shifts in computing platform has driven the adoption of new database technology which better matches the requirements of new applications or computing platforms. The Company believes that the computer industry is undergoing another fundamental platform shift, as the emergence of the Internet and World Wide Web has once again created the need for a new generation of database management systems.

  The Internet and the World Wide Web

     The Internet is a global collection of thousands of computer networks interconnected to enable organizations and individuals to communicate, share information and conduct business electronically. Much of the recent growth of the Internet has been driven by the development of the World Wide Web. The Web is a subset of the Internet that takes advantage of graphical user interfaces and is rich in multimedia content and interactivity.

     As the World Wide Web expands, developers are building increasingly sophisticated and complex applications for Web sites. Early Web sites consisted of static pages of text and graphics whose main function was to convey the same information to all users. Now, however, Web site developers are rapidly enhancing their sites to provide more varied and dynamic experiences to users visiting the site. In order to attract users to their sites and encourage them to explore their content, as well as to more effectively convey information, Web site developers are adding multimedia content in the form of extended data types such as video and audio. These applications also require the rapid assembly of data of diverse types from a variety of sources in order to tailor the content "on the fly." Applications are now being deployed on the Web to enable electronic commerce, sophisticated data search and retrieval, on-line banking, electronic publishing and information delivery and other innovative services.

     Businesses and organizations are also taking advantage of the capabilities of the Web to create private networks or "Intranets" that connect employees and business partners through one or more internal Web sites. Intranet applications can be deployed rapidly and inexpensively using industry standard Web browsers and Internet communications protocols. Also, Intranets can link geographically diverse personnel at communication costs that are largely independent of time and distance. As a result, Intranet applications are proliferating rapidly within businesses and organizations.

     As a result of these and other trends, the Internet, Intranets and the World Wide Web are rapidly emerging as a new and fundamentally different type of computing platform. As access to the Internet becomes easier and less expensive and as powerful Web browsers that can act as a "universal client" have become available, applications can be rapidly and cost-effectively built and deployed over the Web to end users anywhere in the world. The Company believes that the rapid adoption of the Internet and the Web as a new computing platform is defining a new set of requirements for database management systems.

  Implications of the Internet for Database Management Systems

     The key requirements of a database management system to be used in creating and deploying Internet and Intranet applications include the ability to support extended data types, the ability to manage extended data relationships, and support for object oriented programming methodologies.

     - SUPPORT FOR EXTENDED DATA TYPES. Internet databases must support extended data types that go beyond the simple character, numeric, and date information typically used in traditional business applications and databases. Extended data types include multimedia data such as audio, video and image data as well as data types such as spatial data (geographic or mapping data) and time series data that are not easily handled by conventional database systems. Each extended data type has behavior that is particular to its content. For example, image data stored in various file formats is compressed, converted, rendered and processed in different ways. For more effective use of multimedia and other extended data types on the Internet, a database should permit the functions that define the behavior of the data to be stored and maintained together with the data. Also, the Web is evolving rapidly and unpredictably, and new extended data types, such as Java applets and three-dimensional "virtual reality" data types, continue to emerge. Consequently, the ability to quickly add support for new data types is a key requirement for database management systems used with Internet applications. Relational databases developed to store and manipulate numerical and text data arranged in tabular form were not designed to efficiently manage extended data. Also, due to their architectural limitations, relational, extended-relational and object-relational database management systems typically cannot provide support for new data types without a substantial, time-consuming development effort.

     - SUPPORT FOR EXTENDED DATA RELATIONSHIPS. Internet applications often require support for modeling extended data relationships. These applications are characterized by complex, dynamic and multi-dimensional relationships among sets of data that cannot be easily represented, if at all, in relational tables. To interact with a Web page containing diverse multimedia content typically requires rapid navigation, search and retrieval of numerous hierarchically structured collections of data, in which data elements are linked by multi-dimensional networks of logical relationships. Relational databases are optimized to perform ad hoc queries, not browsing and searching, which are the typical modes of interaction with the Internet. Relational databases are not optimized to manage the extended relationships of Internet applications, and as a result may deliver unsatisfactory performance and limited scalability.

     - SUPPORT FOR OBJECT ORIENTED PROGRAMMING METHODOLOGIES. Internet applications increasingly are being built using object oriented languages such as C++ and Java, which utilize nested, hierarchically organized structures of reusable software "objects" as basic building blocks. With these languages, the fundamental unit of data representation is the software object. When using object oriented programming languages with a relational database, a tedious translation step is generally required to map software objects into a two-dimensional tabular relational model. In using object oriented languages to develop an application for use with a relational database, much of the application code and development time must be devoted to solving the mapping problem. In contrast, a database that natively stores the software objects in the database without requiring translation results in faster development cycles, fewer lines of application code and better application performance.

THE OBJECT DESIGN SOLUTION

     The Company's ObjectStore database, Internet Solution Suite, DBconnect and related development and database administration tools provide a powerful data management solution for building Internet and Intranet applications. ObjectStore provides native support for extended data types and extended data relationships, is extensible to accommodate new data types, and enables customers to take full advantage of object oriented programming languages and methodologies. Since its introduction in 1990, the Company's customers have used ObjectStore to build high-performance applications in a variety of challenging production environments where relational databases were unable to provide adequate functionality.

     Object Design's ObjectStore database was designed to provide native support for extended data types such as image, audio, video, software objects (e.g., Java applets), unstructured text, HTML and others now being used for the development of Internet and Intranet applications. The Company's Internet Solution Suite provides advanced capabilities for the storage and manipulation of extended data types and for the encapsulation of their related behavior logic, relieving the developer of the need to separately provide for these routines in the application and improving the performance of the application. ObjectStore has also been designed to be quickly and easily extensible by the Company or its customers to add support for new data types. Consequently, customers can build applications that are adaptable to the rapidly changing Internet environment. ObjectStore also provides customers with the capability to model the more complex and extended relationships common to emerging Internet applications, and to manage such relationships without the performance penalties often experienced with relational databases.

     Because data is represented in the ObjectStore database exactly as it is used by the object oriented programming languages increasingly being used to build Internet applications, no data translation is necessary. As a result, the Company believes that Internet applications can be developed more rapidly and perform better than if they were developed to run on a relational database. The open architecture of the Company's products provides compatibility with a wide range of third party applications, tools and programming languages. The Company's products operate on standard industry hardware platforms and operating systems, such as Windows 95, Windows NT and UNIX.

STRATEGY

     The Company's objective is to be the premier supplier of data management solutions for Internet applications and other applications that require the management of extended data types and extended data relationships. Key elements of the Company's strategy include the following:

     - TARGET THE INTERNET COMPUTING MARKET. The Company's primary focus is on providing data management solutions for the emerging category of Internet/Intranet computing applications. The Company believes that growing demand for content-rich Web applications is creating opportunities for the Company in a broad range of industries, and is concentrating its product development and sales and marketing resources on promoting the Company's Internet solutions.

     - MAINTAIN AND EXTEND TECHNOLOGY LEADERSHIP. The Company intends to maintain its technology leadership by focusing its development efforts on enhancing the performance and scalability of its ObjectStore database and on providing support for additional extended data types and programming languages. In addition, the Company intends to continue to enhance its developer and end-user tools and data access products, to make it easier to build, deploy and use applications based on ObjectStore.

     - FOSTER STRATEGIC RELATIONSHIPS. To accelerate the development and acceptance of its products, the Company has entered into a variety of strategic relationships with developers of third-party software, original equipment manufacturers ("OEMs") and marketing partners. The Company intends to continue its strategy of incorporating "best of breed" functionality in its products through relationships such as those under which it has licensed visual search engine technology from Virage, text search engine technology from Verity and HTML development tools from net.Genesis. Additionally, the Company intends to enter joint marketing partnerships with vendors of complementary products, such as its existing relationships with Iona Technologies, the developer of the Orbix object request broker, and Rogue Wave, a provider of third-party class libraries.

     - PROVIDE SUPPORT FOR INDUSTRY STANDARD PLATFORMS AND ENVIRONMENTS. The Company's products are designed to work with a variety of standard programming environments and third-party tools and to permit applications built with ObjectStore to be interfaced, where appropriate, with existing information systems. The Company intends to continue to pursue this open systems approach, which allows customers to rapidly deploy applications using the Company's database products and take advantage of their existing investments in hardware, software, and network infrastructures.

     - EXPAND GLOBAL SALES AND DISTRIBUTION. The Company intends to expand its global sales capabilities by increasing the size of its direct sales force and by expanding the number of its systems integrators, independent software vendors and distributors. In addition, the Company intends to expand its indirect sales channel by recruiting additional reseller organizations that specifically target Internet/Intranet application market opportunities.

PRODUCTS

     The Company's ObjectStore database management system, Internet Solution Suite, DBconnect and related development and database administration tools provide a powerful data management solution for customers building Internet and Intranet applications and other high-performance applications requiring the management of extended data types and extended data relationships. The following comprise the Company's product family:

     OBJECTSTORE. ObjectStore is an object oriented database management system that provides native support for both extended data types and extended data relationships. Since its introduction in 1990, ObjectStore has been successfully deployed in telecommunications, finance and engineering design and analysis applications where high performance, reliability, concurrency, and scalability are core requirements. The ObjectStore database delivers the following key benefits:

     - Provides native storage and management of extended data types such as multimedia data and software objects without requiring the programmer to write application code to map extended data types into relational tables. Storage and handling of extended data types with the related behavior logic as a single object permits rapid access and processing and eliminates the requirement to separately provide that behavior logic in the application. Native storage of extended data types and encapsulation of behavior logic make possible functions such as content searching on image data -- for example, to locate an image by shape, color or texture -- that would be difficult or impossible to implement with a relational database.

     - Is easily extensible to permit the Company or customers to add support for new data types or add more powerful functions to manipulate existing data types. Through creation or modification of the class libraries that describe the data structure and behavior of extended data types, ObjectStore enables the rapid incorporation of new data types and additional functions.

     - Provides for direct modeling of extended relationships among sets of data, allowing customers to create applications optimized to navigate and manipulate complex data structures. Because extended relationships are stored as direct links in the database, ObjectStore enables an Internet application to dynamically construct a Web page on demand in response to user input by rapidly locating and assembling content from a variety of disparate data sources.

     - Provides full support for object oriented programming methodologies. Because data is stored in the same object oriented format in which it will be used by the application code, ObjectStore accelerates the development process and improves application performance by eliminating the need to map to relational tables. ObjectStore offers customers several programming language interfaces to the database, including C++, HTML, SmallTalk, and SQL, with support for OLE/Visual Basic, currently in beta testing, and a Java programming language interface expected to be introduced during the second half of 1996.

     Prices for all the Company's products vary, based on hardware platform, configuration, machine class, quantity ordered and other factors. Run-time licenses for the Company's products are generally priced separately.

     The list price of a single-user development license for ObjectStore starts at approximately $5,000. The list price of a single-user run-time license for ObjectStore starts at approximately $375.

     INTERNET SOLUTION SUITE. This group of products was introduced in March 1996 to enhance the functionality and ease of use of ObjectStore for customers building Internet and Intranet applications. The Internet Solution Suite consists of the following components:

          ObjectForms. ObjectForms provides connectivity between the ObjectStore database and standard Web server software through its Webconnect module. Webconnect allows customers to connect directly through higher-speed proprietary vendor interfaces such as Netscape's NSAPI or Microsoft's ISAPI, as well as through the standard Common Gateway Interface ("CGI"). Webconnect also provides automated dispatching capabilities that permit customers to build and deploy high-volume Web sites using the ObjectStore database. ObjectForms includes the ObjectForms Engine, an HTML development tool designed to automate database access through HTML extensions and to allow customers to interface their HTML applications to the ObjectStore database. The ObjectForms Engine, which is compatible with major HTML authoring tools, increases developer productivity by automatically formatting information extracted from the ObjectStore database for presentation within an HTML application.

          Extended Object Management Suite. The Extended Object Management Suite is a set of modules that enables extended data types to be stored and manipulated as objects by the ObjectStore database. Used individually or in combination with each other, Extended Object Managers provide storage management and built-in functions to operate on extended data types. The Company intends to continue to introduce new Extended Object Managers and increase the capabilities of existing Extended Object Managers. The Extended Object Managers currently available are:

             Image Object Manager. The Image Object Manager is designed to help customers build image-rich Internet and multimedia applications. The Image Object Manager stores, retrieves, indexes and catalogs images, and also provides functions to translate between common image formats (such as .GIF, .JPG and .BMP formats). It also provides a powerful query-by-content capability that permits users to search and retrieve images from a database based on characteristics of a sample image such as color or composition. The Company's Image Object Manager includes visual search engine technology licensed from Virage.

             Text Object Manager. The Text Object Manager allows users to store and retrieve unstructured text in native text formats such as word processor formats and also includes a built-in capability to perform free text indexing, search and retrieval. The Text Object Manager includes text search engine technology licensed from Verity.

             Video Object Manager. The Video Object Manager allows users to manage video clips in common file formats such as MPEG or QuickTime directly in the database. The Video Object Manager can be used to back up, archive and index video clips, and to search clips by author, date, copyright and other identifying information.

             Audio Object Manager. The Audio Object Manager allows users to manage audio clips in common file formats such as MIDI or .AU format directly in the database. Like the Video Object Manager, the Audio Object Manager facilitates the back-up, archiving, indexing and searching of audio clips.

             HTML Object Manager. The HTML Object Manager allows users to store and retrieve HTML text, including words, phrases, paragraphs or entire HTML pages, as HTML objects. The HTML Object Manager provides users with the ability to track, manage, globally update and reuse HTML text in Web applications, and eliminates the cumbersome task of managing HTML data through file directory structures and complex naming conventions.

             Java Object Manager. The Java Object Manager allows users to store Java applets directly as objects in the ObjectStore database. The Java Object Manager permits users to index, store, retrieve, back up, and archive Java software objects natively. The Java Object Manager can deliver Java applets dynamically to a Web application without the performance degradation that results from the need to access a file system or assemble the Java applet into its native object form from a tabular relational storage format.

The single-quantity list prices of the individual components of the Internet Solution Suite range from approximately $395 to $19,500.

     DBCONNECT. DBconnect, introduced in December 1995, is a powerful connectivity tool that allows applications built with the ObjectStore database to access data stored in existing relational databases. DBconnect provides the following key benefits:

     - Provides automatic conversion capabilities that reduce the need for developers to write mapping code to translate between object oriented data types and tabular relational data. For example, in Internet applications, data from relational databases inside the corporate security firewall can be accessed via DBconnect and combined with extended data types stored in an ObjectStore database on a Web server that hosts a customer's external Web site.

     - Provides heterogeneous database access by allowing customers to access multiple relational databases (such as Oracle, Sybase, and DB2) simultaneously from within the same application.

     - Provides automatic synchronization of data between ObjectStore and relational databases, allowing application programmers to provide for the updating of relational databases without having to write complex SQL commands.

The single-quantity list price for the minimum configuration of DBconnect, including a development license and ten single-user run-time licenses, is approximately $30,000.

     DEVELOPMENT AND END-USER TOOLS. Object Design provides customers with tools designed to enhance the ability of developers and end users to build and deploy applications with the Company's products and to easily access information stored within the ObjectStore database. The tools currently offered by Company are:

          ObjectStore Inspector. ObjectStore Inspector, introduced in January 1996, is a graphical browser, editor and query tool for the ObjectStore database. The Inspector product allows developers, database administrators, and end users to access the ObjectStore database to test and verify databases, edit data, and perform ad hoc data mining and analysis, using an intuitive "point-and-click" query tool.

          ObjectStore Performance Expert. ObjectStore Performance Expert, introduced in January 1996, is a graphical, interactive analysis and monitoring tool designed to provide developers and database administrators with information necessary to optimize the scalability and concurrency and tune the performance of ObjectStore-based applications. ObjectStore Performance Expert organizes and presents large quantities of complex information to the user through a graphical user interface, enabling rapid optimization of application performance and increased productivity.

          ObjectStore OpenAccess. ObjectStore Open Access, introduced in February 1996, is a query and reporting interface tool for the ObjectStore database, implemented through the Microsoft Open Database Connectivity ("ODBC") protocol, that allows customers to use any ANSI or ODBC-compliant query tool or report generator to extract information from the ObjectStore database. Customers using OpenAccess can leverage their investment in third-party tools such as Microsoft Access, Powersoft's PowerBuilder or Borland's ReportSmith, to perform querying and reporting tasks using ObjectStore data.

The single-quantity list price of the Company's developer and end user tools ranges from $995 to $10,000.

SERVICES

     The Company believes that providing high-quality services is critical to ensure customer success and satisfaction, and, accordingly, supplements all of its product offerings with training, consulting, and technical support services. The Company has implemented a key account management program in which technical support personnel are assigned to provide customers with assistance in project and deployment planning with the objective of more successful implementation of applications and greater customer satisfaction. The Company also offers fee-based training, consulting and maintenance and support services.

     Training and Consulting. Training courses are held at various Company locations around the world or at customers' sites, at fees ranging from $400 to $2,000 per day. The Company currently offers a schedule of eleven different training courses covering subjects ranging from introductory object oriented programming techniques to advanced topics such as database performance tuning and Internet application design concepts incorporating the Company's Internet Solution Suite. The Company also provides fee-based consulting services to its customers in the form of on-site services designed to provide high-leverage assistance at key points in the customers' product development cycle.

     Maintenance and Support Services. Maintenance and support contracts are offered with the initial software license and typically are renewable annually. Maintenance and support fees are set at a fixed percentage, generally 15%, of the current list price of the product. Support services include the maintenance of the Company's software products in accordance with specifications contained in the user's guide for such products and access to technical support personnel. Customers who are under an active software support contract are entitled to product upgrades and enhancements when released by the Company. Certain of the Company's distributors and channel partners also provide telephone and initial support to end users.

CUSTOMERS

     The Company has recently changed its product development and marketing strategy to focus on the Internet and Intranet computing markets. In March 1996, the Company introduced its Internet Solution Suite of products, specifically designed to address this market.

     The following examples illustrate the ways in which organizations have used the Company's products to build leading-edge Internet applications for their businesses:

     Southwest Airlines. Southwest Airlines, one of the most innovative and successful companies in the highly competitive airline industry, has recently deployed an on-line electronic ticketing application (http://www.iflyswa.com) using ObjectStore. With Southwest's Internet ticketing system, fare and flight information is continually updated and is available on the Web at the same time as through the airline's toll-free number. Customers can use a Web browser to review flight information, purchase tickets, and print an itinerary and confirmation number. Because airline reservation information is a multi-dimensional matrix of cities, departure and arrival times, fares and seat availabilities, the data model for the application consists of complex, extended relationships. Southwest Airlines chose ObjectStore because of its support for extended relationships and resulting superior performance in navigating and retrieving flight information. By using extended relationships instead of relational joins to traverse the web of reservation information, ObjectStore is able to execute complex searches and quickly return flight schedules and fares to customers, making the reservation system faster and more convenient for Southwest Airline's Internet commerce customers.

     GTE Directories Corporation. GTE Directories, a unit of GTE Corporation and one of the world's largest telephone directory companies, selected ObjectStore and components of the Company's Internet Solution Suite to build and deploy an innovative on-line Internet business directory called GTE SuperPages(SM) (http://superpages.gte.net). With over ten million listings, GTE's SuperPages(SM) enables users to search for business information based on category, name, location, telephone number, and other parameters. The SuperPages(SM) application also allows businesses to include advertisements and links to other Web sites with their listings. GTE's SuperPages(SM) Web site earned a "Top Five Percent of the Web" ranking from Point Communications, which provides independent evaluations of Web sites. GTE selected ObjectStore because of its ability to support extended data types which will enable GTE to rapidly add new features and capabilities and its support for extended relationships, which is necessary to meet the SuperPages(SM) Web site's high-volume traffic requirements. ObjectStore's native support for the object oriented programming language which was being used to develop the SuperPages(SM) Web application was another important factor in GTE's choice.

     The Company's Internet Solution Suite was introduced only in March 1996, and to date only a limited number of the Company's customers have used ObjectStore to build and deploy Web applications. As a result, there can be no assurance that the Company's Internet-related products and services will achieve market acceptance, or that customers will not experience difficulties or unfavorable results in using the Company's products to build and deploy Web applications.


     Although the Company's revenues from licensing of its new Internet products have not been material to date, as of March 31, 1996, the Company had licensed over 20,000 copies of its software to an installed base of more than 700 customers. Although the Company's installed base includes customers in a wide variety of industries, the Company's historical market penetration has predominantly been in the telecommunications and network management, finance and engineering design and analysis industries, where rigorous requirements for high performance, reliability, concurrency and scalability must be met and where conventional relational database systems have been unable to meet the challenge of managing extended data types and extended data relationships while providing acceptable performance. The following is a representative list of the Company's customers that have licensed ObjectStore, each of which has accounted for at least $100,000 of revenue since January 1, 1994.

AT&T                                            Lehman Brothers
Abbott Laboratories                             Long-Term Credit Bank of Japan
Apertus                                         Loral
Bankers Trust                                   Manugistics
BayNetworks                                     MCI
Bell Northern Research                          Mead Data Central
BellSouth                                       NASA
British Telecom                                 New York Stock Exchange (SIAC)
Cabletron                                       Nomura
Cellnet Data Systems                            Northern Telecom
Credit Suisse                                   Pitney Bowes
Fidelity Management and Research                Platinum Technology
Ford Motor Company                              Sandia National Laboratory
GPT                                             Schlumberger
Hewlett-Packard                                 Sterling Software
Hughes Information Systems                      Sun Microsystems
IDD Information Services                        Telecom Australia
Intergraph                                      Universal Oil Products

     Other than IBM, a principal stockholder of the Company, which accounted for 40.2% and 10.9% of the Company's total revenue in 1993 and in the three months ended March 31, 1996, respectively, no customer accounted for more than 10% of the Company's total revenue in 1993, 1994, 1995 or the three months ended March 31, 1996.

SALES AND MARKETING

     The Company employs a multi-channel sales and marketing strategy, using direct sales, systems integrators, independent software vendors, distributors and other channel partners to address its global market.

     DIRECT SALES. The Company has historically relied principally on direct sales of its products. The Company has structured its direct sales force in teams consisting of a field sales representative and a technical sales support representative. As of May 31, 1996, the Company's direct sales force consisted of 60 employees. In addition to its Burlington, Massachusetts headquarters, the Company has domestic sales locations in Atlanta, Chicago, Cincinnati, Dallas, Los Angeles, Melbourne, FL, New York, San Mateo, CA and Washington, DC, and international direct sales locations in Brussels, London, Paris,

Tokyo and Weisbaden. The Company intends to hire additional sales and support personnel to broaden its direct selling effort and distribution capabilities.

     CHANNEL PARTNER PROGRAMS. The Company conducts programs aimed at attracting systems integrators, independent software vendors and resellers to complement its direct sales force and broaden the worldwide penetration of the Company's products. The Company's systems integration partners include Alta Software, Andersen Consulting, GlobalWeb, Indus, SAIC and TASC. The Company intends to continue to expand its channel partner programs to attract additional channel partners that have specifically targeted Internet and Intranet applications.

     INTERNATIONAL DISTRIBUTORS. In certain international markets, the Company uses third party distributors and resellers that are supported by the Company's sales organization. Approximately 2.6%, 8.5%, 12.9% and 11.6% of the Company's total revenues were derived from sales to international distributors in 1993, 1994, 1995 and the three months ended March 31, 1996, respectively. The Company intends to increase the number of its international distributors.

     In support of its sales efforts, the Company conducts sales training courses, targeted marketing programs including direct mail, trade shows, public relations, advertising, seminars, and ongoing customer and third party communications programs. The Company also seeks to stimulate interest in its products and services through speaking engagements, white papers, technical notes and other publications. The Company has also established a home page on the World Wide Web where potential customers can obtain information about the Company's products.

RESEARCH, DEVELOPMENT, AND QUALITY ASSURANCE

     The Company believes that its future success will depend in large part on its ability to maintain and enhance its leadership in object oriented database technology and develop new products that meet an expanding range of customer requirements, particularly those customer requirements associated with the Company's focus on Internet and Intranet applications. The Company's research and development organization is divided into teams consisting of development engineers, quality assurance, testing, and porting engineers, and technical writers. Product definition is based on a consolidation of requirements from existing and prospective customers and from the Company's technical support, product management, and engineering groups.

     The Company's research and development is focused on development of new products and enhancement of the functionality of the Company's existing products. The Company currently plans to release enhancements of its existing products and several new products, including a programming language interface for OLE/Visual Basic, currently in beta testing, and a Java programming language interface expected to be introduced during the second half of 1996. The Company's scheduled release dates for products and product enhancements are forward-looking statements, and the actual release dates for such products and enhancements could differ materially from those stated as a result of a variety of factors, including the ability of the Company's engineers to solve technical problems and test products as well as other factors, including factors outside the Company's control. As of May 31, 1996, there were 51 employees on the Company's research and development staff. The Company's research and development expenditures during 1993, 1994, 1995, and the three months ending March 31, 1996, were $4.7 million, $9.5 million, $8.3 and $1.8 million, respectively, and represented 19.2%, 37.3%, 25.4%, and 20.1% of total revenues, respectively. The Company expects it will continue to commit substantial resources to product development in the future.

     The computer software industry is subject to rapid technological change, changing customer requirements, frequent new product introductions, and evolving industry standards that may render existing products and services obsolete. As a result, the Company's position in its existing markets or other markets that it may enter could be eroded rapidly by product advancements by its competitors. The life cycles of the Company's products are difficult to estimate. The Company's future successes will depend, in part, on its ability to enhance existing products and develop new products on a timely basis. In addition, its products must keep pace with technological developments and conform to evolving industry standards including new extended data types, new electronic publishing formats and new client/server and Internet communication and security protocols. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of new products, or that new products and product enhancements will meet the requirements of the marketplace or achieve market acceptance. If the Company is unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, the Company's business, results of operations and financial condition would be materially and adversely affected.

     Software products as complex as those offered by the Company may contain errors that may be detected at any point in the products' life cycles. The Company has in the past discovered software errors in certain of its products and has experienced delays in shipments of products during the period required to correct these errors. There can be no assurance that, despite testing and quality assurance efforts by the Company and by current and potential customers, errors will not be found, or product shipment delays will not occur, resulting in loss of or delay in market acceptance and sales, diversion of development resources, injury to the Company's reputation or increased service and warranty costs, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Risk
Factors -- Risks Associated with Product Development and Introduction."

COMPETITION

     The market in which the Company competes is intensely competitive, highly fragmented, and characterized by rapidly changing technology and standards. The Company's current and prospective competitors offer a variety of database solutions, including: object databases available from Computer Associates, GemStone, Objectivity, O2, Poet and Versant; relational databases available from Computer Associates, IBM, Informix, Microsoft, Oracle and Sybase; extended-relational and object-relational databases available from IBM, Informix, Oracle and UniSQL; and other specialized databases such as on-line analytical processing databases. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing, and other resources than the Company, and many of which have well established relationships with current and potential customers of the Company. In the future, the Company expects to experience increased competition from established vendors of relational database systems that may seek to offer extended-relational, object-relational or object oriented database management systems. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. The Company also believes that competition will increase as a result of software industry consolidation. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially adversely affect the Company's business, results of operations and financial condition. The can be no assurance the Company will be able to compete effectively against current and future competitors. See "Risk Factors -- Competition."

     The Company believes that the principal competitive factors affecting its market include product features and functionality, ease of use, quality, performance, price, customer service and support, effectiveness of sales and marketing efforts and company reputation and financial viability. Although the Company believes that it currently competes effectively with respect to such factors, there can be no assurance that the Company will be able to maintain its competitive position with respect to these and other important competitive factors.

PROPRIETARY TECHNOLOGY

     The Company relies on a combination of trademark, copyright, trade secret laws, employee and third-party non-disclosure agreements, confidentiality procedures and contractual provisions to protect its proprietary technology. The Company seeks to protect its software, documentation, and other written materials under trade secret and copyright laws, which offer limited protection. The Company currently has one United States patent, covering certain virtual memory mapping architecture used in its ObjectStore database management system. There can be no assurance that the Company's patent will not be invalidated, circumvented, or challenged, that the rights granted thereunder will provide competitive advantage to the Company or that any future patent applications will be issued with the scope of the claims sought by the Company. There can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies. There can also be no assurance that the measures taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of the technology or independent development of similar technology by others. Certain of the Company's software products are licensed to customers under "shrink wrap" licenses included as part of the product packaging. Although in larger sales the Company's shrink wrap licenses are generally accompanied by specifically negotiated agreements signed by the licensee, in many cases its shrink wrap licenses are not negotiated with or signed by individual licensees. Certain provisions of the Company's shrink wrap licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed program, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of various countries in which the Company's products may be sold may not protect the Company's products and intellectual property rights to the same degree as the laws of the United States. There can be no assurance that third parties will not assert intellectual property infringement claims against the Company or that any such claims will not require the Company to enter into royalty arrangements or result in costly litigation. If infringement is alleged, the Company could be required to discontinue the use of certain software or to cease the use and sale of infringing products, to incur significant litigation costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that the Company would be able to develop alternative technologies or to obtain such licenses or, if a license were obtainable, that the terms would be commercially acceptable to the Company. The Company is not aware of any patent infringement charge or any violation of other proprietary rights claimed by any third party relating to the Company or to the Company's products. However, the computer software market is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. The Company believes that, due to the rapid pace of technological innovation for database software products, the Company's ability to establish and maintain a position of technology leadership in the industry is dependent more upon the skills of its development personnel than upon the legal protections afforded its existing technology. See "Risk Factors -- Reliance on Proprietary Technology."

     The Company relies upon certain software that it licenses from third parties, including software that is integrated with the Company's internally developed software and used to perform key functions such as the relational database engine licensed from Dharma Systems and incorporated in the Company's DBconnect and OpenAccess products, visual and text search engine technology licensed from Virage and Verity and HTML development tools licensed from net.Genesis. In addition, the Company has licensed technology from IBM for use in its ObjectStore Performance Expert product and technology from ViVi Software, for use in its ObjectStore Inspector product. The agreement with net.Genesis conveys a fully paid license to use the net.Genesis technology in the Company's products. The other licensing agreements require the Company to pay royalties to the licensors upon sale of the Company's products containing the licensed technology. The Company believes these licensing agreements contain commercially reasonable terms for such agreements. As of the date of this Prospectus, all minimum royalties due to the licensing parties have been paid by the Company. However, there can be no assurance that these third-party software licenses will continue to be available to the Company on commercially reasonable terms, if at all. The loss of, or inability to maintain, any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, and could materially adversely affect the Company's business, operating results, and financial condition. See "Risk Factors -- Reliance on Third-Party Software."

EMPLOYEES

     As of May 31, 1996 the Company employed 204 persons, including 51 in research and development, 69 in sales and marketing, 55 in customer support, and 29 in finance and administration. None of the Company's employees is represented by a labor union and the Company considers its employee relations to be good.

FACILITIES

     The Company's corporate headquarters are located in Burlington, Massachusetts, in a leased facility consisting of approximately 34,000 square feet of office space occupied under a lease expiring in November 2001. The Company also leases space for sales offices in fourteen additional locations worldwide. The Company believes that its existing facilities and offices and additional space available to it are adequate to meet its requirements over the next twelve months.

LEGAL PROCEEDINGS

     The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company:

                 NAME                AGE                        POSITION
    -------------------------------  ---   --------------------------------------------------
    Robert N. Goldman..............   47   President, Chief Executive Officer and Director
    Justin J. Perreault............   33   Executive Vice President and Chief Operating
                                           Officer
    Robert J. Potter...............   42   Senior Vice President, Sales
    Brian W. Otis..................   37   Vice President, Professional Services
    Melissa Webster................   45   Vice President, Marketing
    Gregory A. Baryza..............   49   Vice President, Product Development
    Lacey P. Brandt................   38   Chief Financial Officer
    Gerald B. Bay(1)...............   56   Director
    Arthur J. Marks(2).............   51   Director
    Tim R. Palmer(1)...............   38   Director
    Scott Sperling(2)..............   38   Director
    Steven C. Walske...............   44   Director

- ---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     Mr. Goldman was elected President and Chief Executive Officer of the Company in November 1995. He has been a director of Object Design since August 1995. Prior to joining the Company, Mr. Goldman was Chairman of Trinzic Corporation, a supplier of client/server development software, from 1992 to 1995. Trinzic was formed by the merger of AICorp and AION Corporation in 1992. From 1986 to 1992, Mr. Goldman served as President and Chief Executive Officer of AICorp, a supplier of artificial intelligence software. From 1983 to 1986, Mr. Goldman served as President and Chief Operating Officer of Cullinet Software, a supplier of database management software. Mr. Goldman is a member of the board of directors of Citrix Systems, Inc., Intersolv Inc., Parametric Technology Corporation and Systemsoft Corporation.

     Mr. Perreault joined the Company as Executive Vice President and Chief Operating Officer in November 1995. From 1992 to 1995, Mr. Perreault was a Vice President with the Harvard Private Capital Group, Inc., which manages the direct investment portfolio of the Harvard University endowment fund and is a wholly-owned subsidiary of the President and Fellows of Harvard College. From May 1995 to December 1995 he served on the Board of Directors of the Company as the representative of the Harvard Private Capital Group, Inc. From 1990 to 1992, Mr. Perreault was a management consultant with McKinsey & Co., Inc. Mr. Perreault is a member of the board of directors of Kentek Information Systems, Inc.

     Mr. Potter joined the Company as Vice President of Sales in 1990, and was appointed Senior Vice President of Sales in 1994. From 1988 to 1989, Mr. Potter was Vice President of Marketing of Concentra, Inc., a mechanical engineering design software company.

     Mr. Otis joined Object Design as Consulting Manager, Eastern Region in 1993 and was promoted to Vice President, Professional Services in June 1995. From 1987 to 1993, Mr. Otis was a management consultant with Coopers & Lybrand L.L.P.

     Ms. Webster joined Object Design as Vice President, Marketing in April 1996. From 1993 to December 1995, Ms. Webster was employed by UniSQL, a developer of database management software, most recently as Vice President of Marketing. From 1978 to 1993, Ms. Webster held a variety of positions at Information Builders, Inc., a developer of software languages and tools, including Vice President and General Manager, Digital Division.

     Mr. Baryza joined Object Design as Director of Engineering Operations in 1993 and was promoted to Vice President, Product Development in August 1995. From 1988 to 1993, Mr. Baryza was employed in various management and technical positions at Stratus Computer, Inc., a computer manufacturer.

     Ms. Brandt joined Object Design as Chief Financial Officer in April 1996. From September 1995 to April 1996, Ms. Brandt served as Director of Finance, Controller and Treasurer of International Integration Inc., a systems integration company. From 1993 to September 1995, Ms. Brandt was Director of Investor Relations at Proteon, Inc., a data networking company. From 1991 to 1992, Ms. Brandt was Finance Manager at AICorp.

     Mr. Bay has been a director of the Company since 1988. Since 1980, Mr. Bay has been a Managing Partner of The Vista Group, a venture capital firm. Mr. Bay served as interim President of the Company from August to November 1995.

     Mr. Marks has been a director of the Company since 1990. Since 1984, Mr. Marks has been a General Partner of New Enterprise Associates, a venture capital firm. Mr. Marks is a director of AMISYS Managed Care Systems, Inc., Platinum Software, Inc., NETRIX Corporation, and Progress Software Corporation.


     Mr. Palmer has been a director of the Company since February 1996. Mr. Palmer is a Managing Director of Harvard Private Capital Group, Inc., which manages the private equity portfolio of the Harvard University endowment fund. Prior to joining Harvard Private Capital in 1990, Mr. Palmer was Manager, Business Development at The Field Corporation and an attorney with Sidley & Austin. Mr. Palmer serves on the board of directors of PriCellular Corporation and NHP Incorporated.


     Mr. Sperling has been a director of the Company since 1988. Since 1994, Mr. Sperling has been a Managing Director of the Thomas H. Lee Company, a private equity investment firm, and a General Partner of its affiliated equity funds. From 1984 to 1994, he was a Managing Partner of Harvard Private Capital Group, Inc. Mr. Sperling is a director of Beacon Properties Corp., Softkey International and Livent, Inc.

     Mr. Walske has been a director of the Company since 1994. Since 1994, Mr. Walske has been Chairman of the Board and Chief Executive Officer of Parametric Technology Corporation, a mechanical design automation software firm. From 1986 to 1994 Mr. Walske was President and Chief Executive Officer of Parametric Technology Corporation. Mr. Walske is a director of Synopsys, Inc., VideoServer, Inc. and Cascade Communications, Inc.

     Upon the closing of this offering, the Board of Directors will be divided into three classes. One class of directors will be elected each year at the annual meeting of stockholders for a term of office expiring after three years. Messrs. Bay and Palmer will serve in the class whose term expires in 1997; Messrs. Marks and Walske will serve in the class whose term expires in 1998; and Messrs. Goldman and Sperling will serve in the class whose term expires in 1999. Each director serves until the expiration of his or her term and thereafter until his or her successor is duly elected and qualified. Executive officers of the Company are elected annually by the Board of Directors and serve at its discretion or until their successors are duly elected and qualified.

BOARD COMMITTEES

     The Board of Directors has a Compensation Committee, which makes recommendations concerning salaries and incentive compensation for employees of and consultants to the Company and administers the Company's stock option plans, its Stock Purchase Plan and the 401(k) Plan. The members of the Compensation Committee currently are Messrs. Marks and Sperling. The Board of Directors also has an Audit Committee, which reviews the results and scope of the audit and other services provided by the Company's independent accountants. The members of the Audit Committee currently are Messrs. Bay and Palmer.

BOARD COMPENSATION

     Each non-employee director of the Company serves without compensation but is reimbursed, upon request, for expenses incurred in attending meetings of the Board of Directors. Directors who are employees of the Company are not paid any separate fees for serving as directors. In March 1994, Mr. Walske was granted a nonqualified stock option to purchase 12,000 shares of Common Stock at an exercise price of $3.50 per share. In November 1995, Messrs. Bay, Sperling and Walske were granted nonqualified stock options to purchase 100,000 shares, 50,000 shares and 50,000 shares of Common Stock, respectively, in each case at an exercise price of $0.50 per share. In November 1995, Mr. Bay, who had been serving without compensation as interim President of the Company since August 1995, was also granted a nonqualified option to purchase an additional 75,000 shares of Common Stock, at an exercise price of $0.01 per share. The Company recognized non-cash compensation expense in the amount of $36,750 in the fourth quarter of 1995 in connection with the grant of this option to Mr. Bay.

     Under the Company's 1996 Incentive and Nonqualified Stock Option Plan adopted by the Board of Directors in May 1996, non-employee directors of the Company are eligible to receive automatic formula grants of nonqualified options. See "-- Stock Option Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1995, the entire Board of Directors performed the functions of the Compensation Committee. Of the members of the Board of Directors who served during 1995, Robert N. Goldman, Gerald B. Bay, Justin J. Perreault, Thomas Atwood and Kenneth Marshall also were executive officers or employees of the Company during 1995. Except as set forth below, no executive officer of the Company served during 1995 on the Board of Directors or compensation committee of any entity, one of whose executive officers also served on the Board of Directors or Compensation Committee of the Company. During 1995, Robert N. Goldman, the Company's Chairman of the Board, President and Chief Executive Officer, served as a director of Parametric Technology Corporation, of which Steven C. Walske, a director of the Company, is Chairman of the Board and Chief Executive Officer. Mr. Goldman also served as a member of the compensation committee of Parametric Technology Corporation during 1995.

EXECUTIVE COMPENSATION

SUMMARY OF CASH AND OTHER COMPENSATION

     The following table provides certain summary information concerning compensation earned in the year ended December 31, 1995 by the Company's President and Chief Executive Officer, by each other person who served in the capacity of Chief Executive Officer at any time during the year, by the Company's other executive officers in office at December 31, 1995 who earned in excess of $100,000 during 1995, by the Company's two most highly compensated executive officers not in office on December 31, 1995 who earned in excess of $100,000 during 1995, and by the Company's Executive Vice President and Chief Operating Officer (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                          LONG TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                        ANNUAL COMPENSATION              ------------
                             -----------------------------------------    SECURITIES
                                                       OTHER ANNUAL       UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION  SALARY($)   BONUS($)   COMPENSATION($)(1)   OPTIONS (#)    COMPENSATION($)(2)
- ---------------------------  ---------   --------   ------------------   ------------   ------------------
Robert N. Goldman..........   $47,726          --              --          2,300,000         $    484
  President and Chief
  Executive Officer(3)
Justin J. Perreault........    22,759          --              --            460,000              421
  Executive Vice President
  and Chief
  Operating Officer(4)
Robert J. Potter...........    95,475    $173,617              --             80,000              583
  Senior Vice President,
  Sales(5)
Gregory A. Baryza..........   114,885          --              --             65,000              284
  Vice President, Product
  Development
Brian W. Otis..............    90,852      73,656              --             54,000              228
  Vice President,
  Services(6)
David Stryker..............   137,500          --              --             56,000           27,752
  Former Vice President,
  Technology(7)
Kenneth E. Marshall........   183,333          --              --            389,625            1,335
  Former President,
  Chairman, Chief
  Executive Officer
  and Treasurer(8)
Gerald B. Bay..............        --          --              --            175,000               --
  Former President(9)
Thomas Atwood..............   147,500       --                 --             35,000              390
  Former Chairman(10)

- ---------------
 (1) Other annual compensation in the form of perquisites and other personal benefits has been omitted because the aggregate amount of such perquisites and other personal benefits constituted less than $50,000 or 10% of each executive's total annual salary.

 (2) Except in the case of Mr. Stryker, consists solely of premiums paid on behalf of named executives for excess life insurance coverage.

 (3) Mr. Goldman's annual compensation includes $20,700 paid to him for his services as a consultant to the Company prior to his becoming an employee of the Company in November 1995. Mr. Goldman's 1995 salary was $176,700 on an annualized basis.

 (4) Mr. Perreault joined the Company as an employee in November 1995. Mr. Perreault's 1995 salary was $148,800 on an annualized basis.

 (5) Mr. Potter's annual compensation in 1995 included a $6,000 automobile allowance. The amount shown as bonus represents sales-based commissions.

 (6) Mr. Otis's annual compensation in 1995 included a $6,000 automobile allowance. The amount shown as bonus represents sales-based commissions.

 (7) Mr. Stryker left the Company in November 1995. "All Other Compensation" to Mr. Stryker includes a $390 life insurance premium payment, a $12,500 severance payment and a $14,862 payment in lieu of accrued vacation.

 (8) Mr. Marshall resigned as President, Chief Executive Officer and Treasurer of the Company in May 1995 and as Chairman of the Board of the Company in August 1995. Mr. Marshall's annual compensation includes $83,333 paid to him for his services as a consultant to the Company during 1995.

 (9) Mr. Bay, a long-serving Director, served as interim President of the Company without cash compensation while leading the Company's efforts to recruit a new President and Chief Executive Officer.

(10) Mr. Atwood resigned as Chairman of the Board in June 1995. He remains an employee of the Company through September 1996 pursuant to a severance arrangement. See "--Severance Agreements."

STOCK OPTION PLANS


     The Board of Directors adopted on May 23, 1996, and the stockholders of the Company are expected to approve by written consent in July 1996, the Company's 1996 Incentive and Nonqualified Stock Option Plan of the Company (the "1996 Stock Option Plan").


     The 1996 Stock Option Plan authorizes (i) the grant of options to purchase Common Stock intended to qualify as incentive stock options ("Incentive Options"), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) the grant of options that do not so qualify ("Nonqualified Options"). Options to purchase up to 2,700,000 shares of Common Stock may be granted under the 1996 Stock Option Plan, provided that prior to May 23, 1997, options to purchase no more than 1,200,000 shares of Common Stock may be issued under the Plan, with such number increasing by 300,000 on each of the first five anniversaries of the adoption of the Plan by the Board of Directors, up to a maximum of 2,700,000 shares.


     The Company's 1989 Incentive and Nonqualified Stock Option Plan (the "1989 Plan") was adopted by the Board of Directors and approved by the stockholders of the Company in June 1989. The Company's 1995 Nonqualified Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors in June 1995 and approved by the stockholders of the Company in August 1995. The 1989 Plan and the 1995 Plan are hereinafter sometimes referred to collectively as the "Original Stock Option Plans," and the Original Stock Option Plans and the 1996 Stock Option Plan are hereinafter sometimes referred to as the "Stock Option Plans." As of June 30, 1996, options to purchase an aggregate of 3,542,059 shares having a weighted average exercise price of $1.20 per share were outstanding under the Stock Option Plans and options for 3,577,161 shares had been exercised. No further options may be granted under either of the Original Stock Option Plans.


     The Stock Option Plans are administered by a committee of the Board of Directors (the "Committee") consisting of the non-employee directors of the Company, currently Messrs. Marks and Sperling. All members of the Committee are intended to be "disinterested persons" as that term is defined under rules promulgated by the Securities and Exchange Commission. The Committee selects the individuals to whom options will be granted and determines the option exercise price and other terms of each option, subject to the provisions of the Stock Option Plans.

     Incentive Options may be granted under the 1996 Stock Option Plan to employees and officers of the Company or a subsidiary, including members of the Board of Directors who are also employees of the Company or a subsidiary. Nonqualified Options may be granted under the Stock Option Plans to officers or other employees of the Company or a subsidiary, to members of the Board of Directors or the board of directors of a subsidiary, whether or not employees of the Company or a subsidiary, and to consultants and other individuals providing services to the Company or a subsidiary.

     The 1996 Stock Option Plan also provides for automatic formula grants of Nonqualified Options to non-employee directors of the Company ("Outside Directors"). Each Outside Director (i) who is in office immediately after the closing of this offering who holds no outstanding stock option granted to him in his capacity as a director (a "Prior Option") or (ii) who is elected to the Board after the closing of this offering will automatically be granted, immediately after the closing of this offering or upon his or her initial election, as the case may be, a Nonqualified Option (an "Initial Option") to purchase 25,000 shares of Common Stock of the Company, vesting in equal installments on the first three anniversaries of the date of grant (provided that the optionee then remains a director of the Company). In addition, immediately following each annual meeting of stockholders of the Company or special meeting in lieu thereof, there will automatically be granted to each Outside Director reelected at or remaining in office after such meeting a fully-vested Nonqualified Option to purchase 3,500 shares of Common Stock (an "Additional Option"), provided that no such Additional Option will be granted to any Outside Director who at the time of the meeting holds any outstanding Initial Option or Prior Option that is not fully vested, unless at least two annual meetings of stockholders of the Company or special meetings in lieu thereof have intervened between the closing of the Company's initial public offering (or, if later, the date of the initial election of such Outside Director) and the meeting following which such automatic grant would occur. Each Nonqualified Option granted to an Outside Director pursuant to this provision of the 1996 Stock Option Plan will expire on the tenth anniversary of the date of grant. The exercise price of each such Nonqualified Option will be equal to the fair market value of the Common Stock on the date the Nonqualified Option is granted.

     No options may extend for more than ten years from the date of grant (five years in the case of employees or officers holding ten percent or more of the total combined voting power of all classes of stock of the Company or any subsidiary or parent ("greater-than-ten-percent-stockholders")). The exercise price for all options may not be less than the fair market value of the Common Stock on the date of grant (110% of fair market value in the case of an Incentive Option granted to a greater-than-ten-percent-stockholder). The aggregate fair market value (determined at the time of grant) of shares issuable pursuant to Incentive Options which first become exercisable by an employee or officer in any calendar year may not exceed $100,000. Any option granted in excess of the foregoing limitation shall be specifically designated as a Nonqualified Option.

     Options are non-transferable except by will or by the laws of descent or distribution. Generally, options granted under the Stock Option Plans terminate upon the earliest of (i) the expiration date of the option, (ii) the date of termination of the optionee's employment with or performance of services for the Company by the Company for cause or by the optionee for any reason other than death or permanent and total disability, (iii) thirty days after the termination of the optionee's employment with or performance of services for the Company by the Company without cause other than for death or permanent and total disability and (iv) one year after the date of termination of the optionee's employment with or performance of services for the Company as a result of the permanent and total disability of the optionee. If an option may be exercised during any period after the termination of the optionee's employment with or performance of services for the Company, such option may be exercised only to the extent that the optionee was entitled to exercise such option at the time of such termination of employment or performance of services.

     Payment of the exercise price for shares subject to options may be made (i) in cash or by check, bank draft or money order payable to the order of the Company, (ii) through the delivery of shares of Common Stock (which, in the case of shares acquired from the Company upon exercise of an option, have been outstanding for at least six months) having a fair market value equal to the purchase price,

(iii) by delivery of an unconditional and irrevocable undertaking by a broker to deliver promptly to the Company sufficient funds to pay the exercise price, (iv) by delivery of a promissory note, or (v) by any combination of these permissible forms of payment. In the event that payment of the exercise price is made under
(ii) above, the 1996 Stock Option Plan permits the grant of an automatic reload option covering the number of shares surrendered at an exercise price equal to the fair market value of the Common Stock on the date of such surrender.

OPTION GRANTS DURING 1995

     During 1995, the Company granted options under the Original Stock Option Plans to purchase an aggregate of 5,615,400 shares of Common Stock at a weighted average exercise price of $0.57 per share. The following table sets forth for each of the Named Executive Officers information concerning stock options granted under the Original Stock Option Plans during the year ended December 31, 1995:

OPTION GRANTS IN LAST FISCAL YEAR

                                                    INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE VALUE AT
                                 -------------------------------------------------------         ASSUMED ANNUAL RATE OF
                                               % OF TOTAL                                     STOCK PRICE APPRECIATION FOR
                                  OPTIONS    OPTIONS GRANTED   EXERCISE OR                           OPTION TERM(1)
                                  GRANTED    TO EMPLOYEES IN    BASE PRICE    EXPIRATION   ----------------------------------
             NAME                 (#)(2)       FISCAL YEAR     ($/SHARE)(3)      DATE         0%          5%          10%
- -------------------------------  ---------   ---------------   ------------   ----------   --------   ----------   ----------
Robert N. Goldman(4)...........  2,300,000         41.0%          $ 0.25       12/20/05          --   $  361,614   $  916,402
Justin J. Perreault(4).........    460,000         8.19             0.25       12/20/05          --       72,323      183,280
Robert J. Potter...............     15,000         0.27             0.50        8/31/05          --        4,716       11,953
                                    15,000         0.27             0.50        8/31/05          --        4,716       11,953
                                    50,000         0.89             0.01       11/30/05          --       19,861       31,922
Gregory A. Baryza..............     10,000         0.18             3.50       12/31/04          --       22,011       55,781
                                     5,000         0.09             0.50        8/20/05          --        1,572        3,984
                                    25,000         0.45             0.50        8/31/05          --        7,861       19,922
                                    10,000         0.18             0.50       12/31/04          --        3,144        7,969
                                    25,000         0.45             0.01       11/30/05    $  6,000        9,931       15,961
Brian W. Otis..................     25,000         0.45             3.50        7/17/05          --       55,028      139,452
                                     4,000         0.07             0.50        8/31/05          --        1,258        3,187
                                     3,500         0.06             0.50        8/31/05          --        1,101        2,789
                                     1,500         0.03             0.50        8/31/05          --          472        1,195
                                    25,000         0.45             0.50        7/17/05          --        7,861       19,922
David Stryker..................     56,000         1.00             0.50        8/31/05          --       17,609       44,625
Kenneth E. Marshall(5).........    290,250         5.17             0.10        6/30/00     986,850    1,267,518    1,607,052
                                    15,000         0.27             0.20        6/30/00      49,500       64,005       81,522
                                    23,375         0.42             0.25        6/30/00      75,969       98,572      125,916
                                    21,000         0.37             0.75        6/30/00      57,750       78,057      102,622
                                    25,000         0.45             3.00        6/30/00      12,500       36,675       65,920
                                    15,000         0.27             6.00        6/30/00          --           --           --
Gerald B. Bay..................     75,000         1.34             0.01        9/20/05      36,750       60,334       96,515
                                   100,000         1.78             0.50        9/20/05          --       31,445       79,687
Thomas Atwood..................     35,000         0.62             0.50        8/31/05          --       11,006       27,890

- ---------------
(1) Amounts reported in this column represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of the Company's Common Stock, based on the original exercise price of each option, over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not represent the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Company's Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the current date. The values shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise.

(2) Except as specified below, all options granted to Named Executive Officers provide for vesting of 20% of the total number of shares one year after their date of grant, with an additional 5% of the total number of shares vesting at the end of each three-month period thereafter until the options are fully vested. The option granted to Mr. Atwood, the option for 10,000 shares at an exercise price of $0.50 granted to Mr. Baryza and the option for 25,000 shares at an exercise price of $0.50 granted to Mr. Otis vest for 15% of the total number of shares six months after their date of grant, 15% nine months after their date of grant, 20% one year after their date of grant and an additional 4.16% at the end of each three-month period thereafter until the options are fully vested. The options granted to Mr. Marshall were fully vested as of December 31, 1995. The options granted to Mr. Bay vest in full upon the earlier of (i) December 1, 1997 and (ii) a qualified change of control (as defined therein) of the Company.


(3) Except for those options with an exercise price of $0.01, all options were granted at fair market value as determined by the Board of Directors of the Company on the date of grant. The Board of Directors determined the market value of the Common Stock based on various factors, including the illiquid nature of an investment in the Company's Common Stock, the preference given to preferred stock upon the liquidation or sale of the Company, other recent transactions involving the Company's capital stock, the Company's historical financial performance and the Company's future prospects. The Company recorded non-cash compensation expense in the aggregate amount of $122,000 in connection with the grant of options to Mr. Marshall and the grant of options at an exercise price of $0.01.


(4) The vesting of the options granted to Mr. Perreault and Mr. Goldman was accelerated so that these options were fully exercisable as of April 1, 1996, and the options were exercised in full by Messrs. Goldman and Perreault on that date. The shares received upon the exercise of these options are subject to Stock Restriction and Repurchase Agreements which permit the Company to repurchase, at their original purchase price, the unvested shares upon termination of the executive's employment (for any reason) with the Company. The vesting schedule of the Stock Restriction and Repurchase Agreements duplicated the original vesting schedule of the options that were exercised. The shares vest at a quarterly rate of 6.25% from November 1995 through November 1997, with the remaining 50.0% of the shares vesting on December 21, 2000. Upon a qualified change of control of the Company or the initial public offering of Common Stock, all of the shares will become fully vested.


(5) In connection with the termination of his employment with the Company, Mr. Marshall was granted these nonqualified options in exchange for previously-granted vested incentive stock options in the same amounts and with the same exercise prices. Those incentive stock options would have been forfeited by their terms if not exercised upon Mr. Marshall's termination of employment and had been granted at fair market value as determined by the Board of Directors of the Company on the date of grant. See
    "Management -- Severance Agreements."

     The following table sets forth information with respect to (i) options exercised during 1995 by the Named Executive Officers (ii) the number of unexercised options held by the Named Executive Officers as of December 31, 1995 and (iii) the value of unexercised in-the-money options (options for which the fair market value of the Common Stock exceeds the exercise price) as of December 31, 1995.

OPTION EXERCISES IN 1995 AND YEAR END OPTION VALUES

                                                                                               VALUE OF
                                                                      NUMBER OF              UNEXERCISED
                                                                SECURITIES UNDERLYING        IN-THE-MONEY
                                                                UNEXERCISED OPTIONS AT        OPTIONS AT
                                   SHARES                        DECEMBER 31, 1995(#)    DECEMBER 31, 1995($)
                                 ACQUIRED ON       VALUE             EXERCISABLE/            EXERCISABLE/
             NAME                 EXERCISE     REALIZED($)(1)       UNEXERCISABLE          UNEXERCISABLE(1)
- -------------------------------  -----------   --------------   ----------------------   --------------------
Robert N. Goldman(2)...........     --             --                  0/2,300,000           $0/$22,425,000
Justin J. Perreault(2).........     --             --                    0/460,000              0/4,485,000
Robert J. Potter...............     --             --                74,250/90,750          728,688/887,063
Gregory A. Baryza..............     --             --                     0/65,000                0/629,750
Brian W. Otis..................     --             --                     0/54,000                0/522,800
Kenneth E. Marshall............     5,000         $ 49,500               389,625/0              3,677,631/0
David Stryker..................     --             --                          0/0                      0/0
Gerald B. Bay..................     --             --                    0/175,000              0/1,699,250
Thomas Atwood..................     --             --                     0/35,000                0/332,500

- ---------------
(1) There was no public trading market for the Common Stock at any time during 1995. Solely for purposes of this table, the values have been calculated on the basis of the assumed initial public offering price of $10.00, less the aggregate exercise price of the options.

(2) The options held by Messrs. Goldman and Perreault at December 31, 1995 were exercised in full in April 1996.

EMPLOYEE STOCK PURCHASE PLAN


     On May 23, 1996, the Board of Directors adopted, and the stockholders of the Company are expected to approve by written consent in July 1996, an Employee Stock Purchase Plan (the "Stock Purchase Plan"), under which options to purchase up to 300,000 shares of Common Stock may be granted to employees of the Company. Under the Stock Purchase Plan, participating employees will be entitled to purchase shares through payroll deductions.


     During each six month offering period under the Stock Purchase Plan, all employees of the Company, including directors of the Company who are employees, and all employees of any participating subsidiaries, (i) whose customary employment is more than 20 hours per week and for more than five months in any calendar year, (ii) who have been employed by the Company or a subsidiary for at least six months prior to enrolling in the Stock Purchase Plan, and (iii) who are employees on the first day of the designated payroll deduction period (the "Offering Period"), are eligible to participate in the Stock Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of the stock of the Company or any subsidiary are not eligible to participate.

     The maximum number of shares which may be purchased by an employee under the Stock Purchase Plan will be determined on the first day of the offering period pursuant to a formula under which the employee's projected payroll deductions over the Offering Period are divided by 85% of the market value of one share of Common Stock on the first day of the Offering Period, and the quotient is multiplied by two. During each Offering Period, the price at which the employee will be able to purchase the Common Stock will be 85% of the last reported sale price of the Common Stock on the Nasdaq National Market on the first or last day of the Offering Period, whichever is lower.

     If an employee is not a participant on the last day of the Offering Period, the employee is not entitled to exercise any option, and the amount of such employee's accumulated payroll deductions will be refunded. An employee's rights under the Stock Purchase Plan terminate upon voluntary withdrawal from the Stock Purchase Plan at any time, or when the employment of such participant ceases for any reason, excluding death. Upon the death of a participant, the participant's beneficiary will have the right to elect either (i) to withdraw all of the payroll deductions credited to the participant's account under the Stock Purchase Plan or (ii) to exercise the participant's option for the purchase of stock on the last day of the Offering Period next following the date of the participant's death for the purchase of the number of full shares which the accumulated payroll deductions in the participant's account at the date of the participant's death will purchase at the applicable option price, and any excess in such account will be returned to the beneficiary.

     The Stock Purchase Plan will be administered by the Compensation Committee. The Compensation Committee has not determined when the first Offering Period under the Stock Purchase Plan will commence.

EMPLOYMENT AGREEMENTS

     In November 1995, the Company executed employment agreements with Messrs. Goldman and Perreault. The Company agreed to employ Messrs. Goldman and Perreault as President and Chief Executive Officer of the Company and Executive Vice President and Chief Operating Officer of the Company, respectively, at annual salaries of $190,000 and $160,000, respectively. In connection with the Company's expense reduction program in late 1995, the salaries of its executive officers, including Messrs. Goldman and Perreault, were voluntarily reduced. Messrs. Goldman and Perreault are currently receiving salaries at the rate of $176,700 and $148,800 per year, respectively. Each of the employment agreements is terminable at will by either party to them. If the employment of the officer is terminated by the Company for any reason other than just cause, death or permanent disability, the agreements require the Company to continue to pay the officer's salary for a period of twelve months, in the case of Mr. Goldman, or six months, in the case of Mr. Perreault, after such termination, offset by any amounts received by the officer from subsequent employment during such period.

     In connection with their employment, these officers and all other executive officers of the Company have also executed the Company's standard Non-Competition, Non-Disclosure and Developments Agreement (the "Non-Competition Agreement"). This agreement contains covenants prohibiting the improper disclosure of confidential information at any time, as well as provisions assigning to the Company all inventions made or conceived by the officer during his employment with the Company. Each officer agreed with the Company that, with certain exceptions, until one year after the termination of his employment with the Company, he would not participate in any capacity in any business activities competitive with those of the Company. Each officer further agreed not to participate in any capacity in soliciting the business of any customers or the services of any employees of the Company during such one-year period.

SEVERANCE AGREEMENTS

     In connection with the resignation of Thomas M. Atwood as a director of the Company effective April 1, 1996 and as an employee of the Company effective September 30, 1996, the Company and Mr. Atwood entered into an agreement dated March 1, 1996 (the "Atwood Agreement"). Pursuant to the Atwood Agreement, Mr. Atwood was relieved of day-to-day operating responsibilities effective March 31, 1996 but agreed to provide such services as might be required through September 30, 1996 to assist in the transition of his responsibilities to other employees. Mr. Atwood will continue to receive amounts in lieu of his present salary at the rate in effect on March 1, 1996 through September 30, 1996 and will be paid for any vacation he had accrued as of March 1, 1996. Mr. Atwood was also permitted to participate in the health and dental plans of the Company through September 30, 1996, with certain restrictions. In connection with the Atwood Agreement, Mr. Atwood executed a general release of the

Company. The Atwood Agreement also confirmed Mr. Atwood's obligations under his Non-Competition Agreement.

     In connection with the resignation of Kenneth E. Marshall as President and Chief Executive Officer of the Company, effective May 24, 1995, the Company and Mr. Marshall entered into an agreement dated May 24, 1995 (the "Marshall Agreement"). Pursuant to the Marshall Agreement, Mr. Marshall ceased day-to-day operating responsibilities but agreed to provide such services as might be required through June 30, 1995 to help the Company complete pending transactions with customers and prospects and otherwise assist in the transition period. From July 1995 through June 1996 (the "Consulting Period"), Mr. Marshall agreed to act as a consultant for the Company. During the Consulting Period, the Company agreed to pay Mr. Marshall amounts in lieu of salary at the rate of $200,000 per year; provided, however, that such amounts would be reduced by any amounts he received with respect to employment elsewhere (except that director fees would not reduce such fees and only 50% of any consulting fees earned by Mr. Marshall during the Consulting Period would be deducted from his payments from the Company). The Company also agreed to provide Mr. Marshall and his family with health and dental benefits during such period, to provide Mr. Marshall with life insurance during such period and to pay Mr. Marshall up to a maximum of $5,000 for outplacement services. The Marshall Agreement also confirmed Mr. Marshall's obligations under his Non-Competition Agreement. The Company may elect to extend these non-competition obligations until June 30, 1997 in exchange for a fully-vested five-year nonqualified stock option to purchase an aggregate of up to 30,125 shares at prices ranging from $0.25 to $6.00 per share. Pursuant to the terms of the Marshall Agreement, Mr. Marshall's incentive stock options ceased to vest on June 30, 1995, though the vesting of such options was accelerated by one year. In exchange for his unexercised vested incentive stock options, on June 30, 1995 the Company also issued to Mr. Marshall nonqualified options to purchase an aggregate of up to 389,625 shares of common stock at prices ranging from $0.10 per share to $6.00 per share. In connection with the Marshall Agreement, Mr. Marshall executed a general release of the Company and the Company executed a release regarding claims arising out of Mr. Marshall's employment.

     In connection with the resignation of David Stryker as an employee and Chief Technical Officer of the Company effective November 30, 1995, the Company and Mr. Stryker entered into an agreement dated November 28, 1995 (the "Stryker Agreement"). Pursuant to the Stryker Agreement, from December 1, 1995 through April 30, 1996, the Company was obligated to pay Mr. Stryker amounts in lieu of salary at the rate in effect on November 1, 1995, provided that such amounts would be reduced by any amounts he received with respect to employment elsewhere. The Company also agreed to pay the premiums of Mr. Stryker's group health insurance coverage during the period from December 1, 1995 through April 30, 1996, if Mr. Stryker elected to continue such coverage pursuant to COBRA law. The Stryker Agreement also confirmed Mr. Stryker's obligations under his Non-Competition Agreement. In connection with the Stryker Agreement, Mr. Stryker executed a general release of the Company.

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH INTERNATIONAL BUSINESS MACHINES CORPORATION


     In April 1993, IBM purchased 2,601,877 shares of Series E Convertible Preferred Stock and 1,148,818 shares of Series F Convertible Preferred Stock of the Company. Under agreements entered into in connection with this purchase of Preferred Stock, IBM was entitled to appoint an observer to attend meetings of the Company's Board of Directors so long as IBM continued to hold shares representing at least 10% of the voting power of the stockholders of the Company, and was entitled to certain registration rights with respect to securities of the Company held by it. Under these agreements, IBM was also entitled to certain rights of first refusal with respect to future issuances of the Company's securities and a limited right to require repurchase by the Company of the Preferred Stock held by IBM. The Company also has a limited right to require IBM to sell the Preferred Stock held by IBM to the Company at a formula price. These rights of first refusal and rights and obligations with respect to repurchase of the Preferred Stock held by IBM will terminate upon the closing of this Offering. Immediately following the closing of this Offering, (after giving effect to the conversion to Common Stock of all outstanding Preferred Stock), IBM will beneficially own 3,750,695 shares of Common Stock, representing 14.3% of the Common Stock then issued and outstanding. (If the Underwriters' over-allotment option is exercised in full, IBM will sell 426,949 shares of Common Stock in this offering, reducing its holdings to 12.7% of the Company's issued and outstanding Common Stock.)


     In April 1993, the Company also entered into certain business agreements with IBM (the "IBM Agreements"). The IBM Agreements permit IBM to develop and market products in which the Company's ObjectStore database is embedded in return for the payment by IBM of royalties at a rate lower than that customarily imposed by the Company. The IBM Agreements also impose mutual obligations of confidentiality on the Company and IBM, and include a source code escrow agreement under which IBM, in certain circumstances, may receive a copy of the source code for certain of the Company's products. The IBM Agreements also provide a framework for the parties to perform joint development projects from time to time through individually-negotiated agreements regarding the development of new or derivative products, specifying the work to be performed by each party, payments to be made in connection with such work and the ownership of the completed product. During 1993, 1994, 1995 and during the three months ended March 31, 1996, the Company's revenues attributable to IBM were $9.9 million, $1.7 million, $3.1 million and $980,000 and constituted 40.2%, 6.9%, 9.4% and 10.9% of the Company's total revenues, respectively. Revenues and related accounts receivable from IBM are included in related party software and service revenue, accounts receivable-related party and deferred revenue-related party in the Consolidated Financial Statements included in this Prospectus.


     Under the terms of the IBM Agreements, either party has the option (the "Break-Up Option") of terminating certain of the IBM Agreements and modifying the terms of certain others upon nine months' advance notice. On March 5, 1996, the Company exercised the Break-Up Option by giving written notice to IBM. Upon the effectiveness of the Break-Up Option, the rate of royalties paid to the Company by IBM for ObjectStore-based products will be substantially increased, IBM will no longer be entitled to a discount on training and consulting services provided by the Company and the Company's joint development and joint marketing efforts with IBM may be curtailed or eliminated. IBM has also permanently relinquished its Board observation rights, and no representative of IBM currently attends meetings of the Board of Directors of the Company.


     At any time up to one month prior to the effective date of the Break-Up Option, IBM may elect to obtain a copy of the source code for the Company's ObjectStore product and a limited license to use such source code (the "Source Code Option"). In exchange for delivery of this source code, IBM must, without receiving any further consideration, surrender to the Company all of the shares of capital stock of the Company held by IBM. The license that would be granted to IBM in the event that it exercises the Source Code Option would permit IBM to use the ObjectStore source code solely in the development, marketing and support of existing applications in which ObjectStore is embedded and would not permit it to market ObjectStore as a stand-alone product.

LOANS TO EXECUTIVE OFFICERS

     In 1994, the Company loaned to Robert J. Potter, the Senior Vice President, Sales, of the Company, an aggregate of $200,000 pursuant to two $100,000 full recourse promissory notes dated April and November 1994 and bearing interest at rates of 5.88% and 7.45% per annum. The notes are due in April and November 1998, respectively, and will bear interest at 18.0% per annum or, if lower, the highest legal rate of interest, if not paid when due. The notes are collateralized by the pledge to the Company of an aggregate of 50,000 shares of Common Stock owned by Mr. Potter. Upon any sale of all or part of these shares, any amount realized by Mr. Potter in excess of his selling and tax expenses in connection with the sale must be paid to the Company and applied to this indebtedness.


     In April 1996, in connection with the exercise by Robert N. Goldman, the President and Chief Executive Officer of the Company and by Justin Perreault, the Executive Vice President and Chief Operating Officer of the Company, of stock options granted to them under the Company's 1995 Nonqualified Stock Option Plan, to purchase 2,300,000 and 460,000 shares of Common Stock, respectively, the Company loaned to Mr. Goldman and to Mr. Perreault $572,700 and $114,540, respectively. The loan to each executive was at an interest rate of 7.0% per annum and was pursuant to a promissory note with full recourse due upon the earlier of (i) April 1, 2001 and (ii) the date the executive's employment with the Company terminates for any reason. Each loan is secured by a pledge to the Company of the shares of Common Stock acquired upon exercise of the option. These shares are also subject to Stock Restriction and Repurchase Agreements which permit the Company to repurchase, at their original purchase price, the unvested shares of an executive upon termination of that executive's employment (for any reason) with the Company. The vesting schedule of the Stock Restriction and Repurchase Agreements duplicates the original vesting schedule of the options that were exercised. The shares vest at a quarterly rate of 6.25% from November 1995 through November 1997, with the remaining 50.0% of the shares vesting on December 21, 2000. Upon a qualified change of control of the Company or the initial public offering of Common Stock, all of the executives' shares will become fully vested.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 30, 1996, and as adjusted to reflect the sale of shares offered hereby, by (i) each person or entity known to the Company to own beneficially five percent or more of the Company's Common Stock, (ii) each of the Company's directors, (iii) the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. The information as to each person has been furnished by such person, and each person has sole voting power and sole investment power with respect to all shares beneficially owned by such person except as otherwise indicated.



                                                                             PERCENTAGE OF
                                                                           OUTSTANDING SHARES
                                                                           BENEFICIALLY OWNED
                                                                     ------------------------------
                                            NUMBER OF SHARES             BEFORE            AFTER
                 NAME                    BENEFICIALLY OWNED(1)        OFFERING(2)       OFFERING(3)
- --------------------------------------  ------------------------     --------------     -----------
DIRECTORS, OFFICERS AND 5%
  STOCKHOLDERS:
Aeneas Venture Corporation(4).........          4,373,303                 20.9%             18.6%
  c/o Harvard Management Company
  600 Atlantic Avenue, 26th Floor
  Boston, Massachusetts 02210
International Business Machines
  Corporation.........................          3,750,695                 16.1              14.3
  Old Orchard Road
  Armonk, New York 10504
Vista III, L.P.(5)....................          2,442,184                 10.5               9.3
  c/o Palmeri Fund Administrators
  16-00 Route 208 South
  Fairlawn, New Jersey 07410
Robert N. Goldman.....................          2,300,000                  9.9               8.8
New Enterprise Associates V, Limited
  Partnership.........................          1,806,356                  7.8               6.9
  1119 St. Paul Street
  Baltimore, MD 21202
Orien I, L.P..........................          1,420,492                  6.1               5.4
  315 Post Road West
  Westport, CT 06880
Olivetti Holding N.V..................          1,241,261                  5.3               4.7
  c/o Caribbean Management Company
  14 John B. Gorsiraweg
  Curacao, Netherlands Antilles
Thomas Atwood(6)......................            510,500                  2.2               1.9
Justin J. Perreault...................            460,000                  2.0               1.8
Kenneth Marshall(7)...................            440,625                  1.9               1.7
David Stryker.........................            250,000                  1.1               1.0
Robert J. Potter(8)...................            138,500                *                 *
Gregory A. Baryza(9)..................            115,500                *                 *
Brian W. Otis(10).....................             10,200                *                 *
Gerald B. Bay(11).....................          4,518,721                 19.4              17.2
Steven C. Walske(12)..................              9,000                *                 *
Arthur J. Marks(13)...................          1,861,970                  8.0               7.1
Tim R. Palmer.........................         --                       --                 --
Scott Sperling........................         --                       --                 --
All directors and executive officers
  as a group
  (12 persons)........................          9,309,891                 40.0              35.4


- ---------------
  *  Less than 1%.

 (1) The persons named in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table.

     Amounts shown for each stockholder include all shares obtainable upon conversion of Preferred Stock, and all shares subject to stock options exercisable within 60 days of June 30, 1996.



 (2) The number of shares of Common Stock deemed outstanding prior to this offering includes (i) 5,392,019 shares of Common Stock, including 2,889,702 shares of Common Stock issued upon exercise of options between March 31, 1996 and June 30, 1996 and 49,758 shares of Common Stock issuable upon the cashless exercise of the Warrant, and (ii) 17,891,654 shares of Common Stock issuable upon the conversion of all outstanding shares of Preferred Stock.



 (3) Gives effect to the issuance by the Company of 3,000,000 shares of Common Stock in this offering. Assumes no exercise of the Underwriters' over-allotment option. Certain Selling Stockholders have agreed to sell to the several Underwriters an aggregate of 450,000 shares of Common Stock owned by them in the event that the Underwriters exercise their over-allotment option. If the over-allotment option is exercised in full, the number of shares to be sold by such Selling Stockholders and their respective beneficial ownership of Common Stock before and after the offering will be as follows.


                                                            BENEFICIAL                      BENEFICIAL OWNERSHIP
                                                             OWNERSHIP
                                                          BEFORE OFFERING                      AFTER OFFERING
                                                        -------------------     SHARES TO   ---------------------
                      SELLING STOCKHOLDERS               SHARES     PERCENT      BE SOLD     SHARES       PERCENT
          --------------------------------------------  ---------   -------     ---------   ---------     -------
          International Business Machines
            Corporation...............................  3,750,695     16.1%      426,949    3,323,746       12.7%
          Zuken Incorporated..........................    160,457        *        11,383      149,074          *
          Thomas Atwood...............................    510,500      2.2%       11,383      499,117        1.9%
          David Maier.................................     12,500        *           285       12,215          *


 (4) Does not include 500,000 shares held by Cooper, Raburn & Kniffin Limited Partnership, of which Phemus Corporation, an affiliate of Aeneas Venture Corporation, is a limited partner. Aeneas Venture Corporation disclaims beneficial ownership of the shares held by Cooper, Raburn & Kniffin Limited Partnership, except to the extent of its pecuniary interest therein.



 (5) Does not include 500,000 shares held by Cooper, Raburn & Kniffin Limited Partnership, of which Vista III, L.P. is a limited partner. Vista III, L.P. disclaims beneficial ownership of the shares held by Cooper, Raburn & Kniffen Limited Partnership, except to the extent of its pecuniary interest therein.



 (6) Includes 10,500 shares subject to stock options exercisable within 60 days of June 30, 1996. Does not include 24,500 shares subject to stock options not exercisable within 60 days of June 30, 1996.



 (7) Includes 30,000 shares held in trust for members of Mr. Marshall's family.



 (8) Includes 88,500 shares subject to stock options exercisable within 60 days of June 30, 1996. Does not include 206,500 shares subject to stock options not exercisable within 60 days of June 30, 1996.



 (9) Includes 11,500 shares subject to stock options exercisable within 60 days of June 30, 1996. Does not include 118,500 shares subject to stock options not exercisable within 60 days of June 30, 1996.



(10) Includes 10,200 shares subject to stock options exercisable within 60 days of June 30, 1996. Does not include 143,800 shares subject to stock options not exercisable within 60 days of June 30, 1996.



(11) Represents shares held by Orien I, L.P., Philips Venture Fund I, L.P. and Vista III, L.P. Does not include 500,000 shares held by Cooper, Raburn & Kniffin Limited Partnership. Mr. Bay is a limited partner in Orien Partners, L.P., the general partner of Orien I, L.P.; a general partner of Vista Ventures Partners II, the general partner of Philips Venture Fund I, L.P.; and a general partner of Vista III Partners, L.P., the general partner of Vista III, L.P. Vista III, L.P. is a limited partner in Cooper, Raburn & Kniffin Limited Partnership. Mr. Bay disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest therein.



(12) Includes 9,000 shares subject to stock options exercisable within 60 days of June 30, 1996. Does not include 53,000 shares subject to stock options not exercisable within 60 days of June 30, 1996.



(13) Represents shares held by New Enterprise Associates V, Limited Partnership and The Silverado Fund I, Limited Partnership. Mr. Marks is a general partner of NEA Partners V, Limited Partnership, the general partner of New Enterprise Associates V, Limited Partnership and a general partner of NEA Silverado Partners I, Limited Partnership, the general partner of The Silverado Fund I, Limited Partnership. Mr. Marks disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

     Effective upon the closing of this offering and after giving effect to the amendment and restatement of the Certificate of Incorporation of the Company, the authorized capital stock of the Company will consist of 200,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share.

COMMON STOCK


     As of June 30, 1996, there were outstanding 5,342,261 shares of Common Stock held of record by 200 persons. Upon the closing of this offering, there will be outstanding 26,283,673 shares of Common Stock, after giving effect to the conversion into shares of Common Stock of all outstanding shares of Preferred Stock and assuming the issuance of 49,758 shares of Common Stock upon the cashless exercise of the Warrant, but assuming no exercise of outstanding options to purchase an aggregate of 3,542,059 shares of Common Stock outstanding at June 30, 1996.


     Holders of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote by the stockholders of the Company. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of Common Stock are entitled to receive such dividends when and as declared by the Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding up of the affairs of the Company, and subject to the rights of the holders of outstanding shares of preferred stock, if any, the remaining assets of the Company available to stockholders shall be distributed equally per share to the holders of shares of Common Stock. Holders of shares of Common Stock have no cumulative voting rights nor any preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable, and the shares of Common Stock offered hereby will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of preferred stock which the Company may designate and issue in the future.

PREFERRED STOCK


     As of June 30, 1996, there were outstanding 2,750,000 shares of Series A Convertible Preferred Stock held of record by three holders, 4,517,857 shares of Series B Convertible Preferred Stock held of record by eight holders, 2,857,143 shares of Series C Convertible Preferred Stock held of record by seven holders, 1,111,111 shares of Series D Convertible Preferred Stock held of record by eight holders, 2,601,877 shares of Series E Convertible Preferred Stock held of record by one holder, 1,148,818 shares of Series F Convertible Preferred Stock held of record by one holder, 250,000 shares of Series G Convertible Preferred Stock held of record by one holder, no shares of Series H Convertible Preferred Stock, 999,848 shares of Series I Convertible Preferred Stock held of record by eleven holders and 1,655,000 shares of Series J Convertible Preferred Stock held of record by eleven holders.


     The terms of the Preferred Stock provide that, upon the closing of this offering, the outstanding shares of the Series A through Series J Convertible Preferred Stock will automatically convert into 17,891,654 shares of Common Stock. Upon the closing of this offering and the conversion of the Series A through Series J Preferred Stock, the Company intends to amend and restate its Certificate of Incorporation to eliminate all references to the Series A through Series J Preferred Stock.

     On or before the closing of this offering, the Company's Certificate of Incorporation will be amended to create a class of 5,000,000 shares of undesignated preferred stock, par value $0.01 per share. The Board of Directors will be authorized, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to establish or alter the voting powers, designations, preferences and relative, participating, optional or other rights, or the qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series without any further vote or action by the stockholders. The Board of Directors will be authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. Although the Company has no current plans to issue any such shares, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company. See "Risk Factors -- Antitakeover Considerations; Effect of Charter Provisions, By-laws and Delaware Law."

WARRANT

     In connection with a Master Lease and Warrant Agreement dated October 1, 1990 between the Company and PacifiCorp Credit, Inc. ("PacifiCorp"), the Company issued to PacifiCorp a ten-year warrant (the "Warrant") to purchase 57,858 shares of Series B Convertible Preferred Stock at an exercise price of $1.40 per share. Upon the automatic conversion of outstanding Preferred Stock in connection with the closing of this offering, the Warrant will be exercisable for the purchase of 57,858 shares of Common Stock at an exercise price of $1.40 per share. The Warrant will expire upon the closing of this offering if not exercised prior to that date. PacifiCorp has notified the Company that it intends to effect a cashless exercise of the Warrant at the closing of the offering. PacifiCorp also has certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant. See
"-- Registration Rights."

REGISTRATION RIGHTS

     In connection with prior issuances of Preferred Stock, the Company has granted certain rights with respect to the registration under the Securities Act of an aggregate of 18,294,432 shares of Common Stock, consisting of (i) 353,020 shares of Common Stock, (ii) 17,891,654 shares of Common Stock issuable upon conversion of outstanding Preferred Stock and (iii) 57,858 shares of Common Stock issuable upon conversion of 57,858 shares of Series B Convertible Preferred Stock issuable upon exercise of the Warrant (collectively, the "Registrable Securities"). The holders of at least 40% of the Registrable Securities then outstanding are entitled, at any time after the earlier of June 29, 1998 or six months after the closing of an initial public offering, to request that the Company file a registration statement under the Securities Act covering the sale of some or all of the Registrable Securities owned by such holders, subject to certain conditions. The Company is required to effect no more than two such registrations and generally not more than one during any 180-day period. The Company may defer any requests for registration for up to 90 days in any 24-month period, if there exists at the time material non-public information of the Company which, in the reasonable opinion of the Company, should not be disclosed. The Company is not required to effect any such registration unless shares of Common Stock representing at least 20% of the Registrable Securities originally issued are proposed to be offered or unless the anticipated aggregate public offering price of the shares of Common Stock proposed to be registered is more than $2,000,000. In addition, in the event that the Company proposes to register any of its securities under the Securities Act (other than registrations relating solely to employee benefit plans or pursuant to Rule 145 or on a form which does not permit secondary sales), either for its own account or for the account of other security holders, holders of Registrable Securities may require the Company to use its best efforts to include all or a portion of their Registrable Securities in the registration and in any underwriting involved therein, provided, among other conditions, that the managing underwriter (if any) of any such offering has the right, subject to certain conditions, to limit the number of Registrable Securities included in the registration. Further, once the Company is qualified to use Form S-3 to register securities under the Securities Act, the holders of Registrable Securities shall have the right to request up to two registrations on Form S-3 during any twelve-month period to register all or a portion of such shares under the Securities Act, provided that the anticipated aggregate public offering price of such shares is more than $500,000 and subject to certain conditions. In general, all fees, costs and expenses of such registrations (other than underwrit-ing discounts and selling commissions applicable to sales of the Registrable Securities) will be borne by the Company. The holders of Registrable Securities have waived the foregoing registration rights with respect to this offering.

     The Company and the holders of Registrable Securities have agreed to indemnify each other from certain liabilities relating to any registration in which any Registrable Securities are included, including liabilities arising under the Securities Act.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Company is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Board of Directors of the Company adopted in May 1996 and the stockholders of the Company are expected to approve by written consent in June 1996 an Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") and Amended and Restated By-laws ("Restated By-laws"), each of which will become effective immediately following the closing of this offering. The following description assumes the effectiveness of the Restated Certificate of Incorporation and Restated By-laws. The Restated By-laws provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. See "Management." The classification of the Board of Directors could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Company's Restated By-laws provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. The Restated By-laws further provide that a special meeting of the stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer, or if none, the President of the Company or by the Board of Directors. Under the Company's Restated By-laws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's Certificate of Incorporation or By-laws, unless a corporation's Certificate of Incorporation or By-Laws, as the case may be, requires a greater percentage. The Restated By-laws require the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal the provisions described in the prior paragraph.

     The Restated Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the Restated Certificate of Incorporation and the Restated By-laws contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is Boston Equiserve Limited Partnership.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the closing of this offering, there will be 26,283,673 shares of Common Stock outstanding, after giving effect to the conversion of all outstanding shares of Preferred Stock into shares of Common Stock and assuming the exercise of the Warrant, but assuming no exercise of options to purchase 3,542,059 shares of Common Stock outstanding as of June 30, 1996. Of the outstanding shares of Common Stock, the 3,000,000 shares registered in this offering (3,450,000 shares if the over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act, unless they are purchased by "affiliates" of the Company as that term is used under the Securities Act. The remaining 23,283,673 shares will be "restricted securities" as defined in Rule 144 under the Securities Act (the "Restricted Shares").



     The directors, officers and certain stockholders of the Company including the Selling Stockholders, holding an aggregate of 22,939,817 Restricted Shares, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell or grant any option to sell or otherwise dispose of any shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. Immediately following the closing of this offering, 79,550 Restricted Shares will become eligible for sale without restriction under Rule 144(k), and an additional 241,806 Restricted Shares will become eligible for sale subject to the restrictions of Rule 144 or, in some cases, Rule 701 under the Securities Act. Upon the expiration of the foregoing 180-day lock-up period (or earlier with the consent of Hambrecht & Quist LLC), an additional 4,152,781 Restricted Shares will become eligible for sale without restriction under Rule 144(k) and an additional 17,154,536 Restricted Shares will become eligible for sale subject to the restrictions of Rule 144 or in some cases Rule 701.



     In general, under Rule 144, as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned any Restricted Shares for at least two years is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 262,837 shares immediately after this offering) or the average weekly trading volume during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning the availability of public information, manner of sale and notice of sale are satisfied. A person who is not an affiliate, has not been an affiliate within three months prior to the sale and has beneficially owned Restricted Shares for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. In satisfying the two-year and three-year holding periods described above, a holder of Restricted Shares may, in certain circumstances, include the holding period of a prior owner.


     The Securities and Exchange Commission has proposed certain amendments to Rule 144 that would reduce by one year the holding periods required for shares subject to Rule 144 to become eligible for resale in the public market. This proposal, if adopted, would increase the number of shares of Common Stock eligible for immediate resale following expiration of the lock-up agreements described above. No assurance can be given concerning whether or when the proposal will be adopted by the Securities and Exchange Commission.

     Any director, officer or employee of or consultant to the Company who has been granted options to purchase shares or who has purchased shares pursuant to a written compensatory benefit plan or written contract relating to the compensation of such person prior to the effective date of this offering pursuant to Rule 701 will be entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares under Rule 144 without having to comply with the public information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares under Rule 144 without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this Prospectus.


     The Company intends to file, approximately 90 days after the date of this Prospectus, a registration statement on Form S-8 under the Securities Act to register approximately 6,131,059 shares of Common

Stock reserved for issuance upon exercise of options that are now outstanding under the Stock Option Plans or that may be granted hereafter under the 1996 Stock Option Plan and 300,000 shares of Common Stock reserved for issuance under the Stock Purchase Plan (including, in some cases, shares for which an exemption under Rule 144 or Rule 701 would also be available), thus permitting the resale of shares issued under the Stock Option Plans and the Stock Purchase Plan by non-affiliates in the public market without restriction under the Securities Act, subject to vesting and, in certain cases, subject to the lock-up agreements described above. Such registration statement is expected to become effective immediately upon filing. At the date of this Prospectus, options to purchase an aggregate of 3,431,059 shares of Common Stock are outstanding under the Original Stock Option Plans and 111,000 shares are outstanding under the 1996 Stock Option Plan or the Stock Purchase Plan. An additional 2,589,000 shares of Common Stock are available for future grants under the 1996 Stock Option Plan. See "Management -- Stock Option Plans" and "-- Employee Stock Purchase Plan."


     Following this offering, the holders of 18,294,432 Restricted Shares will have the right to cause the Company to register the sale of their shares under the Securities Act. If such holders exercise their registration rights, they will be able to sell their shares in the public market upon the effectiveness of the registration statement covering such shares without any holding period or sales volume limitation. See "Description of Capital Stock -- Registration Rights."

     Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. See "Risk Factors -- Shares Eligible for Future Sale" and "-- No Prior Public Market; Possible Volatility of Stock Price."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Hambrecht & Quist LLC, Alex. Brown & Sons Incorporated and Wessels, Arnold & Henderson, L.L.C., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock:

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Hambrecht & Quist LLC.....................................................
    Alex. Brown & Sons Incorporated...........................................
    Wessels, Arnold & Henderson, L.L.C........................................

                                                                                ---------
              Total...........................................................
                                                                                =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and the Selling Stockholders, their counsel and the Company's independent auditors. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The Underwriters may allow and such dealers may reallow a
concession not in excess of $     per share to certain other dealers. After the
initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Representatives of the Underwriters have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Selling Stockholders will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.


     The directors, officers, and certain stockholders of the Company, including the Selling Stockholders, holding an aggregate of 22,939,817 shares of Common Stock upon the closing of the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell or grant any option to sell or otherwise dispose of any shares of Common Stock, or any securities exchangeable or exercisable for or convertible into shares of Common Stock owned by them during the 180-day period following the date of this Prospectus. Such agreements provide that Hambrecht & Quist LLC may, in its sole discretion and at any time without notice, release all or a portion of the shares subject to lock-up agreements. The Company has agreed that it will not, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell or grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock during the 180-day period following the date of this Prospectus, except that the Company may issue securities under its stock option plans and upon exercise of outstanding options. Sales of such shares in the future could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."


     Prior to this offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to those of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the management and other factors deemed relevant.

                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by Foley, Hoag & Eliot LLP Boston, Massachusetts. John D. Patterson, Jr., Secretary of the Company, is a partner at Foley, Hoag & Eliot LLP. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP.


                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and December 31, 1995 and the consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1995, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. Copies also may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the Common Stock has been approved for listing on the Nasdaq National Market, and the Registration Statement, including exhibits thereto, and reports and other information concerning the Company may be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. As a result of this offering, the Company will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file periodic reports, proxy statements and other information with the Commission.

                            ------------------------

     The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports containing unaudited consolidated financial information for the first three quarters of each fiscal year.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Object Design, Inc.:

     We have audited the accompanying consolidated balance sheets of Object Design, Inc. as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Object Design, Inc. as of December 31, 1994 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
May 23, 1996

                              OBJECT DESIGN, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                         DECEMBER 31,                         MARCH 31, 1996
                                                  --------------------------    MARCH 31,        PRO FORMA
                                                     1994           1995           1996        STOCKHOLDERS'
                                                  -----------   ------------   ------------   EQUITY (NOTE B)
                                                                               (UNAUDITED)    ---------------
                                                                                                (UNAUDITED)
                                                   ASSETS
Current assets:
  Cash and cash equivalents.....................  $ 3,224,507   $  2,465,432   $  3,381,956
  Marketable securities.........................    1,923,823      1,488,299      4,949,199
  Accounts receivable, less allowances of
    $399,842, $591,812 and $636,580 at December
    31, 1994 and 1995 and March 31, 1996,
    respectively................................    7,329,442      7,631,045      8,401,041
  Accounts receivable -- related parties........      852,000        432,590        174,466
  Prepaid expenses and other current assets.....      362,882        444,387        430,208
                                                  -----------   ------------   ------------
         Total current assets...................   13,692,654     12,461,753     17,336,870
Marketable securities...........................    7,091,112        748,350        737,325
Property and equipment, net.....................    4,221,446      3,569,335      3,317,018
Other assets....................................      423,728        375,048        413,415
                                                  -----------   ------------   ------------
             Total assets.......................  $25,428,940   $ 17,154,486   $ 21,804,628
                                                  ===========   ============   ============
                                    LIABILITIES AND STOCKHOLDERS' DEFICIT
Current portion of long-term obligations........  $   878,722   $    733,241   $    645,076
Accounts payable................................    1,731,515      1,622,490      1,354,137
Accrued expenses................................    3,014,098      2,251,142      2,604,373
Accrued compensation............................    1,903,601      1,805,693      1,610,531
Deferred revenue................................    4,957,254      5,639,844      5,945,580
Deferred revenue -- related parties.............      417,012      1,400,000        903,520
                                                  -----------   ------------   ------------
         Total current liabilities..............   12,902,202     13,452,410     13,063,217
Long-term obligations...........................      858,252        476,447        344,008
Redeemable convertible preferred stock, $0.01
  par value; 16,837,521 shares authorized at
  December 31, 1994 and 1995 and 19,004,188
  shares authorized at March 31, 1996;
  16,236,654 shares issued and outstanding at
  December 31, 1994 and 1995, and 17,891,654
  shares issued and outstanding at March 31,
  1996 and no shares on a pro forma basis
  (liquidation preference $36,400,430,
  $36,400,430 and $51,295,430 at December 31,
  1994 and 1995 and March 31, 1996,
  respectively).................................   35,982,012     35,982,012     41,232,010    $          --
Commitments and contingencies
Stockholders' deficit:
  Common stock, $0.001 par value; 22,500,000
    shares authorized at December 31, 1994 and
    1995 and 30,166,667 shares authorized at
    March 31, 1996; 2,097,724 and 2,373,786
    shares issued at December 31, 1994 and 1995,
    respectively and 2,461,459 shares issued at
    March 31, 1996 (historical) and 20,353,113
    at March 31, 1996 (pro forma)...............        2,098          2,374          2,461           20,353
  Additional paid-in capital....................       55,615      1,672,647      1,378,550       42,592,668
  Accumulated deficit...........................  (23,770,943)   (34,053,312)   (33,908,456)     (33,908,456)
  Net unrealized holding loss on marketable
    securities..................................     (403,951)       (12,882)       (29,160)         (29,160)
  Cumulative translation adjustment.............        3,674        (43,325)        36,266           36,266
  Treasury stock of 18,900 shares, at cost......          (19)           (19)           (19)             (19)
  Advances to stockholders......................     (200,000)      (200,000)      (200,000)        (200,000)
  Unearned compensation.........................           --       (121,866)      (114,249)        (114,249)
                                                  -----------   ------------   ------------     ------------
         Total stockholders' equity (deficit)...  (24,313,526)   (32,756,383)   (32,834,607)   $   8,397,403
                                                                                                ============
                                                  -----------   ------------   ------------
             Total liabilities and stockholders'
               deficit..........................  $25,428,940   $ 17,154,486   $ 21,804,628
                                                  ===========   ============   ============

   The accompanying notes are an integral part of the consolidated financial statements.

                              OBJECT DESIGN, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                    MARCH 31,
                                -----------------------------------------   -------------------------
                                   1993           1994           1995          1995          1996
                                -----------   ------------   ------------   -----------   -----------
                                                                                   (UNAUDITED)
Revenues:
  Software....................  $8,687,889..  $ 15,705,980   $ 18,699,616   $ 4,971,899   $ 5,612,199
  Services....................  4,155,167..      6,730,743     10,928,027     2,647,603     2,369,083
  Related party software and
     services.................  11,807,000..     3,052,000      3,078,000       401,846     1,014,892
                                -----------   ------------   ------------   -----------   -----------
          Total revenues......   24,650,056     25,488,723     32,705,643     8,021,348     8,996,174
Cost of revenues:
  Cost of software............      430,000      1,532,392      1,087,631       343,099       498,580
  Cost of services............    4,297,034      4,267,253      6,928,172     1,656,889     1,697,982
  Cost of related party
     software and services....      590,000      1,175,934        903,793       164,370       210,000
                                -----------   ------------   ------------   -----------   -----------
          Total cost of
            revenues..........    5,317,034      6,975,579      8,919,596     2,164,358     2,406,562
Gross profit..................   19,333,022     18,513,144     23,786,047     5,856,990     6,589,612
Operating expenses:
  Selling and marketing.......   11,632,069     18,245,484     19,596,551     4,830,920     3,683,406
  Research and development....    4,727,080      9,513,518      8,298,146     2,222,895     1,804,361
  General and
     administrative...........    2,408,667      3,141,452      3,589,076       919,283       911,178
  Restructuring charges.......           --             --      2,708,893            --            --
                                -----------   ------------   ------------   -----------   -----------
          Total operating
            expenses..........   18,767,816     30,900,454     34,192,666     7,973,098     6,398,945
Operating income (loss).......      565,206    (12,387,310)   (10,406,619)   (2,116,108)      190,667
Other income (expense):
  Interest income.............      262,579        516,434        278,382       126,618        57,469
  Interest expense............      (98,711)      (121,070)      (136,174)      (39,245)      (36,128)
  Other expense, net..........      (72,102)       (11,180)       (19,940)       33,035       (43,194)
                                -----------   ------------   ------------   -----------   -----------
          Total other income
            (expense).........       91,766        384,184        122,268       120,408       (21,853)
                                -----------   ------------   ------------   -----------   -----------
Income (loss) before provision
  for income taxes............      656,972    (12,003,126)   (10,284,351)   (1,995,700)      168,814
Provision (benefit) for income
  taxes.......................       30,000         18,000         (1,982)      --             23,958
                                -----------   ------------   ------------   -----------   -----------
Net income (loss).............  $   626,972   $(12,021,126)  $(10,282,369)  $(1,995,700)  $   144,856
                                 ==========    ===========    ===========    ==========    ==========
Net income (loss) available to
  common shareholders --
  historical basis (Note B)...
Pro forma net income (loss)
  per common and common
  equivalent share............                               $      (0.40)                $      0.01
                                                              ===========                  ==========
Pro forma weighted average
  number of common and common
  equivalent shares
  outstanding.................                                 25,837,307                  26,427,258
                                                              ===========                  ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                              OBJECT DESIGN, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT for the years ended December 31, 1993, 1994, and 1995 and the three months ended
                                 March 31, 1996

                                                                                                      NET
                                                                                                   UNREALIZED
                                                                                                    HOLDING
                                                                       ADDITIONAL                   LOSS ON     CUMULATIVE
                                                              COMMON    PAID-IN     ACCUMULATED    MARKETABLE   TRANSLATION
                                                              STOCK     CAPITAL       DEFICIT      SECURITIES   ADJUSTMENT
                                                              ------   ----------   ------------   ----------   ----------
Balance at December 31, 1992................................  $1,803  $     2,856  $(12,376,789)                $   1,235
                                                              ------  -----------  ------------                 ---------
  Exercise of stock options.................................     227       30,738
  Foreign currency translation adjustment...................                                                       15,296
  Net income................................................                            626,972
                                                              ------  ----------   ------------                 ---------
Balance at December 31, 1993................................   2,030      33,594    (11,749,817)                   16,531
                                                              ------  ----------   ------------                 ---------
  Exercise of stock options.................................      68      22,021
  Issuance of note to officer...............................
  Net unrealized holding loss on securities available for
    sale....................................................                                       $(403,951)
  Foreign currency translation adjustment...................                                                      (12,857)
  Net loss..................................................                        (12,021,126)
                                                               -----  ----------   ------------    ---------    ---------
Balance at December 31, 1994................................   2,098      55,615    (23,770,943)    (403,951)       3,674
                                                               -----  ----------   ------------    ---------    ---------
  Exercise of stock options.................................     276     141,397
  Compensation on stock options for employees...............           1,353,769
  Stock options granted to employees below fair value.......             121,866
  Net unrealized holding gain on securities available for
    sale....................................................                                         391,069
  Foreign currency translation adjustment...................                                                      (46,999)
  Net loss..................................................                        (10,282,369)
                                                              ------  ----------   ------------    ---------    ---------
Balance at December 31, 1995................................   2,374   1,672,647    (34,053,312)     (12,882)     (43,325)
                                                              ------  ----------   ------------    ---------    ---------
  Exercise of stock options.................................      87      38,903
  Amortization of unearned compensation.....................
  Net unrealized holding loss on securities available for
    sale....................................................                                         (16,278)
  Foreign currency translation adjustment...................                                                       79,591
  Accretion of preferred stock to redemption value..........            (333,000)
  Net income................................................                            144,856
                                                              ------- ----------   ------------    ---------    ---------
Balance at March 31, 1996 (unaudited).......................  $ 2,461 $1,378,550   $(33,908,456)   $(29,160)    $   6,266
                                                              ======= ==========   ============    =========    =========


                                                              TREASURY   ADVANCES TO      UNEARNED     STOCKHOLDERS'
                                                               STOCK     STOCKHOLDERS   COMPENSATION     DEFICIT
                                                              --------   ------------   ------------   ------------
Balance at December 31, 1992................................    $(19)                                  $(12,370,914)
                                                              ------                                   ------------
  Exercise of stock options.................................                                                30,965
  Foreign currency translation adjustment...................                                                15,296
  Net income................................................                                               626,972
                                                              ------                                   -----------
Balance at December 31, 1993................................     (19)                                  (11,697,681)
                                                              ------                                   -----------
  Exercise of stock options.................................                                                22,089
  Issuance of note to officer...............................               $(200,000)                     (200,000)
  Net unrealized holding loss on securities available for
    sale....................................................                                              (403,951)
  Foreign currency translation adjustment...................                                               (12,857)
  Net loss..................................................                                           (12,021,126)
                                                              ------                                   -----------
Balance at December 31, 1994................................     (19)       (200,000)                  (24,313,526)
                                                              ------       ---------                   -----------
  Exercise of stock options.................................                                               141,673
  Compensation on stock options for employees...............                                             1,353,769
  Stock options granted to employees below fair value.......                             $ (121,866)
  Net unrealized holding gain on securities available for
    sale....................................................                                               391,069
  Foreign currency translation adjustment...................                                               (46,999)
  Net loss..................................................                                           (10,282,369)
                                                              ------       ---------     ----------    -----------
Balance at December 31, 1995................................     (19)       (200,000)      (121,866)   (32,756,383)
                                                              ------       ---------     ----------    -----------
  Exercise of stock options.................................                                                38,990
  Amortization of unearned compensation.....................                                  7,617          7,617
  Net unrealized holding loss on securities available for
    sale....................................................                                               (16,278)
  Foreign currency translation adjustment...................                                                79,591
  Accretion of preferred stock to redemption value..........                                              (333,000)
  Net income................................................                                               144,856
                                                              --------     ----------    ----------    ------------
Balance at March 31, 1996 (unaudited).......................    $(19)      $(200,000)    $ (114,249)   $(32,834,607)
                                                              ========     ==========    ==========    ============

   The accompanying notes are an integral part of the consolidated financial statements.

                              OBJECT DESIGN, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                           THREE MONTHS ENDED MARCH
                                                       YEAR ENDED DECEMBER 31,                        31,
                                              ------------------------------------------   -------------------------
                                                  1993           1994           1995          1995          1996
                                              ------------   ------------   ------------   -----------   -----------
                                                                                                  (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).........................  $    626,972   $(12,021,126)  $(10,282,369)  $(1,995,700)  $   144,856
  Adjustments to reconcile net income (loss)
    to net cash used for operating
    activities:
    Depreciation and amortization...........       861,683      1,493,102      1,818,045       433,094       426,863
    Bad debt expense........................       449,256        433,957        571,644       117,339        95,678
    Restructuring charges...................            --             --      2,708,893       --            --
    Non-cash compensation for stock options
      to employee...........................       --             --              36,750       --            --
    Other...................................       (14,903)       (19,725)          (938)      --              7,617
    Gross realized gain on sale of available
      for sale marketable securities........            --         (2,637)          (840)
    Gross realized loss on sale of available
      for sale marketable securities........       --               3,362         31,339       --            --
    Net changes in operating assets and
      liabilities:
      Accounts receivable...................    (6,817,465)       785,488       (453,837)     (259,331)     (607,550)
      Prepaids and other current assets.....      (169,475)       (87,984)       (81,505)     (150,388)       14,179
      Other assets..........................      (203,688)      (241,645)        (6,244)      (51,021)       14,633
      Accounts payable......................       183,937        586,064       (109,025)      785,660      (268,353)
      Accrued expenses......................       945,074      2,515,063     (2,068,467)   (1,532,211)      158,069
      Deferred revenue......................     2,136,799      2,289,842      1,665,578     1,304,361      (190,744)
                                              ------------   ------------   ------------   -----------   -----------
         Net cash used for operating
           activities.......................    (2,001,810)    (4,266,239)    (6,170,976)   (1,348,197)     (204,752)
                                              ------------   ------------   ------------   -----------   -----------
Investing activities:
  Capital expenditures......................    (1,996,687)    (2,712,389)    (1,194,962)     (471,174)     (174,546)
  Purchases of marketable securities........    (9,837,803)   (11,412,750)      (509,269)     (509,269)   (3,466,153)
  Proceeds from maturity of available for
    sale marketable securities..............       --           5,877,610        150,000       902,510            --
  Proceeds from sale of available for sale
    marketable securities...................            --      7,958,152      7,499,063            --            --
  Purchase of minority interest.............       --            (112,526)            --       --            (53,000)
                                              ------------   ------------   ------------   -----------   -----------
         Net cash provided (used) for
           investing activities.............   (11,834,490)    (2,401,903)     5,944,832       (77,933)   (3,693,699)
                                              ------------   ------------   ------------   -----------   -----------
Financing activities:
  Proceeds from issuance of redeemable
    convertible preferred stock.............    12,663,871      6,941,207             --       --          4,916,998
  Proceeds from exercise of stock options..   30,965......         22,089        141,673        48,351        38,990
  Proceeds from long-term borrowings........       800,000      1,143,000        321,687       --                 --
  Principal payments on long-term
    borrowings..............................      (211,947)      (633,621)      (863,476)     (195,819)     (207,762)
  Principal payments on capital lease
    obligations.............................      (241,622)      (209,679)       (85,816)      (12,245)      (12,842)
                                              ------------   ------------   ------------   -----------   -----------
         Net cash provided (used) for
           financing activities.............    13,041,267      7,262,996       (485,932)     (159,713)    4,735,384
Effect of exchange rate changes on cash.....        15,296        (12,857)       (46,999)      189,869        79,591
                                              ------------   ------------   ------------   -----------   -----------
Net change in cash and cash equivalents.....      (779,737)       581,997       (759,075)   (1,395,974)      916,524
Cash and cash equivalents, beginning of
  year......................................     3,422,247      2,642,510      3,224,507     3,224,507     2,465,432
                                              ------------   ------------   ------------   -----------   -----------
Cash and cash equivalents, end of year......  $  2,642,510   $  3,224,507   $  2,465,432   $ 1,828,533   $ 3,381,956
                                              ============   ============   ============   ===========   ===========
Supplemental disclosure of cash flow
  information:
  Interest paid.............................  $     98,711   $    121,070   $    136,164   $    39,245   $    36,128
Supplemental disclosure of noncash
  transactions:
  Equipment purchased under capital
    leases..................................  $    101,582   $         --   $    100,319       --            --
  Equipment purchases accrued...............  $    199,960   $    143,952        --            --            --


   The accompanying notes are an integral part of the consolidated financial statements.

                              OBJECT DESIGN, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

A. NATURE OF BUSINESS:

     Object Design, Inc. (the "Company") develops, produces, markets and provides customer support services for an object-oriented database management system and related development tools.

     Historically, the Company had marketed its ObjectStore database management system primarily to customers in certain industries, such as telecommunications, finance and engineering design and analysis, that required specialized database management capabilities unavailable from conventional relational database management systems. In early 1996, the Company shifted its strategy to focus on providing database management solutions for the emerging Internet and Intranet computing market.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The consolidated financial statements of the Company as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 and related footnote information are unaudited. All adjustments, consisting only of normal recurring adjustments, have been made which, in the opinion of management, are necessary for a fair presentation of the interim financial information. Results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for any future period.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Object Design Japan Co. Ltd., Object Design Software GmbH, Object Design (UK) Ltd., Object Design Pty. Ltd., Object Design S.A.R.L., and Object Design Securities Corp. In September 1995, the shares of Object Design Pty. Ltd. were sold as part of the Company's restructuring (See Note M). All intercompany accounts and transactions are eliminated in consolidation.

CASH EQUIVALENTS AND MARKETABLE SECURITIES

     The marketable securities of the Company have been classified as available for sale. They are carried at their fair value, based on quoted market prices with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' deficit. Realized gains and losses on disposition of securities are determined on the specific identification method and are reflected in the consolidated statements of operations. The Company considers all highly liquid investments having a maturity, at date of acquisition, of three months or less to be cash equivalents. Those instruments with original maturities greater than three months and less than twelve months from the balance sheet date are considered to be short-term marketable securities. Instruments with scheduled maturities greater than one year from the balance sheet date are considered to be long-term marketable securities.

     The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in interest income.

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. The Company provides for depreciation and amortization using the straight-line method over the shorter of the estimated useful lives of the assets, or remaining terms of leases, which range from three to five years.

     Repairs and maintenance are charged to expense as incurred. Significant improvements are capitalized and depreciated. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

REVENUE RECOGNITION

     Revenue from software license agreements is recognized upon execution of a contract and shipment of the software, provided that no significant obligations remain outstanding and collection of the related receivable is deemed probable by management. Revenue from maintenance contracts is recognized ratably over the life of the contract, generally one year. Revenue from training and consulting is recognized as the services are provided. Revenues from contracts involving nonrecurring engineering services are recorded using the percentage-of-completion method of accounting based on contract milestones. Estimates of costs to complete are reviewed periodically, and provisions for anticipated losses are made in the period in which they first become determinable. Amounts that have been billed before these criteria are met are reflected as deferred revenues until such criteria are met.


     The Company's software license agreements include a warranty period, generally one year, that the Company does not consider to represent a cancellation privilege. Anticipated costs associated with the warranty program are accrued when revenue is recognized and are determined on the basis of estimated future costs to fulfill the warranty commitment. Such costs in each year during the three-year period ended December 31, 1995 and the three month periods ended March 31, 1995 and 1996, respectively, have been immaterial.



     The Company records an allowance for doubtful accounts based on individual customer analyses. Write-offs of accounts receivable were $217,255, $428,475 and $379,674 for the years ended December 31, 1993, 1994 and 1995, respectively.


FOREIGN CURRENCY

     The financial statements of the Company's foreign subsidiaries, all of whose functional currency is the local currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. Foreign currency translation adjustments are recorded as a separate component of stockholders' deficit. The Company also engages in transactions denominated in a foreign currency, and gains and losses from these transactions, which have been immaterial, are included in results of operations.

CONCENTRATIONS OF CREDIT RISK

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents, marketable securities and trade receivables.

     The Company invests its excess cash primarily in deposits with commercial banks, U.S. Government or agency issues and municipal obligations and any losses recognized to date have been insignificant.

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

     The Company has no significant concentrations of credit risk with respect to trade receivables due to the broad base of customers representing various geographic locations and industries. The Company performs ongoing credit evaluations of its customers but does not require collateral or other security to support customer receivables and maintains reserves for potential credit losses. Such losses have been within management's expectations.

RESEARCH AND DEVELOPMENT AND SOFTWARE DEVELOPMENT COSTS

     Research and development expenditures are charged to operations as incurred. The Company considers that technological feasibility has been established once a working model of a product has been produced and tested. To date, the Company has not capitalized software development costs after technological feasibility has been established since costs incurred subsequent to the establishment of technological feasibility have not been material.

INCOME TAXES

     The Company provides for income taxes under the liability method, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under this method a valuation allowance is required against net deferred tax assets, if based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

     Management evaluates on a quarterly basis the recoverability of the deferred tax assets and the level of the valuation allowance. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be appropriately reduced.

INTANGIBLES

     The Company has classified as goodwill, and included in other assets, the cost in excess of fair value of the net assets related to the 1994 purchase of the remaining minority interest in Object Design Software GmbH as well as the contingent payments made as defined in the purchase agreement (see Note F). The Company provides for amortization of goodwill using the straight-line method over a period of five years.

     The Company has included in other assets the cost of licensing third party software and is amortizing the cost over the terms of the agreements, generally four years.

NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

     The unaudited pro forma net income (loss) per common share is computed based upon the weighted average number of common shares and common equivalent shares outstanding after certain adjustments described below. Common equivalent shares comprise stock options and warrants using the treasury stock method. Common equivalent shares from stock options and warrants are excluded from the computation if their effect is antidilutive. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83, common, common equivalent shares, and other potentially dilutive securities issued at prices below the estimated initial public offering price of $10.00 per share during the 12 months immediately preceding the initial filing date of the registration statement have been included in the calculation as if they were outstanding for all periods presented (using the treasury stock method and the anticipated initial public offering price for stock options). In addition,

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

all outstanding shares of preferred stock to be converted into common stock upon the closing of the initial public offering are treated as having been converted into common stock at the date of original issuance.

     Net income (loss) per common share on a historical basis is computed in the same manner as pro forma net income (loss) per common share except that all preferred stock is not considered to be a common stock equivalent based on its terms and conditions.

     Net income (loss) per common share on a historical basis is as follows:

                                                                              THREE MONTHS
                                      YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                             -----------------------------------------   -----------------------
                                1993           1994           1995          1995         1996
                             -----------   ------------   ------------   -----------   ---------
                                                                               (UNAUDITED)
    Net income (loss)......  $   626,972   $(12,021,126)  $(10,282,369)  $(1,995,700)  $ 144,856
                             ============  ============    ===========      ========
    Accretion of preferred
      stock to redemption
      value................           --             --             --            --    (333,000)
                             ------------  ------------    -----------      --------
    Net income (loss)
      available to common
      shareholders.........  $   626,972   $(12,021,126)  $(10,282,369)  $(1,995,700)  $(188,144)
                             ============  ============    ===========      ========
    Net income (loss) per
      common share.........  $      0.06   $      (1.28)  $      (1.07)  $     (0.21)  $   (0.02)
                             ============  ============    ===========      ========
    Weighted average number
      of common and common
      equivalent shares
      outstanding..........   10,689,064      9,417,873      9,600,653     9,531,638   9,751,447
                             ============  ============    ===========      ========

     Fully diluted net income (loss) per share is not presented as it is the same as the amounts disclosed in historical net income (loss) per share for the years ended December 31, 1993, 1994 and 1995, and for the three-month periods ended March 31, 1995 and 1996.

PRO FORMA PRESENTATION (UNAUDITED)

     Upon the closing of a public offering, such as the one contemplated in the registration statement in which the accompanying financial statements have been included, all of the outstanding series of redeemable convertible preferred stock will automatically convert into an aggregate of 17,891,654 shares of common stock, and the Company's existing series of redeemable convertible preferred stock will be removed and a class of authorized but undesignated preferred stock will be created. The unaudited pro forma presentation of the March 31, 1996 stockholders' equity has been prepared assuming such conversion.

ACCOUNTING STANDARDS

     SFAS No. 123, "Accounting for Stock-Based Compensation," must be adopted in 1996. This standard encourages, but does not require, recognition of compensation expense based on the fair value of equity instruments granted to employees. The Company does not plan to record compensation for equity instruments granted to employees and, therefore, the adoption of this standard will have no impact on its financial position or results of operations. The Company will adopt the disclosure provision of SFAS No. 123 in 1996.

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

     SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," must be adopted in 1996. The standard requires that impairment losses be recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment and, therefore, does not believe the adoption of the standard will have a material effect on its financial position or results of operations.

C. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following:

                                                          DECEMBER 31,
                                                  ----------------------------      MARCH 31,
                                                      1994            1995            1996
                                                  ------------     -----------     -----------
                                                                                   (UNAUDITED)
    Computer and computer-related equipment.....  $ 4,774,408      $ 5,502,002     $ 5,648,200
    Office equipment, furniture and purchased
      computer software.........................    1,814,656        2,095,932       2,086,261
    Leasehold improvements......................      218,018          120,348         142,637
    Automobiles.................................      107,454          226,012         220,220
                                                  ------------     -----------     -----------
                                                    6,914,536        7,944,294       8,097,318
    Less accumulated depreciation and
      amortization..............................   (2,693,090 )     (4,374,959)     (4,780,300)
                                                  ------------     -----------     -----------
                                                  $ 4,221,446      $ 3,569,335     $ 3,317,018
                                                   ==========       ==========      ==========

     The equipment under capital leases consisted of the following:

                                                            DECEMBER 31,           MARCH 31,
                                                        ---------------------        1996
                                                          1994         1995       (UNAUDITED)
                                                        ---------    --------     -----------
    Computer and computer-related equipment.........     $368,919
    Automobiles.....................................      107,454    $226,012      $ 220,220
                                                        ---------    --------     -----------
                                                          476,373     226,012        220,220
    Less accumulated depreciation...................    (359,088)     (95,580)      (110,891)
                                                        ---------    --------     -----------
                                                         $117,285    $130,432      $ 109,329
                                                         ========    ========      =========

     Depreciation expense was $808,650, $1,444,711 and $1,763,121 for the years ended December 31, 1993, 1994 and 1995, respectively and $419,363 and $426,863 for the three months ended March 31, 1995 and 1996, respectively.

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

D. MARKETABLE SECURITIES:

     At December 31, 1994, marketable securities can be summarized as follows:

                                                                       UNREALIZED     UNREALIZED
                                         AMORTIZED                      HOLDING        HOLDING
                                            COST        FAIR VALUE       GAINS          LOSSES
                                         ----------     ----------     ----------     ----------
      Marketable securities, current:
        U.S. Government and its
           agencies....................  $1,472,740     $1,440,698       $1,250       $  (33,292)
      Municipal issues.................     499,752        483,125        --             (16,627)
                                         ----------     ----------     ----------     ----------
                                          1,972,492      1,923,823        1,250          (49,919)
                                         ----------     ----------     ----------     ----------
      Marketable securities,
        noncurrent:
        U.S. Government and its
           agencies....................   6,447,292      6,139,462        --            (307,830)
      Municipal issues.................     999,102        951,650        --             (47,452)
                                         ----------     ----------     ----------     ----------
                                          7,446,394      7,091,112        --            (355,282)
                                         ----------     ----------     ----------     ----------
                                         $9,418,886     $9,014,935       $1,250       $ (405,201)
                                          =========      =========     ========        =========

     At December 31, 1995, marketable securities can be summarized as follows:

                                                                          UNREALIZED   UNREALIZED
                                                AMORTIZED                  HOLDING      HOLDING
                                                   COST      FAIR VALUE     GAINS        LOSSES
                                                ----------   ----------   ----------   ----------
    Marketable securities, current:
      U.S. Government and its agencies........  $1,499,531   $1,488,299                 $(11,232)
    Marketable securities, noncurrent:
      U.S. Government and its agencies........     750,000      748,350         --        (1,650)
                                                ----------   ----------   ----------   ----------
                                                $2,249,531   $2,236,649         --      $(12,882)
                                                 =========    =========   ========      ========

     At March 31, 1996, marketable securities can be summarized as follows:

                                                                          UNREALIZED   UNREALIZED
                                                AMORTIZED                  HOLDING      HOLDING
                                                   COST      FAIR VALUE     GAINS        LOSSES
                                                ----------   ----------   ----------   ----------
    Marketable securities, current:
      U.S. Government and its agencies........  $4,965,684   $4,949,199                 $(16,485)
    Marketable securities, noncurrent:
      U.S. Government and its agencies........     750,000      737,325         --       (12,675)
                                                ----------   ----------   ----------   ----------
                                                $5,715,684   $5,686,524         --      $(29,160)
                                                 =========    =========   ========      ========

     At December 31, 1995, the contractual maturities of the current marketable securities available for sale range from 9 to 12 months and up to 24 months for the noncurrent portfolios, respectively.

E. REVOLVING CREDIT AGREEMENT AND LONG-TERM OBLIGATIONS:

REVOLVING CREDIT AGREEMENT

     The Company's previous revolving credit agreement with a bank expired in 1995. At December 31, 1994, 1995 and March 31, 1996, the Company had no outstanding borrowings under the revolving credit line. At December 31, 1995 and March 31, 1996, letters of credit in the aggregate amount of $812,948 issued for the account of the Company under the revolving credit agreement in connection with certain lease transactions were outstanding.

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

LONG-TERM OBLIGATIONS

     The Company's long-term obligations consist of the following:

                                                               DECEMBER 31,
                                                         -------------------------      MARCH 31,
                                                            1994           1995           1996
                                                         ----------     ----------     -----------
                                                                                       (UNAUDITED)
Installment notes payable, due in monthly principal
  payments plus interest with the unpaid principal
  balance payable on various dates through May 1, 1998,
  bearing interest at prime plus 0.75% to 1.0% (9.25%
  to 9.5% and 9.0% to 9.25% at December 31, 1995 and
  March 31, 1996, respectively) per annum..............  $1,617,676     $1,075,887      $ 867,867
Capital lease obligations (Note F).....................     119,298        133,801        121,217
                                                         ----------     ----------     -----------
                                                          1,736,974      1,209,688        989,084
Amounts due within one year............................     878,722        733,241        645,076
                                                         ----------     ----------     -----------
Long-term portion......................................  $  858,252     $  476,447      $ 344,008
                                                          =========      =========      =========

     Each installment note is collateralized by all assets of the Company and contains certain covenants, including but not limited to the maintenance of a quick ratio, leverage ratio, minimal capital base and minimal quarterly loss. The Company did not meet the requirements of the quick ratio, leverage ratio, minimal capital base and certain other covenants during the year ended December 31, 1995, for which the bank has waived noncompliance. The Company was in compliance with these covenants as of March 31, 1996. Upon the occurrence of any event of default as defined in the agreement with the bank, unless waived or cured, the bank has the right to demand payment on all unpaid amounts, terminate the financing arrangement, liquidate the collateral or use any deposit amounts to offset the debt.

     Based on borrowing rates currently available to the Company for installment notes with similar terms and maturities, the fair value of long-term obligations approximates their carrying values.

F. COMMITMENTS:

CAPITAL AND OPERATING LEASES

     The Company leases certain equipment and automobiles under noncancelable capital leases that mature at various dates through 1998.

     In addition, the Company leases its primary office facility and several sales offices under various noncancelable leases with terms that expire through 2004, with certain renewal terms. Total rent expense under operating leases was approximately $960,000, $1,797,000 and $2,063,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $442,000 and $331,000 for the three months ended March 31, 1995 and 1996, respectively.

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

     Future minimum lease payments under capital and operating leases are as follows:

                                                                     CAPITAL    OPERATING
                                                                      LEASES      LEASES
                                                                     --------   ----------
    1996...........................................................  $ 86,653   $1,366,000
    1997...........................................................    31,604    1,157,000
    1998...........................................................    33,164    1,214,000
    1999...........................................................              1,010,000
    2000...........................................................                674,000
    2001 to 2004...................................................        --    1,760,000
                                                                     --------   ----------
    Total future minimum lease payments............................   151,421   $7,181,000
                                                                                 =========
    Less amount representing interest..............................    17,620
                                                                     --------
    Present value of net future minimum lease payments.............   133,801
    Less current portion of capital lease obligations..............    73,585
                                                                     --------
    Long-term portion of capital lease obligation..................  $ 60,216
                                                                     ========

PURCHASE OF MINORITY INTEREST

     In 1994, the Company purchased the remaining 24,000 shares in Object Design Software GmbH from the minority shareholder. The purchase price, as defined by the purchase agreement, is subject to adjustment based upon the financial results of the subsidiary through December 31, 1997. The excess of the adjusted purchase price over the fair value of the shares through December 31, 1994, 1995 and March 31, 1996 totaling $112,526, $112,526 and $165,526, respectively, has been recorded as goodwill. Accumulated amortization totaled $9,376, $31,876 and $37,501 at December 31, 1994 and 1995 and March 31, 1996, respectively. All future contingent payments, to a maximum additional purchase price of DM 139,058 (approximately $97,000), will be recorded as an increase to goodwill.

G. REDEEMABLE CONVERTIBLE PREFERRED STOCK:

     The authorized preferred stock of the Company at December 31, 1995 and March 31, 1996 consists of Redeemable Convertible Preferred Stock (Series A through J) (collectively the "Preferred Stock"). The following table presents Preferred Stock activity for the three years ended December 31, 1995 and the three months ended March 31, 1996:

                                                                       SHARES         AMOUNT
                                                                       ------         ------
  Balance at December 31, 1992 (Series A through D)................  11,236,111     $16,376,934
    Issuance of 2,601,877 and 1,148,818 shares of Series E and F, respectively, on April 12, 1993 and 250,000 shares of Series
       G Preferred Stock on May 14, 1993, net of issuance costs of
       $162,623....................................................   4,000,695      12,663,871
                                                                     ----------     -----------
  Balance at December 31, 1993.....................................  15,236,806      29,040,805
    Issuance of Series I Preferred Stock on March 31, 1994 net of
       issuance costs of $57,729...................................     999,848       6,941,207
                                                                     ----------     -----------
  Balance at December 31, 1994.....................................  16,236,654      35,982,012
                                                                     ----------     -----------
  Balance at December 31, 1995.....................................  16,236,654      35,982,012
    Issuance of Series J Preferred Stock on February 15, 1996 net
       of issuance of costs of $48,002.............................   1,655,000       4,916,998
    Accretion of Series J Preferred Stock to redemption value......                     333,000
                                                                     ----------     -----------
  Balance at March 31, 1996........................................  17,891,654     $41,232,010
                                                                      =========      ==========

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

     No shares of Series H Preferred Stock have been issued.

     The Preferred Stock is convertible, at the holder's option, into common stock on a one-for-one basis subject to adjustment upon the occurrence of certain events. The Preferred Stock is subject to mandatory conversion upon the earlier to occur of: the issuance of two-thirds of the common stock issuable upon conversion of the Preferred Stock or the closing of an underwritten public offering in which the gross proceeds to the Company are at least $10,000,000 and the net price per share is at least $3.50.

     Each share of Preferred Stock has the same voting rights as a share of common stock; however, certain corporate actions require the consent of the holders of two-thirds of the outstanding Preferred Stock.

     Shares of Series A, B, C, D, G, I and J Preferred Stock are redeemable at the option of the holder if notification is made at least 180 days prior to January 1, 2000. Shares of Series E and F Preferred Stock are redeemable at the option of the holder if notification is made at least 90 days prior to January 1, 2003. Redemptions for each Series are made over three-year periods, and range from January 1, 2000 through January 7, 2007.

     The price per share to be paid by the Company will be the greater of the respective redemption prices (as shown below) plus, if the Company has had any year at the end of which it has had positive retained earnings, all accrued and unpaid dividends (see schedule below of mandatory redemption) or the fair value, as determined in accordance with the redemption agreement.

                               REDEMPTION PRICES

                          Series A: $1.00           Series F: $3.50
                          Series B: $1.40           Series G: $4.00
                          Series C: $1.75           Series I: $7.00
                          Series D: $2.25           Series J: $9.00
                          Series E: $3.00

     If the funds of the Company legally available for redemption are insufficient to redeem all the Preferred Stock on any date for which payment should be made: (a) the unpaid balance will bear interest at 12.0% per annum compounded quarterly until sufficient funds are available, and (b) the holders of the Series J Preferred Stock shall receive the applicable redemption amounts prior to any other payments to other holders of Preferred Stock.

     If all holders of Preferred Stock elected to require the redemption of all shares of Preferred Stock held by them, the minimum redemption requirements for the Preferred Stock, excluding any dividends, for the first five years and thereafter would be as follows:

                                                                   AS OF             AS OF
                                                             DECEMBER 31, 1995   MARCH 31, 1996
                                                             -----------------   --------------
    2000...................................................     $ 3,025,000       $  7,990,000
    2001...................................................       4,691,667          9,656,667
    2002...................................................       5,525,000         10,490,000
    2003...................................................       6,442,164          6,442,164
    2004...................................................       1,673,620          1,673,620
    Thereafter.............................................      15,042,979         15,042,979
                                                             -----------------   --------------
              Total........................................     $36,400,430       $ 51,295,430
                                                             ==============        ===========

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

     Each share of Preferred Stock has a liquidation preference over the Company's common stock equal to the respective redemption price for each series, plus all accrued and unpaid dividends including any noncompliance dividends. Alternatively, in the event that there is a surplus over the liquidation preference, the preferred stockholder will receive such amount as would have been payable had each such share been converted to common stock.

     Each share of Preferred Stock is to accrue on a daily basis, cumulative dividends at an annual rate of 10% of the redemption price (as specified above), compounded at the rate of 10.0% per share per annum beginning on the date of original issuance.

     The Company is under no obligation to pay such dividends until declared by the Board of Directors, and the Company's obligation to pay such dividends upon redemption per the Redemption Agreement or upon liquidation accrues from the end of the first year in which the Company has positive retained earnings. Accordingly, no provision has been made for such dividends at December 31, 1994 and 1995 and March 31, 1996. If the Company is in noncompliance (as defined) with the terms of the Certificate of Incorporation, the Preferred Stock will accrue an additional noncompliance cumulative dividend, on a daily basis, for the first 30 days that the Company is in noncompliance. The dividend rate will increase by $0.01 per share for each successive 30-day period the Company remains in noncompliance, up to a maximum annual rate. The annual rate of noncompliance dividends range from $0.10 to $0.70 per share and the maximum noncompliance dividends range from $0.16 to $1.12 per share.

PREFERRED STOCK WARRANT

     In 1990, the Company issued a warrant to purchase 57,858 shares of Series B Preferred Stock at an exercise price of $1.40 per share to a leasing company. The warrant expires upon the earlier of October 1, 2000 or the closing of an initial public offering. Upon the automatic conversion of the Preferred Stock in connection with an initial public offering, the warrant will be exercisable for the purchase of 57,858 shares of common stock at an exercise price of $1.40 per share.

H. STOCKHOLDERS' DEFICIT:

COMMON STOCK

     Each share of common stock has full voting rights.

     The terms of the Company's existing borrowing arrangements with its bank prohibit the payment of cash dividends on the common stock before the payment in full of all outstanding indebtedness to the bank. The terms of the Company's proposed 1996 line of credit prohibit the payment of cash dividends on the common stock.

     At December 31, 1995 and March 31, 1996, 24,283,726 and 25,853,428 shares, respectively, of common stock were reserved for the potential conversion of Preferred Stock, Preferred Stock warrants and stock options.

STOCK OPTION PLANS

     The Company has two stock option plans, a 1989 Incentive and Nonqualified Stock Option Plan and a 1995 Nonqualified Stock Option Plans (the "Plans"), whereby options to purchase up to 8,582,000 shares of the Company's common stock at a price not less than fair value (as determined by the Board of Directors) may be granted to key employees and consultants. The options are exercisable at various dates and expire ten years from the date of grant. Under the terms of the Plans, the Company

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

maintains the right of first refusal if any of the employees wish to sell the shares received from exercise of such options, and the employees' rights to exercise vest over a five or ten-year period.

     Information related to activity under the Plans for the three years ended December 31, 1995 and for the three months ended March 31, 1996 is as follows:

                                                                  SHARES        OPTION PRICE
                                                                ----------     ---------------
    Outstanding at December 31, 1992..........................   1,377,464     $0.10  -- $0.75
    Granted...................................................   1,029,200      0.75  --  6.00
    Exercised.................................................    (227,186)     0.10  --  0.75
    Canceled..................................................     (78,650)     0.10  --  1.75
                                                                ----------
    Outstanding at December 31, 1993..........................   2,100,828      0.10  --  6.00
    Granted...................................................     526,475      3.00  --  3.50
    Exercised.................................................     (67,788)     0.10  --  2.00
    Canceled..................................................    (113,425)     0.10  --  3.50
                                                                ----------
    Outstanding at December 31, 1994..........................   2,446,090      0.10  --  6.00
    Granted...................................................   5,615,400      0.01  --  3.50
    Exercised.................................................    (276,062)     0.10  --  3.50
    Canceled..................................................  (2,187,350)     0.10  --  6.00
                                                                ----------
    Outstanding at December 31, 1995..........................   5,598,078      0.01  --  6.00
    Granted...................................................     868,550      0.25  --  2.00
    Exercised.................................................     (87,673)     0.20  --  3.50
    Canceled..................................................    (175,910)     0.01  --  6.00
                                                                ----------
    Outstanding at March 31, 1996.............................   6,203,045      0.01  --  6.00
                                                                ==========

     At December 31, 1995 and March 31, 1996, 881,226 and 937,849 options, respectively, had vested under the Plans and 2,400,136 and 1,707,496, respectively, were available for grant.

     On April 1, 1996, options to purchase 2,760,000 shares of common stock issued to two officers of the Company during December 1995 were accelerated, and the officers exercised these options in exchange for cash of $2,760 and full recourse promissory notes in the amount of $687,240. The promissory notes bear interest at 7.0% and are due on the earlier of April 1, 2001 or upon termination of employment. Pursuant to these agreements, the shares may be repurchased by the Company at the amounts paid by the officers for the shares under certain conditions such that, economically, the original vesting schedule for these options remains in effect.

     Except as set forth below, the exercise price for each of the above grants was determined by the Board of Directors of the Company to be equal to the fair value of the common stock on the date of grant. In reaching this determination at the time of each such grant, the Board considered a broad range of factors including the illiquid nature of an investment in the Company's common stock, the Company's historical financial performance, the preferences (including liquidation) of the Company's outstanding convertible preferred stock, and the Company's future prospects.

     In connection with the severance of certain key employees pursuant to the Company's restructuring plan (see Note M), during 1995 the Company converted 465,311 incentive stock options to nonqualified stock options. Simultaneously, the exercise period for these options was extended and consequently, approximately $1,317,000 was charged to operations and included in restructuring charges. This charge represented the differences between the aggregate fair value of those options and the aggregate exercise amounts on the remeasurement date.

     In December 1995 and pursuant to the 1995 Nonqualified Stock Option Plan, the Company, as authorized by the Board of the Directors, granted certain employees non-qualified stock options to purchase 507,775 shares at an exercise price of $0.01 per share, which was less than fair value at the

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

date of grant. Unearned compensation related to these options amounting to approximately $122,000 has been recorded in the Company's stockholders' deficit and will be recognized as expense ratably over the vesting period of five years.

     The Board of Directors adopted on May 23, 1996, and the stockholders of the Company are expected to approve by written consent in June 1996, the 1996 Incentive and Nonqualified Stock Option Plan of the Company (the "1996 Stock Option Plan").

     The 1996 Stock Option Plan authorizes (i) the grant of options to purchase Common Stock intended to qualify as incentive stock options ("Incentive Options"), as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) the grant of options that do not so qualify ("Nonqualified Options"). Options to purchase up to 2,700,000 shares of Common Stock may be granted under the 1996 Stock Option Plan, provided that prior to May 23, 1997, options to purchase no more than 1,200,000 shares of Common Stock may be issued under the Plan, with such number increasing by 300,000 on each of the first five anniversaries of the adoption of the Plan by the Board of Directors, up to a maximum of 2,700,000 shares.

     The terms of the options to be issued under the 1996 Stock Option Plan, including exercise price, vesting and term, will be similar to the terms of the 1989 and 1995 Plans; however, the 1996 Stock Option Plan also provides for certain automatic grants of nonqualified options to non-employee directors of the Company.

EMPLOYEE STOCK PURCHASE PLAN

     On May 23, 1996, the Board of Directors adopted, and the stockholders of the Company are expected to approve by written consent in June 1996, an Employee Stock Purchase Plan (the "Stock Purchase Plan"), under which options to purchase up to 300,000 shares of Common Stock may be granted to employees of the Company.

     The maximum number of shares which may be purchased by an employee under the Stock Purchase Plan will be determined on the first day of the offering period pursuant to a formula under which the employee's projected payroll deductions over the Offering Period are divided by 85% of the market value of one share of Common Stock on the first day of the Offering Period, and the quotient is multiplied by two. During each Offering Period, the price at which the employee will be able to purchase the Common Stock will be 85% of the last reported sale price of the Common Stock on the Nasdaq National Market on the first or last day of the Offering Period, whichever is lower.

     The Stock Purchase Plan will be administered by the Compensation Committee of the Board of Directors. All employees who meet certain minimum criteria based on hours worked per week and length of tenure with the Company will be eligible to participate in the Stock Purchase Plan and no employee will be able to purchase shares pursuant to the Stock Purchase Plan if after such purchase such employee would own more than a specific percentage of the total combined voting power or value of the stock of the Company.

     In addition, effective upon the closing of such offering and after giving effect to the amendment and restatement of the Certificate of Incorporation of the Company, the authorized capital stock of the Company will consist of 200,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of undesignated preferred stock, par value $0.01 per share. The Board of Directors will be authorized, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to establish or alter the voting powers, designations, preferences and relative, participating, optional or other rights, or the qualifications, limitations or restrictions thereof, and to increase (but

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series without any further vote or action by the stockholders. The Board of Directors will be authorized to issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock.

     On May 23, 1996 the Board of Directors voted to retire the 18,900 treasury shares.

I. INCOME TAXES:

     Income (loss) before income taxes for domestic and foreign operations is as follows:

                                                                           THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                      MARCH 31,
                        -------------------------------------------     ------------------------
                          1993            1994             1995            1995           1996
                        ---------     ------------     ------------     -----------     --------
                                                                              (UNAUDITED)
    Domestic..........  $ 796,968     $(11,182,270)    $ (8,716,140)    $(1,451,337)    $(10,464)
    Foreign...........   (139,996)        (820,856)      (1,568,211)       (544,363)     179,278
                        ---------     ------------     ------------     -----------     --------
                        $ 656,972     $(12,003,126)    $(10,284,351)    $(1,995,700)    $168,814
                        =========     ============     ============     ===========     ========

     The provision (benefit) for income taxes consists of the following:

                                                                           THREE MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,              MARCH 31,
                                       -------------------------------     -------------------
                                        1993        1994        1995        1995        1996
                                       -------     -------     -------     -------     -------
                                                                               (UNAUDITED)
    Currently payable (refundable):
      Foreign........................       --     $18,000     $(1,982)         --     $23,958
      Federal........................  $26,000          --          --          --          --
      State..........................    4,000          --          --          --          --
                                       -------     -------     -------     -------     -------
                                       $30,000     $18,000     $(1,982)         --     $23,958
                                       =======     =======     =======     =======     =======

     The following is a reconciliation between the U.S. federal statutory rate and the effective tax rate:

                                                                           THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,             MARCH 31,
                                          ---------------------------      -------------------
                                          1993       1994       1995       1995          1996
                                          -----      -----      -----      -----         -----
    U.S. federal statutory rate.........   34.0%     (34.0)%    (34.0)%    (34.0)%        34.0%
    State taxes, net of applicable
      federal tax benefit...............    0.5         --         --         --            --
    Foreign income and withholding
      taxes.............................     --        0.2         --         --          12.2
    Losses not benefited................     --       34.0       34.0       34.0            --
    Net operating loss benefit..........  (34.0)        --         --         --         (34.0)
    Alternative minimum tax.............    4.0         --         --         --           2.0
                                          -----      -----      -----      -----         -----
                                            4.5%       0.2%        --         --          14.2%
                                          =====      =====      =====      =====         =====

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

     The approximate tax effect of each type of temporary difference and carryforward before allocation of the valuation allowance is as follows:

                                                         DECEMBER 31,
                                                  ---------------------------      MARCH 31,
                                                     1994            1995            1996
                                                  -----------     -----------     -----------
                                                                                  (UNAUDITED)
    Deferred tax assets:
      Net operating loss carryforwards
         (domestic).............................  $ 8,543,000     $11,211,000     $11,152,000
      Net operating loss carryforward
         (foreign)..............................      440,000         848,000         838,000
      Tax credit carryforwards..................    1,783,000       1,819,000       1,819,000
      Accounts receivable reserves..............      160,000         173,000         173,000
      Vacation and benefits reserves............      231,000         241,000         241,000
      Restructuring reserves....................      --              132,000          46,000
      Stock option compensation.................      --              530,000         530,000
      Other.....................................       35,000         --              --
    Deferred tax liabilities:
      Depreciation and amortization.............      (72,000)       (123,000)       (123,000)
                                                  -----------     -----------      ----------
    Net deferred tax assets.....................  $11,120,000     $14,831,000     $14,676,000
                                                  ===========     ===========      ==========


     As of December 31, 1995, the Company had federal net operating loss ("NOL") and research and experimentation credit carryforwards of approximately $28,500,000 and $1,375,000, respectively, available to offset future federal income tax liabilities, which expire at various dates through 2010. The utilization of NOL and research and experimentation credit carryforwards is subject to Section 382 of the Internal Revenue Code. This section established an annual limitation, based on changes in the Company's ownership, on the amount of income which may be offset by these tax attributes. The 1993 purchases of Preferred Stock by IBM, in combination with certain other transactions, constituted such a change in ownership of the Company. As a result, the Company's utilization of NOLs and R&E credits in the aggregate amount of approximately $10,000,000, that were available at the time of such change, will be limited to a maximum of $2,300,000 per year through 2010. No change of ownership has occurred since 1993, and the Company does not expect that the offering contemplated by the registration statement is which these financial statements are included will result in such a change of ownership. Accordingly, NOLs and R&E credits in the aggregate amount of approximately $18,500,000 at December 31, 1995 that have arisen since the 1993 change in ownership may be utilized by the Company without limitation under Section 382.


     As of December 31, 1995, the Company's foreign subsidiaries had NOL carryforwards of approximately $1,900,000.


     As required by Statement of Financial Accounting Standards No. 109, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of the Company's deferred tax assets, which consist principally of net operating loss and tax credit carryforwards. Management has considered the Company's history of losses and its short recent period of income and concluded that as of December 31, 1995 and March 31, 1996, it is more likely than not that the Company will not generate future taxable income prior to the expiration of the net operating losses and tax credits in 2010. Accordingly, the Company's deferred tax assets have been fully reserved. Management re-evaluates the positive and negative evidence on a quarterly basis.

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

J. 401(K) PLAN:

     The Company sponsors a defined contribution employees' investment and savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all eligible (as defined) employees of the Company. The Company made no matching contributions to the plan during 1993, 1994 and 1995 or during the three months ended March 31, 1996.

K. AGREEMENTS WITH RELATED PARTIES:

     During 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, the Company sold a total of $11,807,000, $3,052,000, $3,078,000 and
$402,000 and $1,015,000, respectively, in software and services, respectively, to preferred stockholders of the Company.

     During 1993, the Company entered into a series of agreements with IBM (a related party) encompassing product licenses, customized development, consulting and maintenance. The agreements cover a three-year period. During 1993, 1994, 1995 and the three months ended March 31, 1995 and 1996, the Company recognized approximately $9,900,000, $1,745,000, $3,078,000, $402,000 and $980,000,
respectively, of revenue under the terms of these agreements comprising 40.2%, 6.9%, 9.4% , 5.0% and 10.9%, respectively, of the total revenues of the Company for the respective periods. At December 31, 1994 and 1995, the Company had approximately $742,000 and $359,000, respectively, in accounts receivable due from IBM. During 1993 and concurrent with the aforementioned agreements, IBM purchased 3,750,695 shares of the Company's Series E and F Preferred Stock for approximately $11,800,000. IBM did not participate in the purchase and sale of preferred shares of the Series J offering on February 15, 1996.

     Deferred revenue at December 31, 1995 and March 31, 1996 includes $1,400,000 and $750,000, respectively, collected from IBM pursuant to a $1,800,000 development contract. IBM directed the Company to suspend development efforts on this contract during the quarter ended March 31, 1996 and, accordingly, the Company recognized $650,000 in revenues related to certain contract milestones. On April 2, 1996, this contract was terminated and, in accordance with the terms of the contract, the Company recognized the remaining $750,000 of revenues. The Company has no further obligations under this contract.

     Under the terms of the IBM agreements, either party has the option (the "Break-Up Option") of terminating certain of the IBM agreements and modifying the terms of certain others upon nine months' advance notice. On March 5, 1996, the Company exercised the Break-Up Option by giving written notice to IBM. Upon the effectiveness of the Break-Up Option, the rate of royalties paid to the Company by IBM for ObjectStore-based products will be substantially increased, IBM will no longer be entitled to a discount on training and consulting services provided by the Company and the Company's joint development and marketing efforts with IBM may be curtailed or eliminated.

     During 1993, the Company entered into a cooperative marketing agreement with IBM pursuant to which the Company pays fees to IBM for marketing the Company's products and services. In addition IBM charges the Company for certain equipment rentals, maintenance and other expenses. Total charges from IBM during the years ended December 31, 1993, 1994 and 1995 and three months ended March 31, 1995 and 1996 amounted to approximately $19,000, $166,000, $1,289,000,
$14,000 and $74,000, respectively.

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)

L. GEOGRAPHIC DATA:

     The Company's operations consist of a single line of business comprised of developing and marketing computer software and providing related maintenance and consulting services.


     The Company has sales and marketing operations located outside the United States, in the United Kingdom, France, Germany, Japan, and, until September 1995, in Australia. Revenues are reflected in the geographic areas from which the sales are made. Financial information for the Asia Pacific region for the quarter ended March 31, 1996 reflects solely the Company's operations located in Japan. Financial information, summarized by geographic area, is as follows:



                                                 NORTH         UNITED      REST OF        ASIA
                                                AMERICA       KINGDOM       EUROPE       PACIFIC     ELIMINATIONS   CONSOLIDATED
                                              ------------   ----------   ----------   -----------   ------------   ------------
Year ended December 31, 1993
  Revenues:
    From unaffiliated customers.............  $ 22,998,000   $  512,000   $  700,000   $   440,000   $         --   $ 24,650,000
    Intercompany transfers..................       687,000           --           --            --       (687,000)            --
                                              ------------   -----------  -----------  ------------  ------------
        Total revenues......................  $ 23,685,000   $  512,000   $  700,000   $   440,000   $   (687,000)  $ 24,650,000
                                              ============   ===========  ===========  ============  ============
Income (loss) from operations...............  $    926,000   $    5,000   $  145,000   $  (511,000)  $         --        565,000
                                              ============   ===========  ===========  ============  ============
Identifiable assets.........................  $ 35,571,000   $  507,000   $  678,000   $   528,000   $(11,655,000)  $ 25,629,000
                                              ============   ===========  ===========  ============  ============
Year ended December 31, 1994
  Revenues:
    From unaffiliated customers.............  $ 20,319,000   $2,247,000   $2,085,000   $   838,000             --   $ 25,489,000
    Intercompany transfers..................     1,738,000           --           --            --   $ (1,738,000)            --
                                              ------------   -----------  -----------  ------------  ------------
        Total revenues......................  $ 22,057,000   $2,247,000   $2,085,000   $   838,000   $ (1,738,000)  $ 25,489,000
                                              ============   ===========  ===========  ============  ============
  Income (loss) from operations.............  $(10,312,000)  $   69,000   $ (803,000)  $(1,341,000)  $         --   $(12,387,000)
                                              ============   ===========  ===========  ============  ============
  Identifiable assets.......................  $ 39,563,000   $1,528,000   $1,482,000   $ 2,263,000   $(19,407,000)  $ 25,429,000
                                              ============   ===========  ===========  ============  ============
Year ended December 31, 1995
  Revenues:
    From unaffiliated customers.............  $ 24,867,000   $2,681,000   $3,178,000   $ 1,980,000             --   $ 32,706,000
    Intercompany transfers..................     2,644,000           --           --            --   $ (2,644,000)            --
                                              ------------   -----------  -----------  ------------  ------------
        Total revenues......................  $ 27,511,000   $2,681,000   $3,178,000   $ 1,980,000   $ (2,644,000)  $ 32,706,000
                                              ============   ===========  ===========  ============  ============
  Loss from operations......................  $ (8,876,000)  $  (54,000)  $ (816,000)  $  (661,000)  $         --   $(10,407,000)
                                              ============   ===========  ===========  ============  ============
  Identifiable assets.......................  $ 18,666,000   $2,354,000   $1,936,000   $ 1,049,000   $ (6,851,000)  $ 17,154,000
                                              ============   ===========  ===========  ============  ============
For the three months ended March 31, 1996:
  Revenues:
    From unaffiliated customers.............  $  5,790,000   $  973,000   $  852,000   $ 1,381,000        --        $  8,996,000
    Intercompany transfers..................     1,047,000           --           --            --   $ (1,047,000)            --
                                              ------------   -----------  -----------  ------------  ------------
        Total...............................  $  6,837,000   $  973,000   $  852,000   $ 1,381,000   $ (1,047,000)  $  8,996,000
                                              ============   ===========  ===========  ============  ============
Income (loss) from operations...............  $     39,000   $ (206,000)  $  (91,000)  $   449,000             --   $    191,000
                                              ============   ===========  ===========  ============  ============
Identifiable assets.........................  $ 22,667,000   $2,792,000   $1,813,000   $ 2,031,000   $ (7,498,000)  $ 21,805,000
                                              ============   ===========  ===========  ============  ============



     Intercompany transfers primarily represent shipments of software to foreign subsidiaries and are charged at fixed percentages of the net selling prices to the ultimate customers. These transfers have been eliminated from consolidated revenues.

                              OBJECT DESIGN, INC.

 (Information for the three months ended March 31, 1996 and 1995 is unaudited)


     Export sales to unaffiliated customers by geographic area were approximately as follows:



                                                                              ASIA
                                                    CANADA      EUROPE      PACIFIC       TOTAL
                                                   --------   ----------   ----------   ----------
Year ended December 31, 1993.....................        --           --   $  638,000   $  638,000
Year ended December 31, 1994.....................        --   $1,068,000   $1,109,000   $2,177,000
Year ended December 31, 1995.....................        --   $1,964,000   $2,253,000   $4,217,000
Three months ended March 31, 1995................        --   $  260,000   $  996,000   $1,256,000
Three months ended March 31, 1996................  $317,000   $  496,000   $  228,000   $1,041,000


M. RESTRUCTURING CHARGES:

     During fiscal 1995, the Company recorded restructuring charges aggregating approximately $2,709,000. The restructuring plan was developed to re-focus the Company's product strategies and reduce the Company's cost structure and included severance payments to 36 terminated employees (including the Company's President and four Vice Presidents, all telesales personnel and certain marketing personnel) totaling approximately $2,100,000 (including the extension of exercise periods of certain stock options totaling approximately $1,317,000), loss on the sale of the Company's Australian subsidiary amounting to approximately $76,000 and losses on vacated office leases approximately $533,000. The revenues and net operating losses of the Company's Australian operation were not material. As of March 31, 1996, the restructuring plan was substantially complete.

Activity related to the restructuring change and the related accrued restructuring reserve (included in accrued expenses) is summarized as follows:

                                                                   RESERVE AT                RESERVE AT
                                         PROVISION                DECEMBER 31,                MARCH 31,
                                        DURING 1995   PAYMENTS        1995       PAYMENTS       1996
                                        -----------   ---------   ------------   ---------   -----------
Employee severance....................  $   783,000   $(691,000)    $ 92,000     $ (92,000)          --
Vacated office leases and related
  costs...............................      408,000    (173,000)     235,000      (120,000)   $ 115,000
                                        -----------   ---------   ------------   ---------   -----------
          Total restructuring
            reserve...................    1,191,000   $(864,000)    $327,000     $(212,000)   $ 115,000
                                                      =========   ==========     =========     ========
Stock option remeasurement............    1,317,000
Abandoned leaseholds..................      125,000
Loss on sale of subsidiary............       76,000
                                        -----------
          Total restructuring
            charges...................  $ 2,709,000
                                          =========

                            DESCRIPTION OF GRAPHICS

     1) Text on top of page:
        "OBJECT DESIGN offers a complete data management solution for Internet and Intranet applications."

     2) Graphic in middle of page:
        A diagram of the Company's product line containing graphics. A one-sentence description of each product is included as follows:

                -- ObjectStore is a high-performance database that incorporates support for extended data types and extended data relationships.

                -- Extended Object Managers offer built-in support for Text,
                   Audio, Image, Video, HTML, Java objects and other extended data types.

                -- ObjectForms dynamically generates HTML pages from ObjectStore databases.

                -- ObjectStore supports widely used development languages and standards.

                -- DBconnect provides access to relational data.

                -- ObjectStore Performance Expert and ObjectStore Inspector
                   simplify performance tuning and database design.

     3) Company logo in bottom right hand corner, accompanied by text:
       "The Database for the Web"

- ------------------------------------------------------------
- ------------------------------------------------------------

        NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
     Prospectus Summary................     3
     The Company.......................     6
     Risk Factors......................     6
     Use of Proceeds...................    14
     Dividend Policy...................    14
     Capitalization....................    15
     Dilution..........................    16
     Selected Consolidated Financial
       Data............................    17
     Management's Discussion and
       Analysis of Financial Condition
       and Results of Operations.......    19
     Business..........................    30
     Management........................    43
     Certain Transactions..............    54
     Principal Stockholders............    56
     Description of Capital Stock......    58
     Shares Eligible for Future Sale...    62
     Underwriting......................    64
     Legal Matters.....................    65
     Experts...........................    65
     Additional Information............    66
     Consolidated Financial
       Statements......................   F-1

        UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
   ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------------
- ------------------------------------------------------------
- ------------------------------------------------------------
- ------------------------------------------------------------
                                3,000,000 SHARES
                                      LOGO
                                  COMMON STOCK
                            -----------------------
                                   PROSPECTUS
                            -----------------------
                               HAMBRECHT & QUIST

                               ALEX. BROWN & SONS
                     INCORPORATED

                          WESSELS, ARNOLD & HENDERSON
                                           , 1996
- ------------------------------------------------------------
- ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

    Registration fee (Securities and Exchange Commission)..................    $   13,087
    Nasdaq listing fee.....................................................        50,000
    NASD filing fee........................................................         4,495
    Printing and engraving expenses........................................       125,000
    Transfer agent fees....................................................         5,000
    Accounting fees and expenses...........................................       300,000
    Legal fees and expenses................................................       300,000
    Blue Sky fees and expenses (including related legal fees)..............        20,000
    D&O insurance premium..................................................       150,000
    Miscellaneous..........................................................        32,418
                                                                                 --------
              Total........................................................    $1,000,000
                                                                                 ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article SEVENTH of the Company's Amended and Restated Certificate of Incorporation, as amended to date (the "Certificate of Incorporation") provides that the Company shall indemnify each of its directors and officers (and any former director or officer) to the maximum extent permitted by the General Corporation Law of the State of Delaware against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he or she is threatened to be or is made a party, by reason of his or her being or having been such a director or officer, or having served at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, trust or other enterprise.

     Article NINTH of the Certificate of Incorporation provides that, to the maximum extent permitted by the General Corporation Law of the State of Delaware, no director of the Company shall be personally liable to the Company or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty.

     Article SEVENTH of the Certificate of Incorporation further provides that the right of indemnification provided thereby shall not be exclusive of or affect any other rights to which any director or officer may be entitled. Articles SEVENTH and NINTH of the Certificate of Incorporation each provide that no amendment or repeal of such Article shall deprive any person of the benefits thereof with respect to any act or failure to act occurring prior to such amendment or repeal.

     Section 10 of the By-laws of the Company, as amended to date, provides that the Company shall indemnify its officers and directors to the full extent the Company is permitted or required to do so by the General Corporation Law of the State of Delaware.

     Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a corporation to indemnify its directors and officers in the manner described by Article SEVENTH of the Certificate of Incorporation, except with respect to any matter as to which a director or officer shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the corporation. Such indemnification may include payment by the corporation of expenses incurred in defending or disposing of any such action, suit or other proceeding, whether civil or criminal, in advance of the final disposition or compromise of such action, suit or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification by the corporation. No indemnification shall be provided in any particular matter unless such indemnification shall be determined to be proper under Section 145
(a) by a majority of the disinterested then in office, even though less than a quorum; (b) if there are no such directors, or if such directors so direct, then by independent legal counsel in a written opinion; or (c) by the stockholders.

     Section 145 also authorizes corporations to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability. The Company maintains a general liability insurance policy which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

     Section 7 of the Underwriting Agreement provides that, under certain circumstances, the Underwriters are obligated to indemnify the directors and officers of the Company against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

     The effect of these provisions would be to permit indemnification by the Company for, among other liabilities, liabilities arising out of the Securities Act of 1933 (the "Securities Act").

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following information is furnished with regard to all securities sold by the Company within the past three years which were not registered under the Securities Act.


          (a) From January 1, 1993 through June 30, 1996, the Company issued an aggregate of 3,430,811 shares of Common Stock to 129 directors, officers, employees and consultants of the Company upon the exercise of options granted pursuant to the Company's Stock Option Plans at prices ranging from $.01 to $3.50 per share for an aggregate consideration of $960,799.


          (b) On April 12, 1993, the Company issued 2,601,877 shares of Series E Convertible Preferred Stock for an aggregate consideration of $7,805,631 and 1,148,818 shares of Series F Convertible Preferred Stock for an aggregate consideration of $4,020,863 to one investor.

          (c) On May 14, 1993, the Company issued 250,000 shares of Series G Convertible Preferred Stock for an aggregate consideration of $1,000,000 to one investor.

          (d) On March 31, 1994, the Company issued 999,848 shares of Series I Convertible Preferred Stock for an aggregate consideration of $6,998,936 to eleven investors.

          (e) On February 15, 1996, the Company issued 1,655,000 shares of Series J Convertible Preferred Stock for an aggregate consideration of $4,965,000 to eleven investors.

     The issuances described in this Item 15 were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering, and, in the case of shares of Common Stock issued pursuant to the exercise of options granted under the Stock Option Plans, in further reliance upon the exemption from registration set forth in Rule 701 under the Securities Act. The foregoing transactions did not involve a distribution or public offering. No underwriters were engaged in connection with the foregoing issuances of securities, and no commissions or discounts were paid.

ITEM 16.  EXHIBITS AND FINANCIAL SCHEDULES.

     (A) EXHIBITS


 **1.1    Form of Underwriting Agreement
  *3.1    Restated Certificate of Incorporation, as amended
  *3.2    Form of Certificate of Amendment of Restated Certificate of Incorporation (to be
          effective upon adoption by the stockholders of the Company)
  *3.3    Form of Amended and Restated Certificate of Incorporation of the Company (to be
          effective upon closing of the offering)
  *3.4    By-Laws of the Company, as amended
  *3.5    Form of Amended and Restated By-Laws of the Company (to be effective upon closing of the offering)
   4.1    Specimen certificate for Common Stock of the Company
 **5.1    Opinion of Foley, Hoag & Eliot LLP
 *10.1    1989 Incentive and Nonqualified Stock Option Plan
 *10.2    1995 Nonqualified Stock Option Plan
  10.3    1996 Incentive and Nonqualified Stock Option Plan
  10.4    1996 Employee Stock Purchase Plan
 *10.5    Letter Agreement dated April 18, 1995 between the Company and Fleet Bank of
          Massachusetts, N.A. ("Fleet")
 *10.6    $1,500,000 Term Note I dated November 19, 1993 by the Company and payable to Fleet, with Allonge to Note dated April 18, 1995
 *10.7    $1,500,000 Term Note II dated June 24, 1994 by the Company and payable to Fleet, with Allonge to Note dated April 18, 1995
 *10.8    $5,000,000 Revolving Note dated April 18, 1995 by the Company payable to Fleet
 *10.9    Security Agreement dated June 23, 1993 between the Company and Fleet
 *10.10   Pledge Agreement dated August 20, 1993 between the Company and Fleet
 *10.11   Loan Modification Agreement and Waiver dated January 17, 1996 between the Company and Fleet
 *10.12   Lease dated September 15, 1993 between the Company and 25 Mall Road Trust.
  10.13   First Amendment to Lease dated June 28, 1994 between the Company and 25 Mall Road
          Trust
  10.14   Second Amendment to Lease dated March 1, 1996 between the Company and 25 Mall Road
          Trust
 *10.15   Employment Agreement dated December 21, 1995 between the Company and Robert N.
          Goldman, as amended by Amendment to Employment Agreement dated May , 1996
 *10.16   Employment Agreement dated December 21, 1995 between the Company and Justin J.
          Perreault, as amended by Employment Agreement Amendment dated May , 1996
 *10.17   Severance Agreement dated March 1, 1996 between the Company and Thomas M. Atwood
 *10.18   Severance Agreement dated May 24, 1995 between the Company and Kenneth E. Marshall
 *10.19   Severance Agreement dated November 28, 1995 between the Company and David Stryker
 *10.20   Sixth Amended and Restated Stockholders' Agreement dated February 13, 1996 among the Company and certain of its stockholders
 *10.21   Amended and Restated IBM Stockholders' Agreement dated May 14, 1993 among the
          Company, International Business Machines Corporation ("IBM") and certain other stockholders of the Company, as amended by a Second Amendment dated March 31, 1994, as further amended by a Third Amendment dated June 10, 1994 and as further amended by a Fourth Amendment dated February 14, 1996
 *10.22   Amended and Restated Registration Rights Agreement dated June 29, 1990 between the
          Company and certain of its stockholders, as amended by Amendment No. 1 dated
          October 1, 1990, as further amended by Amendment No. 2 dated July 29, 1991, as further amended by Amendment No. 3 dated March 12, 1992, as further amended by
          Amendment No. 4 dated April 12, 1993, as further amended by Amendment No. 5 dated
          May 14, 1993, as further amended by Amendment No. 6 dated March 31, 1994 and as further amended by Amendment No. 7 dated February 13, 1996

  10.23   Master Lease and Warrant Agreement dated October 1, 1990 between the Company and
          PacifiCorp Credit, Inc. d/b/a Pacific Venture Finance, Inc. ("PacifiCorp")
 *10.24   Preferred Stock Purchase Warrant dated October 1, 1990 between the Company and
          PacifiCorp.
 *10.25   Internal Use and Substrate Agreement dated April 10, 1993 between the Company and
          IBM
 *10.26   Break-Up Agreement dated April 10, 1993 between the Company and IBM
 *10.27   Escrow Agreement dated April 10, 1993 between the Company and IBM
  10.28   Master Agreement dated April 10, 1993 between the Company and IBM
 *10.29   First Amended and Restated Agreement Regarding Confidential Information dated
          February 11, 1993 between the Company and IBM
 *10.30   Master OEM Agreement dated  between the Company and Verity, Inc.
  10.31   Limited Source Code License Agreement dated December 1, 1994 between the Company and Dharma Systems, Inc., as amended March 21, 1995
 *10.32   Software License and Distribution Agreement dated December 1, 1995 between the
          Company and ViVi Software, S.r.1
 *10.33   License Agreement dated February 23, 1996 between the Company and net.Genesis Corp.
  10.34   Object Design Licensing Agreement dated March 19, 1996 between the Company and
          Virage, Inc. (Confidential treatment requested for certain portions pursuant to
          Rule 406)
 *11.1    Computation of Earnings per Share
 *21.1    List of Subsidiaries of the Company
  23.1    Consent of Coopers & Lybrand L.L.P.
**23.2    Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1)
 *24.1    Power of Attorney (included on the signature page of the registration statement)


- ---------------

 *Previously filed.



**To be filed by amendment.


     (B) FINANCIAL STATEMENT SCHEDULES

     All financial statement schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions contained in the Certificate of Incorporation and By-Laws of the registrant and the laws of the Commonwealth of Massachusetts, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

     Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF BURLINGTON, MASSACHUSETTS ON JULY 12, 1996.


                                   OBJECT DESIGN, INC.


                                   By: /s/  ROBERT N. GOLDMAN


                                      ------------------------------------------
                                      Robert N. Goldman
                                      President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                 TITLE                     DATE
- ---------------------------------------------  --------------------------------  --------------
/s/  ROBERT N. GOLDMAN                         President and Chief Executive     July 12, 1996
- ---------------------------------------------  Officer (Principal Executive
Robert N. Goldman                              Officer and Director)
*                                              Chief Financial Officer           July 12, 1996
- ---------------------------------------------  (Principal Financial and
Lacey P. Brandt                                Accounting Officer)
*                                              Director                          July 12, 1996
- ---------------------------------------------
Gerald B. Bay
*                                              Director                          July 12, 1996
- ---------------------------------------------
Arthur J. Marks
*                                              Director                          July 12, 1996
- ---------------------------------------------
Tim R. Palmer
*                                              Director                          July 12, 1996
- ---------------------------------------------
Scott Sperling
*                                              Director                          July 12, 1996
- ---------------------------------------------
Steven C. Walske



*By: /s/  ROBERT N. GOLDMAN


     ------------------------------------------------------
     Robert N. Goldman
     Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                                  DESCRIPTION                                     PAGE
- -------   ------------------------------------------------------------------------  ------------
   4.1    Specimen certificate for Common Stock of the Company....................
  10.3    1996 Incentive and Nonqualified Stock Option Plan.......................
  10.4    1996 Employee Stock Purchase Plan.......................................
  10.13   First Amendment to Lease dated June 28, 1994 between the Company and 25
          Mall Road Trust.........................................................
  10.14   Second Amendment to Lease dated March 1, 1996 between the Company and 25
          Mall Road Trust.........................................................
  10.23   Master Lease and Warrant Agreement dated October 1, 1990 between the
          Company and PacifiCorp Credit, Inc. d/b/a Pacific Venture Finance, Inc.
          ("PacifiCorp")..........................................................
  10.28   Master Agreement dated April 10, 1993 between the Company and IBM.......
  10.31   Limited Source Code License Agreement dated December 1, 1994 between the
          Company and Dharma Systems, Inc., as amended March 21, 1995.............
  10.34   Object Design Licensing Agreement dated March 19, 1996 between the
          Company and Virage, Inc. (Confidential treatment requested for certain portions pursuant to Rule 406)..........................................
  23.1    Consent of Coopers & Lybrand L.L.P......................................